# 2004
# ANNUAL REPORT


05047826





GLACIER BANCORP, INC.

## Corporate Headquarters

49 Commons Loop
Kalispell, MT 59901-2679
(406) 756-4200

## Board of Directors

John S. MacMillan, Chairman
Retired President/CEO of Glacier Bancorp, Inc. (the "Company") and Glacier Bank, and Chairman of the Company and retired Chairman of Glacier Bank

Michael J. Blodnick
President/CEO of the Company

William L. Bouchee
CEO of First Security Bank of Missoula

James E. English
Attorney/English Law Firm, Partner of Great Sky Development, and board member of Mountain West Bank

Allen J. Fetscher
Chairman of First Security Bank of Missoula, President of Fetscher's Inc., Vice President of American Public Land Exchange Co. Inc., and owner of Associated Agency

Fred J. Flanders
Retired President of Valley Bank of Helena and Chairman of Valley Bank of Helena

Jon W. Hippler
President/CEO of Mountain West Bank

L. Peter Larson
Chairman/CEO of American Timber Company

Everit A. Sliter
CPA/Jordahl & Sliter, PLLC and Chairman of Glacier Bank

## Stock Listing

Glacier Bancorp, Inc.'s common stock trades on the NASDAQ National Market System under the symbol GBCI. There are approximately 9,570 shareholders of Glacier Bancorp, Inc. stock.

## Investor Information

www.glacierbancorp.com

## Corporate Officers

Michael J. Blodnick
President/CEO

James H. Strosahl
EVP/CFO/Secretary/Treasurer

Thomas E. Anderson
SVP/Controller

Mark D. MacMillan
SVP/Information Technology

Robin S. Roush
SVP/Human Resources

M. Todd Grande
VP/Service & Sales Training

Marcia L. Johnson
VP/Operations

Barry L. Johnston
VP/Credit Administration

April D. Kelso
VP/Compliance

Donald B. McCarthy
VP/Assistant Controller

Glenn G. Nelson
VP/Information Technology

Ryan T. Screnar
VP/Internal Audit

## Independent Registered Public Accountants

KPMG LLP
401 N. 31st Street
Billings, MT 59103-7108

## Legal Counsel

Hash and O'Brien PLLP
136 First Avenue West
Kalispell, MT 59901-4442

Graham & Dunn PC
Pier 70, Suite 300
2801 Alaskan Way
Seattle, WA 98121-1128

Cover photo by: Douglass Dye
Mount Gould and Swiftcurrent Lake
Glacier National Park, Montana

**Glacier Bank**
**Main Office:**
202 Main Street
Kalispell, MT 59901
(406) 756-4200

**Branch Offices:**
49 Commons Loop
Kalispell, MT 59901

2199 Highway 2 East
Kalispell, MT 59901

615 California Avenue
Libby, MT 59923

14 Second Ave. West
Polson, MT 59860

822 Nucleus Avenue
Columbia Falls, MT 59912

Old Town Center
Bigfork, MT 59911

3701 Harrison Avenue
Butte, MT 59701

49 North Main Street
Butte, MT 59701

1880 Harrison Avenue
Butte, MT 59702

307 East Park Street
Anaconda, MT 59711

**Directors:**
Everit A. Sliter, Chairman
Gregory A. Goode
Dallas Herron
Robert Leipheimer
David P. Meredith
Van Kirke Nelson, M.D.
Robert A. Nystuen
James H. Strosahl
Stephen J. Van Helden

**First Security Bank of Missoula**
**Main Office:**
1704 Dearborn
Missoula, MT 59801
(406) 728-3115

**Branch Offices:**
541 East Broadway
Missoula, MT 59802

3220 Great Northern Way
Missoula, MT 59808

2601 Garfield
Missoula, MT 59801

100 East Broadway
Missoula, MT 59802

320 West Broadway
Missoula, MT 59802

3045 North Reserve
Missoula, MT 59808

4055 South Highway 93
Missoula, MT 59804

501 North First Street
Hamilton, MT 59840

**Directors:**
Allen J. Fetscher, Chairman
William L. Bouchee
Scott M. Burke
Harold J. Fraser
Craig A. Langel
Kathy Markette, MD
Walter Muralt
Kathy Ogren
James H. Strosahl
Christopher B. Swartley
Dennis H. Toussaint
Stanford L. Zimet

**Western Security Bank**
**Main Office:**
2929 3rd Avenue North
Billings, MT 59101
(406) 252-3700

**Branch Offices:**
2401 Grand Avenue
Billings, MT 59102

2675 King Avenue West
Billings, MT 59102

1546 Main Street
Billings, MT 59105

2845 Old Hardin Road
Billings, MT 59101

19 Montana Avenue
Laurel, MT 59044

401 West Main
Lewistown, MT 59457

**Directors:**
Ruben R. Day, Chairman
Michael J. Blodnick
Jerald D. Evenson
Lori Forseth
Douglas J. McBride
John V. Negu
Russel J. Spika
James D. Walker
John Weber

**Mountain West Bank**
**Main Office:**
125 Ironwood Drive
Coeur d'Alene, ID 83814
(208) 765-0284

**Branch Offices:**
305 W. Prairie Avenue
Hayden, ID 83835

709 East Seltice Way
Post Falls, ID 83854

433 North 16th Street
Boise, ID 83702

80 South Cole Road
Boise, ID 83701

7107 West State Street
Boise, ID 83714

2970 East St. Lukes Drive
Meridian, ID 83642

2024 Caldwell Blvd.
Nampa, ID 83651

491 Sun Valley Road East
Ketchum, ID 83340

206 North Main
Hailey, ID 83333

201 East Superior
Sandpoint, ID 83864

476655 Highway 95 North
Ponderay, ID 83852

110 South Main
Brigham City, UT 84302

1776 Park Avenue, #101
Park City, UT 84060

330 North Washington
Newport, WA 99156

223 Main Street
Ione, WA 99139

**Directors:**
Charles. R. Nipp, Chairman
Dennis Downer
Bradley E. Dugdale
James M. English
Steven Giacobbi
Thomas Gibson
Jon W. Hippler
Stephen F. Meyer
Marilyn Montgomery
J. Michael Patano
Don Shepherd
James H. Strosahl
Thomas K. Thilo, M.D.

**Big Sky Western Bank**
**Main Office:**
55 Lone Peak Drive
Big Sky, MT 59716
(406) 995-2321

**Branch Offices:**
7730 Shedhorn Drive
Bozeman, MT 59718

4150 Valley Commons
Bozeman, MT 59718

106 East Babcock
Bozeman, MT 59715

**Directors:**
George B. Hagar, Chairman
Michael J. Blodnick
Edward Brandt
Don J. Chery
Ardyce DeVries
Robyn Erlenbush
William Martel
O. Taylor Middleton
John Murdoch
Michael R. Scholz


SEC MAIL
RECEIVED
PROCESSING
2005

**Valley Bank of Helena**
**Main Office:**
3030 North Montana Avenue
Helena, MT 59601
(406) 495-2400

**Branch Offices:**
1900 9th Avenue
Helena, MT 59601

306 Euclid Avenue
Helena, MT 59601

321 Fuller Avenue
Helena, MT 59601

3171 North Montana Avenue
Helena, MT 59602

101 Lane Avenue
East Helena, MT 59635

**Directors:**
Fred J. Flanders, Chairman
Michael J. Blodnick
Kenneth V. Carpenter, M.D.
Cary A. Hegreberg
Ronald S. Mercer
Bruce D. Mihelish
J. Andrew O'Neill
Robert J. Peccia
Joan S. Poston
John P. Poston

**Glacier Bank of Whitefish**
**Main Office:**
319 East Second Street
Whitefish, MT 59937
(406) 863-6300

**Branch Office:**
222 Dewey Avenue
Eureka, MT 59917

**Directors:**
Michael. J. Gwiazdon, Chairman
Bee Gee Cole
Dale G. Duff
Sean S. Frampton
Michael T. Henry
Thomas H. LaChance
Patrice B. LaTourelle
Robert C. Love
Charles R. Newton
Russell K. Porter
James H. Strosahl

# Stock and Dividend Information

**2004 Cash Dividend Data**

| Quarter | Record Date | Payment Date | Share Amount |
|---|---|---|---|
| 1 | April 13, 2004 | April 22, 2004 | $0.17 |
| 2 | July 13, 2004 | July 22, 2004 | $0.17 |
| 3 | Oct 12, 2004 | Oct 21, 2004 | $0.17 |
| 4 | Jan 11, 2005 | Jan 20, 2005 | $0.17 |

**Anticipated Dividend Dates 2005 (*)** / **Anticipated Earnings (*)**

| Quarter | Record Date | Payment Date | Announcement Dates |
|---|---|---|---|
| 1 | April 12, 2005 | April 21, 2005 | April 27, 2005 |
| 2 | July 12, 2005 | July 21, 2005 | July 28, 2005 |
| 3 | Oct 11, 2005 | Oct 20, 2005 | October 27, 2005 |
| 4 | Jan 10, 2006 | Jan 19, 2006 | February 2, 2006 |

(*) Subject to approval by the Board of Directors

**Common Stock Price (1)**

| | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| **High** | $35.89 | $26.40 | $18.17 | $15.41 | $10.75 | $15.79 |
| **Low** | $23.60 | $17.00 | $13.89 | $8.91 | $8.00 | $9.84 |
| **Close** | $34.04 | $25.98 | $17.13 | $15.14 | $8.91 | $10.66 |
| **Price/Earnings (2)** | 18.7 | 16.5 | 12.5 | 15.1 | 10.0 | 13.6 |

(1) Restated for stock dividends and stock splits.
(2) Based on closing stock price and basic earnings per share as of and for the year ended December 31.

**Ten-year Dividend History**

| Year | Cash Dividends Declared (1) | Stock Dividends/Splits | Distribution Date of Stock Dividends/Splits |
|---|---|---|---|
| 1995 | $0.20 | 10% Stock Dividend | May 25, 1995 |
| 1996 | $0.23 | 10% Stock Dividend | May 23, 1996 |
| 1997 | $0.28 | 3 for 2 stock split | May 27, 1997 |
| 1998 | $0.34 | 10% Stock Dividend | October 1, 1998 |
| 1999 | $0.42 | 10% Stock Dividend | May 27, 1999 |
| 2000 | $0.43 | 10% Stock Dividend | May 25, 2000 |
| 2001 | $0.44 | None | None |
| 2002 | $0.49 | None | None |
| 2003 | $0.60 | 10% Stock Dividend | May 22, 2003 |
| 2004 | $0.68 | 5 for 4 stock split | May 20, 2004 |

(1) Restated for stock dividends and stock splits.

**Ten-year compound annual dividend growth rate is 14.7%.**

**Ten-year compound total return is 22.5%.**

**Shareholder's may reinvest their dividends and make additional cash purchases of Glacier Bancorp, Inc. common stock by participating in the company's dividend reinvestment plan. Please call American Stock Transfer & Trust Company 1-877-390-3076 for information and to request a prospectus.**

# Summary of Operations and Selected Financial Data

| (dollars in thousands, except per share data) | At December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Summary of Financial Condition:** | | | | | |
| Total assets $ | **3,010,737** | 2,739,633 | 2,281,344 | 2,085,747 | 1,056,712 |
| Investment securities, available for sale | **1,085,626** | 1,096,954 | 782,825 | 545,585 | 229,986 |
| Loans receivable, net | **1,701,805** | 1,430,365 | 1,300,653 | 1,322,327 | 733,561 |
| Allowance for loan losses | **(26,492)** | (23,990) | (20,944) | (18,654) | (7,799) |
| Intangibles | **42,315** | 42,816 | 40,011 | 41,771 | 6,493 |
| Deposits | **1,729,708** | 1,597,625 | 1,459,923 | 1,446,064 | 720,570 |
| Advances from Federal Home Loan Bank | **818,933** | 777,294 | 483,660 | 367,295 | 196,791 |
| Securities sold under agreements to repurchase and other borrowed funds | **81,215** | 64,986 | 61,293 | 32,585 | 29,529 |
| Stockholders' equity | **270,184** | 237,839 | 212,249 | 176,983 | 98,113 |
| Equity per common share* | **11.01** | 9.83 | 8.93 | 7.63 | 6.23 |
| Equity as a percentage of total assets | **8.97%** | 8.68% | 9.30% | 8.49% | 9.28% |

| (dollars in thousands, except per share data) | Years ended December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Summary of Operations:** | | | | | |
| Interest income $ | **147,285** | 130,830 | 133,989 | 137,920 | 78,837 |
| Interest expense | **39,892** | 38,478 | 47,522 | 65,546 | 37,357 |
| Net interest income | **107,393** | 92,352 | 86,467 | 72,374 | 41,480 |
| Provision for loan losses | **4,195** | 3,809 | 5,745 | 4,525 | 1,864 |
| Non-interest income | **34,565** | 33,562 | 25,917 | 23,251 | 13,294 |
| Non-interest expense | **72,133** | 65,944 | 57,813 | 57,385 | 31,327 |
| Earnings before income taxes | **65,630** | 56,161 | 48,826 | 33,715 | 21,583 |
| Income taxes | **21,014** | 18,153 | 16,424 | 12,026 | 7,580 |
| Net earnings | **44,616** | 38,008 | 32,402 | 21,689 | 14,003 |
| Basic earnings per common share* | **1.82** | 1.58 | 1.37 | 1.00 | 0.89 |
| Diluted earnings per common share* | **1.79** | 1.55 | 1.35 | 0.97 | 0.88 |
| Dividends declared per share* | **0.68** | 0.60 | 0.49 | 0.44 | 0.43 |

| | At or for the years ended December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Ratios:** | | | | | |
| Net earnings as a percent of average assets | **1.54%** | 1.53% | 1.50% | 1.10% | 1.39% |
| average stockholders' equity | **17.61%** | 16.82% | 16.57% | 13.49% | 15.83% |
| Dividend payout ratio | **37.36%** | 38.07% | 35.45% | 43.48% | 48.36% |
| Average equity to average asset ratio | **8.75%** | 9.10% | 9.08% | 8.26% | 8.78% |
| Net interest margin on average earning assets (tax equivalent) | **4.15%** | 4.20% | 4.51% | 4.08% | 4.48% |
| Allowance for loan losses as a percent of loans | **1.53%** | 1.65% | 1.58% | 1.39% | 1.05% |
| Allowance for loan losses as a percent of nonperforming assets | **276%** | 184% | 181% | 165% | 372% |

| (dollars in thousands) | At or for the years ended December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Other Data:** | | | | | |
| Loans originated and purchased $ | **1,543,595** | 1,509,850 | 1,204,852 | 994,527 | 570,652 |
| Loans serviced for others $ | **174,805** | 189,601 | 253,063 | 286,996 | 146,534 |
| Number of full time equivalent employees | **857** | 807 | 737 | 728 | 423 |
| Number of offices | **55** | 54 | 50 | 51 | 30 |
| Number of shareholders of record | **1,784** | 1,763 | 1,586 | 1,645 | 1,228 |

*revised for stock splits and dividends

All amounts have been restated to include mergers using the pooling of interests accounting method.

Acquisitions using the purchase method of accounting include the operations since the acquisition date.


Net Earnings
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$14,003
$21,689
$32,402
$38,008
$44,616
2000
2001
2002
2003
2004


Diluted Earnings Per Share
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.88
$0.97
$1.35
$1.55
$1.79
2000
2001
2002
2003
2004


Equity Per Common Share
$12.00
$10.00
$8.00
$6.00
$4.00
$6.23
$7.63
$8.93
$9.83
$11.01
2000
2001
2002
2003
2004


Return on Average Equity
18.00%
16.00%
14.00%
12.00%
15.83%
13.49%
16.57%
16.82%
17.61%
2000
2001
2002
2003
2004


Return on Average Assets
1.70%
1.50%
1.30%
1.10%
0.90%
1.39%
1.10%
1.50%
1.53%
1.54%
2000
2001
2002
2003
2004


Dividends Declared per Common Share
$0.70
$0.60
$0.50
$0.40
$0.30
$0.43
$0.44
$0.49
$0.60
$0.68
2000
2001
2002
2003
2004


Total Assets
$3,300,000
$2,900,000
$2,500,000
$2,100,000
$1,700,000
$1,300,000
$900,000
$500,000
$1,056,712
$2,085,747
$2,281,344
$2,739,633
$3,010,737
2000
2001
2002
2003
2004


Net Loans
1,600,000
1,400,000
1,200,000
1,000,000
$800,000
$600,000
$400,000
$733,561
$1,322,327
$1,300,653
$1,430,365
$1,701,805
2000
2001
2002
2003
2004


Deposits
$1,600,000
$1,300,000
$1,000,000
$700,000
$400,000
$720,570
1,446,064
$1,459,923
$1,597,625
$1,729,708
2000
2001
2002
2003
2004


Loan Allocation
Commercial
57%
Installment &
Other
20%
Real Estate
23%


Funding Sources
FHLB Advances
31%
Repos & Other
Funds
3%
Demand
Deposits
18%
Now
11%
Savings
6%
Money Market
16%
C.D.s
15%


Commercial Loan Mix
Dealer Floor Plan
1.3%
SBA
4.6%
Agriculture
3.0%
Other
0.5%
Business Line
0.5%
Commercial &
Industrial
27.6%
Commercial Real
Estate
62.6%

# LETTER TO SHAREHOLDERS

Dear Shareholder,

For over 20 years our primary objective has been to create value, not just book value, but intrinsic value for shareholders. We are constantly searching for ways to improve the overall worth of your franchise with some years more successful than others, but over time our track record has been very profitable and consistent. Last year the increase in shareholder value exceeded not only the Company's long-term total return average, but eclipsed all of the broader market averages including all bank indexes. Last year the value of Glacier Bancorp shares increased 31%, (including the cash dividend the total was 34%), compared to a compounded increase of 23% the past ten years. From the perspective of value-generation, 2004 was a very good year. Measured against the entire group of publicly traded banks, your Company's performance compares favorably. Total shareholder return including cash dividends, over the past five years was 278% versus 65% for all other publicly traded banks. We believe that this level of performance can be sustained if we stay committed to our unique banking model, execute our strategies well and give our banks and their staffs the resources to effectively do their jobs.

Our results in 2004 were among the best ever produced by the Company. When all facets of the business are taken into consideration, it was a remarkable year. Earnings per share grew by 15% to an all-time record of $44.6 million, the third consecutive year earnings per share have increased by at least 15%. Since becoming a public company more than 20 years ago, earnings per share growth has averaged 14%. It is this consistent growth in per share earnings over a long period of time that is most gratifying. It speaks volumes to the character and quality of our organization and the loyal employees who make it all possible. Because of these strong earnings, the cash dividend was increased last year by 13% to $.68 per share. It has been our history to raise the dividend on a regular basis and we have averaged an increase of 19% over the past 20 years. We believe a reasonable cash dividend policy lends investor support to a company's stock and is an important factor to many shareholders when deciding whether to invest in the stock of our Company.

Our goal is to grow earnings consistently by double digits which require us to increase our asset base. In the past ten years this has been accomplished in a variety of ways. We have been a disciplined acquirer of community banks, have had good success purchasing branch offices from other banks, adding new branches where we see a need or an opportunity, and finally internally growing our existing branches. In 2004 we were able to accomplish all of the above.

We continue to search for quality banks that fit both our needs and our philosophy. Last year we were very fortunate to find two such candidates. In November, we announced the signing of a definitive agreement to purchase First National Bank - West Co. headquartered in Evanston, Wyoming for cash. We followed up three weeks later with an agreement to acquire Citizens Bank Holding Co. headquartered in Pocatello, Idaho in a half stock-half cash transaction. The Wyoming transaction was recently closed and the Idaho transaction is scheduled to close by the end of the first quarter of 2005. These are two exciting additions to our family of independent community banks. Both companies are expected to immediately add to earnings and maintain their separate identities and charters. Geographically the banks are a very good fit expanding our footprint into a new state (Wyoming) and further adding to our growing presence in Idaho. The resources of Glacier Bancorp will allow both banks to expand their branch network as opportunities emerge.

Over the past 15 years we have developed a system that assures proper due diligence and completion of acquisitions as economically and efficiently as possible. However, the key to our success has been our disciplined approach to pricing. Deals have to be good for both parties. We continue to evaluate and hold discussions with other possible merger partners throughout a seven state region in the west. Hoping to recruit banks with strong management teams and strong market share potential is our ultimate goal. Although not always successful, we believe our bank model generates considerable interest from institutions committed to community banking but in search of additional resources.

Last year Mountain West Bank purchased a branch bank in Ione, Washington, strategically enhancing the Bank's market share in the northeast corner of Washington and providing them with an attractive deposit base. We recently announced a branch purchase in Bonners Ferry, Idaho continuing to add to their north Idaho franchise. In addition to these branch purchases, prospective new office locations are continually being evaluated. In the past two years we have engaged an outside third party who uses a more quantitative approach in analyzing potential branch locations, resulting in better decisions on site locations. This enhanced approach to de novo branching will assure greater probability that they will be successful.

With the completion of the recently announced bank and branch acquisitions, we will operate from 67 offices in five states. The exceptional growth in customers and activity required us to expand and remodel a number of these facilities. 2004 was probably our most active year for renovations. All seven banks had one or more building projects under construction or in the planning stage. With the addition of the two new banks, we would expect this same level of activity to continue in 2005.

Growing our Company internally through better utilization of our existing facilities and manpower has always been our preference. However, in the past economic slowdowns, interest rate environments or demographic shifts have at certain times impacted our ability to produce this type of growth. I am pleased to report that in 2004 the economy, interest rates and strong population trends allowed for one of the best years ever for core asset growth. The Northwest has become an attractive area for many retiredes or individuals nearing retirement. This has led to a strong construction industry and created more demand for health care services. Our banks have had very good success targeting both of these industries. In addition, Bozeman and Kalispell, Montana were recently voted the #1 and #10 best towns with under 50,000 in population in the country to locate and operate a small business. These and other trends allowed us to increase our assets last year by 10%, or just over $270 million.

We generated significant growth in all our core lending lines. The 2004 plan assumed loan growth in line with 2003 of 10%. The loan portfolio instead grew by 19% and was the single biggest surprise of the year. Following 2003's all-time record refinancing boom; banks, including ourselves, prepared for and expected a marked slowdown in mortgage originations. Although we did experience a 17% decrease in this area, it was far less than the 40-50% reduction the industry suffered. A robust economy allowed new construction and home purchases to replace much of the previous year's refinancing volume. As a result total loan originations hit a new record of $1.54 billion, something we did not expect. For the first time in three years our overall loan growth was so robust that we were able to reduce the size of our investment portfolio. Most of the dollar increase was in commercial loans, but all three major categories of loans grew last year. Another of our goals for 2004 was to refocus our attention on SBA lending. Here the banks did a great job and far exceeded expectations. Among all bank holding companies, last year we ranked 41st in the nation for the number of SBA loans originated. This commitment to SBA lending provides credit to small businesses in our communities and an attractive source of fee income to our banks. In 2005 we hope to exceed both the number and dollar amount of SBA loans originated in 2004.

The quality of the loan portfolio continued to improve last year. Because of the sizable growth in the loan portfolio, we increased our loan loss reserve by 10%. On a consolidated basis the reserve was 1.53% of total loans. Each of our banks does an extensive quarterly analysis of their individual loan portfolio to determine the proper level of reserves needed. In addition, we continue to engage an outside third party to review each bank's consumer and commercial loan portfolio and provide an additional assessment of the adequacy of the reserve and the quality of the portfolio. Last year progress was made in every matrix used to evaluate and determine the condition of the loan portfolio. Net charge offs were less than .10% and again below our target of .15%. Non-performing assets ended the year at .32%, the lowest figure we have reached since we acquired WesterFed in 2001. We could possibly see further improvement in this area; however, if we experience a sudden spike in interest rates or the economy decelerates further, progress could be difficult.

Our capacity to grow assets also hinges upon our capability to increase deposits and other funding alternatives. Historically this has been a challenge. Deposits are always available. Acquiring them at a reasonable price is often more difficult. In the aftermath of the stock market meltdown and the low interest rate environment recently, deposits have been more accessible. We anticipate this will soon change and banks will find it increasingly difficult to obtain a ready source of liquidity and deposits. In preparation for this change, our banks have worked hard the past two years to not only increase their base of deposit customers, but also reduce their reliance on high-cost, interest-sensitive deposits. During this period a great deal of time, effort and resources have been committed to the implementation and enhancement of this strategy.

The cornerstone of this initiative is centered on our High Performance Checking program which continues to produce outstanding results. Last year the number of checking accounts increased 10% to 126,000. All the banks showed significant gains in the number of checking accounts opened in 2004, the first full year all seven banks had the program in place. The number of new accounts is important because it drives additional fee income opportunities and expands our core customer base. Increasing the number of these accounts also increases our overall balance of low-cost and stable deposits which is critical to our banks long-term funding. These deposits demonstrate less sensitivity to interest rate moves and allow more flexibility in choosing the type of assets funded by these accounts. We believe the growth in checking accounts also creates significant franchise value. There is a direct correlation between the value premium awarded a financial institution and its ability to produce low cost deposits. Last year low cost transaction account balances increased 18%, or $138 million. These additional deposits cost us less than one tenth of one percent and played a big part in maintaining our net interest margin.

For the second straight year we saw a reduction in our net interest margin. Although not nearly as dramatic of a decline as the prior year, it is difficult for us to accept any loss of margin. Our margin for the year 2004 averaged 4.15% compared to 4.20% the prior year. The five basis point reduction was, however, comparable with industry averages. What clearly helped stabilize our margin was the strong growth in loans accompanied by a reduction in securities. As a result our net interest income actually improved significantly last year, increasing by 16%. Earning asset growth is far more important to expanding our net interest income than pure margin performance.

In 2003 most of the pressure applied to our net interest margin came from loans and securities aggressively repricing to lower levels. This past year we encountered some of the same problems, although not to the degree we experienced the prior year. This year the stress to the margin came primarily from the funding side of the balance sheet. In June the Federal Reserve changed policy and initiated a series of rate increases which continue today. This had an immediate negative impact on our borrowing costs. However, over time, higher rates could work to improve the margin. As rates continue to move up, our floating rate earning assets reprice to higher levels. We have the opportunity to deploy our cash flow at higher earning levels and the low cost deposits we are generating become a more profitable and valuable funding source.

One exception would be a yield curve that becomes flat or inverted. This interest rate environment, at least in the short term, could cause our margin to compress further. It is essential that we grow our loan portfolio at a pace consistent with the past two years and stay focused on transitioning the composition of our funding base to one with a higher percentage of transaction accounts. If we continue to execute our current strategy, much of the brunt of future rate movements would be subdued and the impact of a challenging rate environment more manageable.

Recently we were saddened by the loss of our former CEO and Director F. Charles (Chuck) Mercord. Chuck dedicated over 40 years of his life to our Company. In addition to his long-time association with Glacier Bancorp, Chuck and Kathy Mercord were instrumental in advancing numerous local volunteer and charitable organizations. Their tireless hard work and commitment have had a positive impact on so many people. We will miss Chuck's energy, his sense of humor and especially his devotion to making the Flathead Valley a better place.

Finally, it goes without saying none of this would be possible without our people. Our banks have assembled great staffs that consistently produce superior results. This letter is not from me, but from all 1,000 of us who take great pride in working for Glacier Bancorp. From our entire staff and directors we thank you, our shareholders, for your continued support. We will continue to do our very best to earn your confidence and trust.

Sincerely,



Michael J. Blodnick
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 10-K**

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE 000-18911

**GLACIER BANCORP, INC.**

| MONTANA | 81-0519541 |
|---|---|
| (State of Incorporation) | (IRS Employer Identification Number) |

49 Commons Loop, Kalispell, MT 59901
(Address of Principal Office)

Registrant's telephone number, including area code: (406) 756-4200

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value

Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. [X]

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined by Exchange Act Rule 12b-2). Yes _X_ No ___

The aggregate market value of the voting common equity held by non-affiliates of the Registrant at June 30, 2004 (the last business day of the most recent second quarter), was $644,782,651 (based on the average bid and ask price as quoted on the NASDAQ National Market at the close of business on that date).

As of March 2, 2005, there were issued and outstanding 24,630,415 shares of the Registrant's common stock. No preferred shares are issued or outstanding.

**Document Incorporated by Reference**

Portions of the 2005 Annual Meeting Proxy Statement dated March 23, 2005 are incorporated by reference into Part III of this Form 10-K.

GLACIER BANCORP, INC.
FORM 10-K ANNUAL REPORT
For the year ended December 31, 2004
TABLE OF CONTENTS

# PART I.

This Annual Report and Form 10-K may be deemed to include forward looking statements, which management believes are a benefit to shareholders. These forward looking statements describe management's expectations regarding future events and developments such as future operating results, growth in loans and deposits, continued success of the Company's style of banking and the strength of the local economy. The words "will," "believe," "expect," "should," and "anticipate" and words of similar construction are intended in part to help identify forward looking statements. Future events are difficult to predict, and the expectations described above are subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition to discussions about risks and uncertainties set forth from time to time in the Company's filings with the SEC, factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: (1) local, national, and international economic conditions are less favorable than expected or have a more direct and pronounced effect on the Company than expected and adversely affect the Company's ability to continue its internal growth at historical rates and maintain the quality of its earning assets; (2) changes in interest rates reduce interest margins more than expected and negatively affect funding sources; (3) projected business increases following strategic expansion or opening or acquiring new branches are lower than expected; (4) costs or difficulties related to the integration of acquisitions are greater than expected; (5) competitive pressure among financial institutions increases significantly; (6) legislation or regulatory requirements or changes adversely affect the businesses in which the Company is engaged; and (7) the Company's ability to realize the efficiencies it expects to receive from its investments in personnel and infrastructure.

## Item 1. Business

### GENERAL DEVELOPMENT OF BUSINESS

Glacier Bancorp, Inc. headquartered in Kalispell, Montana (the "Company"), is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation originally incorporated in 1990. The Company is a regional multi-bank holding company providing commercial banking services from 55 banking offices in Montana, Idaho, Utah and Washington. The Company offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer, and real estate loans, mortgage origination services, and retail brokerage services. The Company serves individuals, small to medium-sized businesses, community organizations and public entities.

**Subsidiaries**
The Company is the parent holding company of its nine wholly owned subsidiaries, Glacier Bank ("Glacier"), First Security Bank of Missoula ("First Security"), Western Security Bank ("Western"), Mountain West Bank in Idaho ("Mountain West"), Big Sky Western Bank ("Big Sky"), Valley Bank of Helena ("Valley"), Glacier Bank of Whitefish ("Whitefish"), Glacier Capital Trust I ("Glacier Trust I"), and Glacier Capital Trust II ("Glacier Trust II").

The Company formed Glacier Trust II as a financing subsidiary on March 24, 2004. Glacier Trust II issued 45,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest of 5.788% for the first five years and then converts to a three month LIBOR plus 2.75% rate from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by April 7, 2034. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Glacier Trust II.

The Company formed Glacier Capital Trust I as a financing subsidiary on December 18, 2000. On January 25, 2001, Glacier Trust issued 1,400,000 preferred securities at $25 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest rate of 9.40% from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by February 1, 2031. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Glacier Trust I.

The Company provides full service brokerage services (selling products such as stocks, bonds, mutual funds, limited partnerships, annuities and other insurance products) through Raymond James Financial Services, a non-affiliated company. The Company shares in the commissions generated, without devoting significant management and staff time to this portion of the business.

**Recent and Pending Acquisitions**
The Company's strategy has been to profitably grow its business through internal growth and selective acquisitions. We continue to look for profitable expansion opportunities in existing and contiguous markets. On November 22, 2004, Glacier entered into a Plan

and Agreement of Merger with First National Banks – West Co. and its wholly owned subsidiary First National Bank – West, Evanston, Wyoming, whereby First National Banks – West Co. merged with and into the Company. First National Bank – West operates as a separate wholly owned subsidiary of the Company. First National Bank – West maintains seven branches, its main and a second branch in Evanston, Wyoming, and five additional branches in Afton, Alpine, Kemmerer, Pinedale, and Mountain View, Wyoming. This transaction closed on February 28, 2005. On December 15, 2004, Glacier entered into a Plan and Agreement of Merger with Citizens Bank Holding Company and its wholly owned subsidiary Citizens Community Bank, Pocatello, Idaho, whereby Citizens Bank Holding Company would merge with and into the Company, and Citizens Community Bank will continue to operate as a wholly owned subsidiary of the Company. Citizens Community Bank operates three branches, two in Pocatello, and the other in Ammon, Idaho. This transaction is expected to close on March 31, 2005.

On June 4, 2004, we acquired AmericanWest Bancorp.'s branch office in Ione, Washington which became a branch of Mountain West Bank. On July 15, 2003, we acquired Pend Oreille Bancorp and its branches also became additional branches of Mountain West. On March 15, 2001, we acquired seven Wells Fargo & Company and First Security Corporation branches located in Idaho and Utah. On February 28, 2001, we acquired Western, through the purchase of WesterFed Financial Corporation, its parent company. The acquisitions were accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of the acquired banks were recorded by the Company at their respective fair values at the date of the acquisition and the results of the banks operations have been included with those of the Company since the date of acquisition. The excess of the Company's purchase price over the net fair value of the assets acquired and liabilities assumed, including identifiable intangible assets, was recorded as goodwill.

Mountain West was acquired February 4, 2000. The acquisition was accounted for using the pooling of interests method of accounting. Under this method, financial information for each of the periods presented includes the combined companies as though the merger had occurred prior to the earliest date presented.

**FDIC, FHLB and FRB**

The Federal Deposit Insurance Corporation ("FDIC") insures each subsidiary bank's deposit accounts. Each subsidiary bank is a member of the Federal Home Loan Bank of Seattle ("FHLB"), which is one of twelve banks which comprise the Federal Home Loan Bank System and all subsidiaries, with the exception of Mountain West, are members of the Federal Reserve Bank of Minneapolis ("FRB").

**Bank Locations at December 31, 2004**

Glacier Bancorp, Inc.'s office is located at 49 Commons Loop, Kalispell, MT 59901 and its telephone number is (406) 756-4200. Glacier's address is 202 Main Street, Kalispell, MT 59901 (406) 756-4200, First Security's address is 1704 Dearborn, Missoula, MT 59801 (406) 728-3115, Western's address is 2929 3rd Avenue North, Billings, MT 59101 (406) 252-3700, Mountain West's address is 125 Ironwood Drive, Coeur d'Alene, Idaho 83814 (208) 765-0284, Big Sky's address is 55 Lone Peak Drive, Big Sky, MT, 59716 (406) 995-2321, Valley's address is 3030 North Montana Avenue, Helena, MT 59601 (406) 495-2400, and Whitefish's address is 319 East Second Street, Whitefish, MT 59937 (406) 863-6300. See "Item 2. Properties."

The following abbreviated organizational chart illustrates the various existing parent/subsidiary relationships at December 31, 2004:


Glacier Bancorp, Inc.
(Parent Holding Company)
Glacier Bank
(Commercial bank)
First Security Bank
of Missoula
(Commercial bank)
Western Security
Bank
(Commercial bank)
Mountain West Bank
of Coeur d'Alene
(Commercial bank)
Big Sky
Western Bank
(Commercial bank)
Valley Bank
of Helena
(Commercial bank)
Glacier Bank
of Whitefish
(Commercial bank)
Glacier Capital Trust I
and
Glacier Capital Trust II

## FINANCIAL INFORMATION ABOUT SEGMENTS

At December 31, 2004, the Company had seven wholly owned banking subsidiaries, Glacier, First Security, Western, Mountain West, Big Sky, Valley, and Whitefish. For information regarding the holding company, as separate from the subsidiaries, see "Item 7 - Management's Discussion & Analysis" and footnote 16 to the Consolidated Financial Statements in "Item 8 - Financial Statements and Supplementary Data".

The business of the Company's subsidiaries (collectively referred to hereafter as "Banks") consists primarily of attracting deposit accounts from the general public and originating commercial, residential, installment and other loans. The Banks' principal sources of income are interest on loans, loan origination fees, fees on deposit accounts and interest and dividends on investment securities. The principal expenses are interest on deposits, FHLB advances, repurchase agreements, and subordinated debentures, as well as general and administrative expenses.

**Business Segment Results**

The Company evaluates segment performance internally based on individual banking subsidiaries, and thus the operating segments are so defined. The following schedule provides selected financial data for the Company's operating segments. Centrally provided services to the Banks are allocated based on estimated usage of those services. The operating segment identified as "Other" includes the Parent company, nonbank unit, and eliminations of transactions between segments.

| (Dollars in thousands) | Glacier | | | First Security | | | Western | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| Condensed Income Statements | | | | | | | | | |
| Net interest income | 24,541 | 22,565 | 22,787 | 24,372 | 22,246 | 20,596 | 15,663 | 13,670 | 13,699 |
| Noninterest income | 8,652 | 8,184 | 7,554 | 3,684 | 4,392 | 3,880 | 3,583 | 4,043 | 2,782 |
| Total revenues | 33,193 | 30,749 | 30,341 | 28,056 | 26,638 | 24,476 | 19,246 | 17,713 | 16,481 |
| Provision for loan losses | (1,075) | (375) | (1,080) | (600) | (1,250) | (1,800) | - | - | (325) |
| Core deposit intangible expense | (276) | (304) | (332) | (216) | (270) | (325) | (279) | (348) | (419) |
| Other noninterest expense | (14,980) | (14,283) | (12,913) | (10,184) | (9,766) | (9,192) | (9,016) | (8,661) | (7,832) |
| Pretax earnings | 16,862 | 15,787 | 16,016 | 17,056 | 15,352 | 13,159 | 9,951 | 8,704 | 7,905 |
| Income tax expense | (5,704) | (5,437) | (5,763) | (5,572) | (5,288) | (4,761) | (3,039) | (2,604) | (2,432) |
| Net income | 11,158 | 10,350 | 10,253 | 11,484 | 10,064 | 8,398 | 6,912 | 6,100 | 5,473 |
| Average Balance Sheet Data | | | | | | | | | |
| Total assets | 631,213 | 534,774 | 477,195 | 602,407 | 528,791 | 455,039 | 453,151 | 427,786 | 397,277 |
| Total loans | 366,627 | 336,978 | 320,774 | 317,793 | 305,209 | 324,638 | 213,487 | 199,607 | 216,238 |
| Total deposits | 365,746 | 340,788 | 331,661 | 347,481 | 349,118 | 350,945 | 214,602 | 220,978 | 224,486 |
| Stockholders' equity | 62,230 | 56,866 | 51,014 | 53,247 | 47,822 | 41,457 | 48,731 | 47,782 | 45,065 |
| End of Year Balance Sheet Data | | | | | | | | | |
| Total assets | 646,523 | 595,778 | 490,999 | 626,341 | 578,803 | 487,699 | 446,502 | 446,405 | 405,282 |
| Net loans | 398,187 | 330,012 | 319,906 | 326,826 | 295,195 | 300,481 | 210,181 | 196,732 | 188,793 |
| Total deposits | 393,655 | 358,600 | 327,018 | 359,918 | 340,650 | 352,805 | 207,711 | 219,950 | 226,482 |
| Stockholders' equity | 64,207 | 58,703 | 53,492 | 56,004 | 49,334 | 44,678 | 49,095 | 47,242 | 46,647 |
| Performance Ratios | | | | | | | | | |
| Return on average assets | 1.77% | 1.94% | 2.15% | 1.91% | 1.90% | 1.85% | 1.53% | 1.43% | 1.38% |
| Return on average equity | 17.93% | 18.20% | 20.10% | 21.57% | 21.04% | 20.26% | 14.18% | 12.77% | 12.14% |
| Efficiency ratio | 45.96% | 47.44% | 43.65% | 37.07% | 37.68% | 38.88% | 48.30% | 50.86% | 50.06% |
| Regulatory Capital Ratios & Other | | | | | | | | | |
| Tier I risk-based capital ratio | 13.22% | 13.75% | 13.54% | 12.47% | 12.04% | 11.06% | 15.38% | 15.04% | 15.33% |
| Tier II risk-based capital ratio | 14.35% | 14.90% | 14.79% | 13.72% | 13.29% | 12.31% | 16.63% | 16.30% | 16.61% |
| Leverage capital ratio | 8.90% | 8.97% | 9.48% | 8.27% | 7.80% | 7.82% | 9.67% | 9.23% | 9.83% |
| Full time equivalent employees | 187 | 176 | 170 | 119 | 119 | 120 | 110 | 105 | 105 |
| Locations | 11 | 11 | 11 | 9 | 9 | 9 | 7 | 7 | 8 |

| (Dollars in thousands) | Mountain West | | | Big Sky | | | Valley | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| Condensed Income Statements | | | | | | | | | |
| Net interest income | 22,552 | 17,061 | 13,629 | 9,361 | 7,264 | 6,860 | 8,959 | 7,845 | 7,522 |
| Noninterest income | 12,315 | 10,206 | 6,392 | 2,249 | 1,729 | 1,591 | 2,940 | 3,730 | 2,641 |
| Total revenues | 34,867 | 27,267 | 20,021 | 11,610 | 8,993 | 8,451 | 11,899 | 11,575 | 10,163 |
| Provision for loan losses | (1,320) | (1,124) | (695) | (510) | (250) | (330) | (440) | (630) | (1,335) |
| Core deposit intangible expense | (210) | (205) | (224) | (33) | (41) | (49) | (60) | (75) | (90) |
| Other noninterest expense | (21,290) | (17,958) | (13,439) | (5,190) | (4,141) | (3,618) | (6,020) | (5,471) | (5,371) |
| Pretax earnings | 12,047 | 7,980 | 5,663 | 5,877 | 4,561 | 4,454 | 5,379 | 5,399 | 3,367 |
| Income tax expense | (3,769) | (2,216) | (1,633) | (2,157) | (1,730) | (1,705) | (1,632) | (1,754) | (1,053) |
| Net income | 8,278 | 5,764 | 4,030 | 3,720 | 2,831 | 2,749 | 3,747 | 3,645 | 2,314 |
| Average Balance Sheet Data | | | | | | | | | |
| Total assets | 582,923 | 464,464 | 366,254 | 224,968 | 190,745 | 170,000 | 229,243 | 201,702 | 173,785 |
| Total loans | 347,718 | 264,418 | 186,233 | 146,579 | 121,080 | 111,911 | 110,228 | 96,045 | 96,471 |
| Total deposits | 394,149 | 318,196 | 260,420 | 120,900 | 106,743 | 92,894 | 144,351 | 131,687 | 127,243 |
| Stockholders' equity | 63,710 | 53,071 | 42,045 | 19,287 | 17,387 | 15,021 | 19,188 | 17,837 | 15,047 |
| End of Year Balance Sheet Data | | | | | | | | | |
| Total assets | 629,205 | 547,035 | 396,777 | 241,056 | 209,342 | 179,543 | 241,518 | 219,105 | 190,536 |
| Net loans | 382,819 | 313,021 | 214,453 | 161,761 | 125,664 | 111,378 | 119,626 | 97,292 | 97,937 |
| Total deposits | 431,662 | 372,936 | 275,809 | 132,853 | 115,496 | 95,897 | 146,660 | 134,405 | 126,418 |
| Stockholders' equity | 67,002 | 61,031 | 44,429 | 20,567 | 17,882 | 16,439 | 20,052 | 18,176 | 17,038 |
| Performance Ratios | | | | | | | | | |
| Return on average assets | 1.42% | 1.24% | 1.10% | 1.65% | 1.48% | 1.62% | 1.63% | 1.81% | 1.33% |
| Return on average equity | 12.99% | 10.86% | 9.58% | 19.29% | 16.28% | 18.30% | 19.53% | 20.44% | 15.38% |
| Efficiency ratio | 61.66% | 66.61% | 68.24% | 44.99% | 46.50% | 43.39% | 51.10% | 47.91% | 53.73% |
| Regulatory Capital Ratios & Other | | | | | | | | | |
| Tier I risk-based capital ratio | 10.20% | 10.48% | 9.85% | 9.22% | 10.36% | 10.77% | 12.38% | 13.25% | 11.43% |
| Tier II risk-based capital ratio | 11.39% | 11.68% | 10.85% | 10.48% | 11.61% | 12.03% | 13.62% | 14.49% | 12.45% |
| Leverage capital ratio | 7.16% | 7.34% | 6.71% | 7.88% | 7.82% | 8.04% | 7.58% | 7.35% | 7.54% |
| Full time equivalent employees | 220 | 204 | 152 | 59 | 54 | 43 | 65 | 62 | 61 |
| Locations | 16 | 15 | 11 | 4 | 4 | 3 | 6 | 6 | 6 |

| (Dollars in thousands) | Whitefish | | | Other | | | Consolidated | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| Condensed Income Statements | | | | | | | | | |
| Net interest income | 6,393 | 5,194 | 4,901 | (4,448) | (3,493) | (3,527) | 107,393 | 92,352 | 86,467 |
| Noninterest income | 1,419 | 1,273 | 1,096 | (277) | 5 | (19) | 34,565 | 33,562 | 25,917 |
| Total revenues | 7,812 | 6,467 | 5,997 | (4,725) | (3,488) | (3,546) | 141,958 | 125,914 | 112,384 |
| Provision for loan losses | (250) | (180) | (180) | - | - | - | (4,195) | (3,809) | (5,745) |
| Core deposit intangible expense | - | - | - | - | - | - | (1,074) | (1,243) | (1,439) |
| Other noninterest expense | (3,280) | (3,071) | (2,634) | (1,099) | (1,350) | (1,375) | (71,059) | (64,701) | (56,374) |
| Pretax earnings | 4,282 | 3,216 | 3,183 | (5,824) | (4,838) | (4,921) | 65,630 | 56,161 | 48,826 |
| Income tax (expense) benefit | (1,457) | (1,054) | (1,040) | 2,316 | 1,930 | 1,963 | (21,014) | (18,153) | (16,424) |
| Net income | 2,825 | 2,162 | 2,143 | (3,508) | (2,908) | (2,958) | 44,616 | 38,008 | 32,402 |
| Average Balance Sheet Data | | | | | | | | | |
| Total assets | 161,364 | 139,516 | 121,757 | 11,847 | (4,094) | (7,242) | 2,897,116 | 2,483,684 | 2,154,065 |
| Total loans | 88,614 | 72,206 | 63,676 | (346) | (356) | (364) | 1,590,700 | 1,395,187 | 1,319,577 |
| Total deposits | 77,681 | 70,857 | 64,107 | (21,615) | (11,056) | (9,868) | 1,643,295 | 1,527,311 | 1,441,888 |
| Stockholders' equity | 13,129 | 11,652 | 10,080 | (26,154) | (26,407) | (24,152) | 253,368 | 226,010 | 195,577 |
| End of Year Balance Sheet Data | | | | | | | | | |
| Total assets | 169,411 | 149,531 | 129,255 | 10,181 | (6,366) | 1,253 | 3,010,737 | 2,739,633 | 2,281,344 |
| Net loans | 102,746 | 72,800 | 68,066 | (341) | (351) | (361) | 1,701,805 | 1,430,365 | 1,300,653 |
| Total deposits | 98,605 | 68,124 | 67,810 | (41,356) | (12,536) | (12,316) | 1,729,708 | 1,597,625 | 1,459,923 |
| Stockholders' equity | 13,839 | 12,126 | 11,078 | (20,582) | (26,655) | (21,552) | 270,184 | 237,839 | 212,249 |
| Performance Ratios | | | | | | | | | |
| Return on average assets | 1.75% | 1.55% | 1.76% | | | | 1.54% | 1.53% | 1.50% |
| Return on average equity | 21.52% | 18.55% | 21.26% | | | | 17.61% | 16.82% | 16.57% |
| Efficiency ratio | 41.99% | 47.49% | 43.92% | | | | 50.81% | 52.37% | 51.44% |
| Regulatory Capital Ratios & Other | | | | | | | | | |
| Tier I risk-based capital ratio | 11.67% | 12.32% | 11.64% | | | | 15.06% | 12.98% | 12.99% |
| Tier II risk-based capital ratio | 12.91% | 13.57% | 12.88% | | | | 16.31% | 14.23% | 14.24% |
| Leverage capital ratio | 7.75% | 7.60% | 8.09% | | | | 10.16% | 8.45% | 8.95% |
| Full time equivalent employees | 40 | 33 | 30 | 57 | 54 | 56 | 857 | 807 | 737 |
| Locations | 2 | 2 | 2 | | | | 55 | 54 | 50 |

**Internet Access**
Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's website (www.glacierbancorp.com) as soon as reasonably practicable after the Company has filed the material with, or furnished it to, the Securities and Exchange Commission.

**Market Area**
The Company's primary market area includes the three northwest Montana counties of Flathead, Lake, and Lincoln; the west central Montana counties of Missoula, Silver Bow, Lewis & Clark, Gallatin, and Yellowstone; in Idaho, the Company's primary market area includes Ada, Kootenai, Bonner and Blaine counties. Kalispell, the location of its home office, is the county seat of Flathead County, and is the primary trade center of what is known as the Flathead Basin. Glacier has its main office and a branch office in Kalispell, branches in Columbia Falls, Evergreen, Bigfork, Polson (the county seat of Lake County), Libby (the county seat of Lincoln County), Anaconda (the county seat of Deer Lodge County), and three branches in Butte (the county seat of Silver Bow County). First Security's main office and seven of the branch locations are in Missoula (the county seat of Missoula County) and its ninth branch is in Hamilton (the county seat of Ravailli County). Western Security's main office and five of its branches are located in Billings (the county seat of Yellowstone County) and two branches are located in Laurel and Lewistown (the county seat of Fergus County). Mountain West has twelve offices in Idaho, Coeur d'Alene, Post Falls, Hayden Lake, Meridian, Nampa, Hailey, Ketchum, two offices in Sandpoint and three offices in Boise, two offices in Utah, Brigham City and Park City, and two offices in Washington, Newport and Ione. Big Sky's main office is in Big Sky, with three branches in Bozeman (the county seat of Gallatin County). Valley's main office and five branch locations are in Helena (the state capital and the county seat of Lewis & Clark County). Whitefish's main office is located in Whitefish with its one branch in Eureka.

Northwest Montana has a diversified economic base, primarily comprised of wood products, primary metal manufacturing, medical services, agriculture, high-tech related manufacturing and tourism. Tourism is heavily influenced by the close proximity of Glacier National Park, which has in excess of 1.5 million visitors per year. The area also contains the Big Mountain Ski Area, and Flathead Lake, the largest natural freshwater lake west of the Mississippi. Missoula, the home of the University of Montana, has a large population base with a diverse economy comprised of government services, transportation, medical services, forestry, technology, tourism, trade and education. Missoula is located on Interstate Highway 90, and has good air service. Helena, the county seat of Lewis and Clark County and the state capital, is highly dependent on state and federal government, but also has tourism, trade, transportation, and education contributing to its economy. Bozeman, the home of Montana State University, is the gateway to Yellowstone National Park, which has in excess of 2.5 million visitors per year, and the Big Sky ski resort, both of which are very active tourist areas. Bozeman also has a high-tech center and is located on Interstate 90, and has good air service. Billings, the largest city in Montana, is located on Interstate 90 and is the western termination point of Interstate 94, and has very good air service. Agriculture, medical services, transportation, oil related industries and education are the primary economical activities. Coeur d'Alene, located in northern Idaho on Interstate 90, is one of the fastest growing areas in the United States. Boise, the state capital located on Interstate 84, is also growing rapidly, with much of the growth related to high-tech manufacturing.

**Competition**
Glacier and Whitefish comprise the largest financial institution group in terms of total deposits in the three county area of northwest Montana, and have approximately 24% of the total deposits in this area. Glacier's three Butte, Montana offices have approximately 21% of the deposits in Silver Bow County and Glacier's Anaconda office has 20% of the deposits in Deer Lodge County. First Security has approximately 26% of the total deposits in Missoula County. Western has approximately 11% of the deposits in Yellowstone and Fergus counties combined. Big Sky has approximately 10% of Gallatin County's deposits and Valley has approximately 21% of Lewis and Clark County's total deposits. In Idaho, Mountain West has approximately 11% of the deposits in Kootenai and Blaine counties, 7% in Bonner County, and 1% in Ada and Canyon counties. In Utah, Mountain West has 5% of the deposits in the Box Elder and Summit counties combined. In Washington, Mountain West has 63% of the deposits in Pend Oreille County.

There are a large number of depository institutions including savings banks, commercial banks, and credit unions in the counties in which the Company has offices. The Banks, like other depository institutions, are operating in a rapidly changing environment. Non-depository financial service institutions, primarily in the securities and insurance industries, have become competitors for retail savings and investment funds. Mortgage banking/brokerage firms are actively competing for residential mortgage business. In addition to offering competitive interest rates, the principal methods used by banking institutions to attract deposits include the offering of a variety of services and convenient office locations and business hours. The primary factors in competing for loans are interest rates and rate adjustment provisions, loan maturities, loan fees, and the quality of service to borrowers and brokers.

## DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

### Average Balance Sheet

The following three-year schedule provides (i) the total dollar amount of interest and dividend income of the Company for earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest and dividend income; (iv) interest rate spread; and (v) net interest margin.

| AVERAGE BALANCE SHEET (Dollars in Thousands) | For the year ended 12-31-04 | | | For the year ended 12-31-03 | | | For the year ended 12-31-02 | | |
|---|---|---|---|---|---|---|---|---|---|
| ASSETS | Average Balance | Interest and Dividends | Average Yield/ Rate | Average Balance | Interest and Dividends | Average Yield/ Rate | Average Balance | Interest and Dividends | Average Yield/ Rate |
| Residential First Mortgage | $ 346,575 | 22,942 | 6.62% | $ 336,494 | 23,883 | 7.10% | $ 380,993 | 29,290 | 7.69% |
| Commercial Loans | 924,798 | 57,312 | 6.20% | 770,352 | 50,203 | 6.52% | 649,665 | 47,013 | 7.24% |
| Consumer and Other Loans | 319,327 | 20,331 | 6.37% | 288,341 | 20,013 | 6.94% | 288,919 | 22,559 | 7.81% |
| Total Loans | 1,590,700 | 100,585 | 6.32% | 1,395,187 | 94,099 | 6.74% | 1,319,577 | 98,862 | 7.49% |
| Tax-Exempt Investment Securities (1) | 281,743 | 13,917 | 4.94% | 226,971 | 11,410 | 5.03% | 156,315 | 8,074 | 5.17% |
| Taxable Investment Securities | 844,051 | 32,783 | 3.88% | 688,239 | 25,321 | 3.68% | 509,137 | 27,053 | 5.31% |
| Total Earning Assets | 2,716,494 | 147,285 | 5.42% | 2,310,397 | 130,830 | 5.66% | 1,985,029 | 133,989 | 6.75% |
| Non-Earning Assets | 180,622 | | | 173,287 | | | 169,036 | | |
| **TOTAL ASSETS** | $ 2,897,116 | | | $ 2,483,684 | | | $ 2,154,065 | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | | | | |
| NOW Accounts | $ 259,279 | 474 | 0.18% | $ 227,154 | 484 | 0.21% | $ 206,410 | 723 | 0.35% |
| Savings Accounts | 159,237 | 471 | 0.30% | 139,958 | 500 | 0.36% | 127,245 | 857 | 0.67% |
| Money Market Demand Accounts | 402,157 | 3,776 | 0.94% | 375,402 | 3,840 | 1.02% | 355,211 | 6,771 | 1.91% |
| Certificate Accounts | 422,342 | 9,333 | 2.21% | 456,790 | 12,397 | 2.71% | 495,951 | 17,917 | 3.61% |
| Advances from FHLB | 791,245 | 18,540 | 2.34% | 601,679 | 16,860 | 2.80% | 409,168 | 16,959 | 4.15% |
| Securities Sold Under agreements to Reprchase and Other Borrowed Funds | 181,461 | 7,298 | 4.02% | 101,075 | 4,397 | 4.35% | 76,087 | 4,295 | 5.64% |
| Total Interest Bearing Liabilities | 2,215,721 | 39,892 | 1.80% | 1,902,058 | 38,478 | 2.02% | 1,670,072 | 47,522 | 2.85% |
| Non-interest Bearing Deposits | 400,280 | | | 328,007 | | | 257,072 | | |
| Other Liabilities | 27,747 | | | 27,609 | | | 31,344 | | |
| Total Liabilities | 2,643,748 | | | 2,257,674 | | | 1,958,488 | | |
| Common Stock | 226 | | | 186 | | | 171 | | |
| Paid-In Capital | 225,065 | | | 203,543 | | | 170,291 | | |
| Retained Earnings | 22,804 | | | 14,217 | | | 19,195 | | |
| Accumulated Other Comprehensive Earnings | 5,273 | | | 8,064 | | | 5,920 | | |
| Total Stockholders' Equity | 253,368 | | | 226,010 | | | 195,577 | | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 2,897,116 | | | $ 2,483,684 | | | $ 2,154,065 | | |
| **Net Interest Income** | | $ 107,393 | | | $ 92,352 | | | $ 86,467 | |
| **Net Interest Spread** | | | 3.62% | | | 3.64% | | | 3.90% |
| **Net Interest Margin on average earning assets (1)** | | | 3.95% | | | 4.00% | | | 4.36% |
| **Return on Average Assets (2)** | | | 1.54% | | | 1.53% | | | 1.50% |
| **Return on Average Equity (3)** | | | 17.61% | | | 16.82% | | | 16.57% |

(1) Without tax effect on non-taxable securities income
(2) Net income divided by average total assets
(3) Net income divided by average equity

**Rate/Volume Analysis**

Net interest income can be evaluated from the perspective of relative dollars of change in each period. Interest income and interest expense, which are the components of net interest income, are shown in the following table on the basis of the amount of any increases (or decreases) attributable to changes in the dollar levels of the Company's interest-earning assets and interest-bearing liabilities ("Volume") and the yields earned and rates paid on such assets and liabilities ("Rate"). The change in interest income and interest expense attributable to changes in both volume and rates has been allocated proportionately to the change due to volume and the change due to rate.

| (Dollars in Thousands) | Years Ended December 31, 2004 vs. 2003 | | | Years Ended December 31, 2003 vs. 2002 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) due to: | | | Increase (Decrease) due to: | | |
| **Interest Income** | Volume | Rate | Net | Volume | Rate | Net |
| Real Estate Loans | $ 716 | $ (1,657) | $ (941) | $ (3,421) | $ (1,986) | $ (5,407) |
| Commercial Loans | 10,064 | (2,955) | 7,109 | 8,733 | (5,543) | 3,190 |
| Consumer and Other Loans | 2,151 | (1,833) | 318 | (45) | (2,501) | (2,546) |
| Investment Securities | 8,092 | 1,877 | 9,969 | 13,185 | (11,581) | 1,604 |
| Total Interest Income | 21,023 | (4,568) | 16,455 | 18,452 | (21,611) | (3,159) |
| **Interest Expense** | | | | | | |
| NOW Accounts | 69 | (79) | (10) | 73 | (312) | (239) |
| Savings Accounts | 69 | (98) | (29) | 86 | (443) | (357) |
| Money Market Accounts | 274 | (338) | (64) | 385 | (3,316) | (2,931) |
| Certificates of Deposit | (935) | (2,129) | (3,064) | (1,415) | (4,105) | (5,520) |
| FHLB Advances | 5,312 | (3,632) | 1,680 | 7,979 | (8,078) | (99) |
| Other Borrowings and Repurchase Agreements | 3,496 | (595) | 2,901 | 1,411 | (1,309) | 102 |
| Total Interest Expense | 8,285 | (6,871) | 1,414 | 8,519 | (17,563) | (9,044) |
| **Net Interest Income** | $ 12,738 | $ 2,303 | $ 15,041 | $ 9,933 | $ (4,048) | $ 5,885 |

Net interest income increased $15 million in 2004 over 2003. The increase was primarily due to increases in volumes and the decrease in rates on deposits and borrowings. For additional information see "Item 7 - Management's Discussion and Analysis".

## INVESTMENT ACTIVITIES

It has generally been the Company's policy to maintain a liquidity portfolio only slightly above policy limits because higher yields can generally be obtained from loan originations than from short-term deposits and investment securities.

Liquidity levels may be increased or decreased depending upon yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future.

The Company's investment securities are generally classified as available for sale and are carried at estimated fair value with unrealized gains or losses reflected as an adjustment to stockholders' equity.

The Company uses an effective tax rate of 35% in calculating the tax equivalent yield. Approximately $293 million of the investment portfolio is comprised of tax exempt investments which is an increase of $14 million from the prior year. The increase in tax exempt investments is the result of higher after tax yields on tax exempt investment securities versus taxable investment securities.

For information about the Company's equity investment in the stock of the FHLB of Seattle, see "Sources of Funds – Advances and Other Borrowings".

For additional information, see "Item 7 - Management's Discussion & Analysis" and footnote 3 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

## LENDING ACTIVITY

### General

The Banks focus their lending activity primarily on several types of loans: 1) first-mortgage, conventional loans secured by residential properties, particularly single-family, 2) installment lending for consumer purposes (e.g., auto, home equity, etc.), and 3) commercial lending that concentrates on targeted businesses. "Item 7 - Management's Discussion & Analysis" and footnote 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" contain more information about the lending portfolio.

### Loan Portfolio Composition

The following table summarizes the Company's loan portfolio:

| (Dollars in Thousands) TYPE OF LOAN | At 12/31/04 | | At 12/31/03 | | At 12/31/02 | | At 12/31/01 | | At 12/31/00 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| **Real Estate Loans:** | | | | | | | | | | |
| Residential first mortgage | $382,750 | 22.49% | $305,372 | 21.35% | $315,043 | 24.22% | $401,133 | 30.33% | $224,631 | 30.62% |
| Held for sale | $14,476 | 0.85% | $16,973 | 1.19% | $51,987 | 4.00% | $27,403 | 2.07% | $7,058 | 0.96% |
| Total | $397,226 | 23.34% | $322,345 | 22.54% | $367,030 | 28.22% | $428,536 | 32.40% | $231,689 | 31.58% |
| **Commercial Loans:** | | | | | | | | | | |
| Real estate | $526,455 | 30.94% | $483,684 | 33.82% | $397,803 | 30.58% | $379,346 | 28.69% | $198,414 | 27.05% |
| Other commercial | $466,582 | 27.42% | $359,030 | 25.10% | $276,675 | 21.27% | $241,811 | 18.29% | $142,519 | 19.43% |
| Total | $993,037 | 58.36% | $842,714 | 58.92% | $674,478 | 51.85% | $621,157 | 46.98% | $340,933 | 46.48% |
| **Installment and Other Loans:** | | | | | | | | | | |
| Consumer | $95,663 | 5.62% | $95,739 | 6.69% | $112,893 | 8.68% | $142,875 | 10.80% | $86,336 | 11.77% |
| Home equity | $248,684 | 14.61% | $199,693 | 13.96% | $174,033 | 13.38% | $156,140 | 11.81% | $83,539 | 11.39% |
| Total | $344,347 | 20.23% | $295,432 | 20.65% | $286,926 | 22.06% | $299,015 | 22.61% | $169,875 | 23.16% |
| Net deferred loan fees, premiums and discounts | ($6,313) | -0.37% | ($6,136) | -0.43% | ($6,837) | -0.52% | ($7,727) | -0.58% | ($1,137) | -0.16% |
| Allowance for loan losses | ($26,492) | -1.56% | ($23,990) | -1.68% | ($20,944) | -1.61% | ($18,654) | -1.41% | ($7,799) | -1.06% |
| **Loans Receivable, Net** | $1,701,805 | 100.00% | $1,430,365 | 100.00% | $1,300,653 | 100.00% | $1,322,327 | 100.00% | $733,561 | 100.00% |

### Loan Portfolio Maturities or Repricing Term

The stated maturities or first repricing term (if applicable) for the loan portfolio at December 31, 2004 was as follows:

| (Dollars in Thousands) | | Real Estate | Commercial | Consumer | Totals |
|---|---|---|---|---|---|
| Variable Rate Maturing or Repricing in: | | | | | |
| One year or less | $ | 107,963 | 438,676 | 201,638 | 748,277 |
| One to five years | | 89,651 | 307,172 | 7,676 | 404,499 |
| Thereafter | | 6,454 | 13,551 | - | 20,005 |
| Fixed Rate Maturing or Repricing in: | | | | | |
| One year or less | | 87,436 | 88,683 | 35,754 | 211,873 |
| One to five years | | 79,629 | 118,170 | 79,889 | 277,688 |
| Thereafter | | 26,093 | 26,785 | 19,390 | 72,268 |
| Totals | $ | 397,226 | 993,037 | 344,347 | 1,734,610 |

### Real Estate Lending

The Banks' lending activities consist of the origination of both construction and permanent loans on residential and commercial real

Estate. The Banks actively solicit real estate loan applications from real estate brokers, contractors, existing customers, customer referrals, and walk-ins to their offices. The Banks' lending policies generally limit the maximum loan-to-value ratio on residential mortgage loans to 80% of the lesser of the appraised value or purchase price or above 80% of the loan if insured by a private mortgage insurance company. The Banks also provide interim construction financing for single-family dwellings, and makes land acquisition and development loans on properties intended for residential use.

**Consumer Lending**
The majority of all consumer loans are secured by real estate, automobiles, or other assets. The Banks intend to continue lending for such loans because of their short-term nature, generally between three months and five years, with an average term of approximately two years. Moreover, interest rates on consumer loans are generally higher than on mortgage loans. The Banks also originate second mortgage and home equity loans, especially to its existing customers in instances where the first and second mortgage loans are less than 80% of the current appraised value of the property.

**Commercial Lending**
The Banks make commercial loans of various types including operating loans, equipment loans and a relatively small amount of unsecured loans. The Company's credit risk management includes stringent credit policies, regular credit examinations, management review of loans experiencing deterioration of credit quality, individual loan approval limits, and committee approval of larger loan requests. The Company has focused on increasing the mix of loans to include more commercial loans. Commercial lenders at each of the banks are actively seeking new and expanded lending relationships within their markets.

**Loan Approval Limits**
Individual loan approval limits have been established for each lender based on the loan type and experience of the individual. Each subsidiary bank has an Officer Loan Committee consisting of senior lenders and members of senior management. The Officer Loan Committee has approval authority up to $500,000 ($300,000 at Valley Bank of Helena, $1,000,000 at Western Security Bank and $1,500,000 at Mountain West Bank). Loans between $500,000 and $2,000,000 (up to $3,500,000 for Glacier Bank, First Security Bank of Missoula and Mountain West Bank) go to the individual Bank's Board of Directors for approval. Loans over these limits up to $5,000,000 are approved by the Executive Loan Committee of the Company's Board of Directors. The membership of the Executive Loan Committee consists of the bank's senior loan officers and the Company's Credit Administrator. Loans greater than $5,000,000 are approved by the Company's Board of Directors. Under banking laws loans to one borrower and related entities are limited to a set percentage of the unimpaired capital and surplus of the bank.

**Loan Purchases and Sales**
Fixed-rate, long-term mortgage loans are generally sold in the secondary market. The Banks have been active in the secondary market, primarily through the origination of conventional FHA and VA residential mortgages for sale in whole, or in part, to savings associations, banks and other purchasers in the secondary market. The sale of loans in the secondary mortgage market reduces the Banks' risk of increases in interest rates of holding long-term, fixed-rate loans in the loan portfolio and allows the Banks to continue to make loans during periods when deposit flows decline or funds are not otherwise available for lending purposes. In connection with conventional loan sales, the Banks typically sell a majority of mortgage loans originated, retaining servicing only on loans sold to certain lenders. The Banks have also been very active in generating commercial SBA loans, and other commercial loans, with a portion of those loans sold to other investors. As of December 31, 2004, loans serviced for others aggregated approximately $175 million.

**Loan Origination and Other Fees**
In addition to interest earned on loans, the Banks receive loan origination fees for originating loans. Loan fees generally are a percentage of the principal amount of the loan and are charged to the borrower, and are normally deducted from the proceeds of the loan. Loan origination fees are generally 1.0% to 1.5% on residential mortgages and .5% to 1.5% on commercial loans. Consumer loans require a flat fee as well as a minimum interest amount. The Banks also receive other fees and charges relating to existing loans, which include charges and fees collected in connection with loan modifications and tax service fees.

**Non-Performing Loans and Asset Classification**
Loans are reviewed on a regular basis and are placed on a non-accrual status when the collection of principal or interest is unlikely. The Banks typically place loans on non-accrual when principal or interest is due and has remained unpaid for 90 days or more unless the loan is secured by collateral having realizable value sufficient to discharge the debt in full. Once a loan has been classified as non-accrual previously accrued unpaid interest is reversed. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate repayment of the loan.

The following table sets forth information regarding the Banks' non-performing assets at the dates indicated:

**NONPERFORMING ASSETS**
(Dollars in Thousands)

| | At 12/31/04 | At 12/31/03 | At 12/31/02 | At 12/31/01 | At 12/31/00 |
|---|---|---|---|---|---|
| **Non-accrual loans:** | | | | | |
| Mortgage loans | $847 | $1,129 | $2,476 | $4,044 | $687 |
| Commercial loans | 4,792 | 8,246 | 5,157 | 4,568 | 442 |
| Consumer loans | 311 | 687 | 409 | 620 | 25 |
| Total | 5,950 | 10,062 | 8,042 | 9,232 | 1,154 |
| **Accruing Loans 90 days or more overdue:** | | | | | |
| Mortgage loans | 179 | 379 | 846 | 818 | 576 |
| Commercial loans | 1,067 | 1,798 | 968 | 376 | 91 |
| Consumer loans | 396 | 242 | 184 | 243 | 83 |
| Total | 1,642 | 2,419 | 1,998 | 1,437 | 750 |
| Real estate and other assets owned, net | 2,016 | 587 | 1,542 | 593 | 291 |
| **Total non-performing loans and real estate and other assets owned, net** | 9,608 | 13,068 | 11,582 | $11,262 | $2,195 |
| **As a percentage of total assets** | 0.32% | 0.48% | 0.51% | 0.53% | 0.21% |
| Interest Income (1) | $372 | $665 | $596 | $658 | $101 |

(1) This is the amount of interest that would have been recorded on loans accounted for on a non-performing basis as of the end of each period if such loans had been current for the entire period.

Non-performing assets as a percentage of total assets at December 31, 2004 were .32 percent versus .48 percent at the same time last year, which compares favorably to the Peer Group average of .49 percent at September 30, 2004, the most recent information available. The reserve for loan losses was 276 percent of non-performing assets at December 31, 2004, up from 184 percent a year ago.

With the continuing change in loan mix from residential real estate to commercial and consumer loans, which historically have greater credit risk, the Company has increased the balance in the reserve for loan losses account. The reserve balance has increased $2,502,000, or 10 percent, to $26,492,000, which is 1.53 percent of total loans outstanding, down from 1.65 percent of loans at December 31, 2003.

**Allowance for Loan Losses**
The Allowance for Loan Losses ("ALL") is maintained at a level that allows for the absorption of loan losses inherent within the bank's loan portfolios. The Company is committed to the early recognition of problem loans and to a strong conservative allowance.

Determining the adequacy of the ALL involves a high degree of judgment and is inevitably imprecise. Accordingly, the ALL is maintained within a range based upon a best estimate. The adequacy of the ALL is based on management's current judgment about the credit quality of the loan portfolio and considers all known relevant internal and external factors that affect loan losses. An evaluation of the adequacy of the ALL is conducted at a minimum on a quarterly basis and is documented and approved by the subsidiary Banks' Boards of Directors.

The primary responsibility for credit risk assessment and identification of problem loans rests with the loan officer of account. This continuous process, utilizing the bank's credit risk rating process, is necessary to support management's evaluation of adequacy of the ALL. An independent loan review function verifying loan risk ratings validates the loan officer and management's evaluation about the credit quality of the loan portfolio. The loan review function also assesses the evaluation process and provides an independent analysis of the adequacy of the ALL.

The ALL methodology is designed to reasonably estimate the probable loan and lease loss within the Bank's loan portfolios. The methodology is based upon a process of estimating general, specific, and other allowance allocations.

- General allocations are estimated by applying loan loss rates to groups of loans as defined by Financial Accounting Standards Board (FASB) Statement No. 5 Accounting for Contingencies.

- Specific allocations are estimated for loans that are impaired or have been selected for individual review as defined by FASB Statement No. 114 Accounting by Creditors for Impairment of a Loan--an amendment of FASB Statements No. 5 and 15.

- Allocations that include other factors that warrant an increase or decrease in the ALL balance.

At a minimum, the process includes the following elements:

- Is well documented with clear explanations of the supporting analyses
- Includes an analysis of the loan portfolio whether on an individual or group basis
- Considers all known relevant internal and external factors that may affect loan losses
- Applies procedures consistently but, when appropriate, is modified for new factors
- Ensures the ALL balance is recorded in accordance with U.S. generally accepted accounting principals

The Banks' charge-off policy is generally consistent with bank regulatory standards. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at the lower of the unpaid principal balance or estimated fair value, not to exceed estimated net realizable value. Any write-down at the time of recording real estate owned is charged to the allowance for loan losses. Any subsequent write-downs are a charge to current expenses.

**Loan Loss Experience**

| (Dollars in Thousands) | | Years ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | 2003 | 2002 | 2001 | 2000 |
| **Balance at beginning of period** | $ | 23,990 | 20,944 | 18,654 | 7,799 | 6,722 |
| **Charge offs:** | | | | | | |
| Residential real estate | | (419) | (416) | (887) | (677) | (98) |
| Commercial loans | | (1,150) | (912) | (2,522) | (723) | (450) |
| Consumer loans | | (776) | (1,078) | (1,328) | (2,029) | (424) |
| Total charge offs | $ | (2,345) | (2,406) | (4,737) | (3,429) | (972) |
| **Recoveries:** | | | | | | |
| Residential real estate | | 171 | 126 | 276 | 33 | 5 |
| Commercial loans | | 120 | 274 | 326 | 266 | 43 |
| Consumer loans | | 361 | 284 | 680 | 567 | 137 |
| Total recoveries | $ | 652 | 684 | 1,282 | 866 | 185 |
| **Chargeoffs, net of recoveries** | | (1,693) | (1,722) | (3,455) | (2,563) | (787) |
| Acquisitions (1) | | -- | 959 | -- | 8,893 | -- |
| **Provision** | | 4,195 | 3,809 | 5,745 | 4,525 | 1,864 |
| **Balance at end of period** | $ | 26,492 | 23,990 | 20,944 | 18,654 | 7,799 |
| Ratio of net charge offs to average loans outstanding during the period | | 0.10% | 0.12% | 0.26% | 0.20% | 0.11% |

(1) Acquisition of Pend Oreille Bank, WesterFed Financial Corporation and several branches

## Allocation of the Allowance for Loan Loss

| (Dollars in thousands) | | 2004 Allowance | 2004 Percent of loans in category | 2003 Allowance | 2003 Percent of loans in category | 2002 Allowance | 2002 Percent of loans in category | 2001 Allowance | 2001 Percent of loans in category | 2000 Allowance | 2000 Percent of loans in category |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Residential first mortgage and loans held for sale | $ | 2,693 | 22.9% | 2,147 | 21.8% | 2,334 | 27.4% | 2,722 | 31.5% | 1,227 | 31.2% |
| Commercial real estate | | 9,222 | 30.3% | 7,464 | 33.2% | 7,088 | 30.1% | 5,906 | 28.3% | 2,300 | 26.7% |
| Other commercial | | 9,836 | 26.9% | 9,951 | 24.7% | 7,670 | 20.9% | 6,225 | 18.0% | 2,586 | 19.2% |
| Consumer | | 4,741 | 19.9% | 4,428 | 20.3% | 3,852 | 21.6% | 3,801 | 22.2% | 1,686 | 22.9% |
| Totals | $ | 26,492 | 100.0% | 23,990 | 100.0% | 20,944 | 100.0% | 18,654 | 100.0% | 7,799 | 100.0% |

## SOURCES OF FUNDS

### General

Deposits are the most important source of the Banks' funds for lending and other business purposes. In addition, the Banks derive funds from loan repayments, advances from the FHLB of Seattle, repurchase agreements, and loan sales. Loan repayments are a relatively stable source of funds, while interest bearing deposit inflows and outflows are significantly influenced by general interest rate levels and money market conditions. Borrowings and advances may be used on a short-term basis to compensate for reductions in normal sources of funds such as deposit inflows at less than projected levels. They also may be used on a long-term basis to support expanded activities and to match maturities of longer-term assets. Deposits obtained through the Banks have traditionally been the principal source of funds for use in lending and other business purposes. Currently, the Banks have a number of different deposit programs designed to attract both short-term and long-term deposits from the general public by providing a wide selection of accounts and rates. These programs include regular statement savings, interest-bearing checking, money market deposit accounts, fixed rate certificates of deposit with maturities ranging form three months to five years, negotiated-rate jumbo certificates, non-interest demand accounts, and individual retirement accounts.

"Item 7 - Management's Discussion and Analysis" contains information relating to changes in the overall deposit portfolio.

Deposits are obtained primarily from individual and business residents of the Banks' market area. The Banks issue negotiated-rate certificate accounts with balances of $100,000, or more, and have paid a limited amount of fees to brokers to obtain deposits. The following table illustrates the amounts outstanding for deposits greater than $100,000, according to the time remaining to maturity:

| (Dollars in thousands) | | Certificate Accounts | Demand Deposits | Totals |
|---|---|---|---|---|
| Within three months | $ | 32,013 | 612,673 | 644,686 |
| Three months to six months | | 11,096 | -- | 11,096 |
| Seven months to twelve months | | 19,026 | -- | 19,026 |
| Over twelve months | | 24,258 | -- | 24,258 |
| Totals | $ | 86,393 | 612,673 | 699,066 |

For additional information, see "Item 7 - Management's Discussion & Analysis" and footnote 7 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

In addition to funds obtained in the ordinary course of business, the Company formed Glacier Trust I and Glacier trust II as financing subsidiaries. Glacier Trust II issued 45,000 preferred securities at $1,000 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest of 5.788% for the first five years and then converts to a three month LIBOR plus 2.75% rate from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by April 7, 2034. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of Glacier Trust II. The proceeds were used for general corporate purposes. Glacier Trust I issued 1,400,000 preferred securities at $25 per preferred security. The purchase of the securities entitles the shareholder to receive cumulative cash distributions at an annual interest rate of 9.40% from payments on the junior subordinated debentures of Glacier Bancorp, Inc. The subordinated debentures will mature and the preferred securities must be redeemed by February 1, 2031. In exchange for the Company's capital contribution, the Company owns all of the outstanding common securities of the trust. The purpose of the issuance of the securities was to finance the acquisition of WesterFed Financial Corporation and seven Wells Fargo & Company and First Security Corporation branches in 2001. For additional information regarding the subordinated debentures, see Note 10 to the Consolidated Financial Statements "Item 8 – Financial Statements and Supplementary Data".

**Advances and Other Borrowings**

As a member of the Federal Home Loan Bank of Seattle ("FHLB"), the Banks may borrow from the FHLB on the security of stock which it is required to own in that bank and certain of its home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States), provided certain standards related to credit-worthiness have been met. Advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's capital or on the FHLB's assessment of the institution's credit-worthiness. FHLB advances have been used from time to time to meet seasonal and other withdrawals of savings accounts and to expand lending by matching a portion of the estimated amortization and prepayments of retained fixed rate mortgages. All of the Banks are members in the FHLB.

From time to time, primarily as a short-term financing arrangement for investment or liquidity purposes, the Banks have made use of repurchase agreements with various securities dealers. This process involves the "selling" of one or more of the securities in the Banks' portfolio and by entering into an agreement to "repurchase" that same security at an agreed upon later date. A rate of interest is paid to the dealer for the subject period of time. In addition, although the Banks have offered retail repurchase agreements to its retail customers, the Government Securities Act of 1986 imposed confirmation and other requirements which generally made it impractical for financial institutions to offer such investments on a broad basis. Through policies adopted by the Board of Directors, the Banks enter into repurchase agreements with local municipalities, and large balance customers, and have adopted procedures designed to ensure proper transfer of title and safekeeping of the underlying securities.

The following chart illustrates the average balances and the maximum outstanding month-end balances for FHLB advances and repurchase agreements:

| (Dollars in thousands) | | For the year ended December 31, | | |
|---|---|---|---|---|
| | | 2004 | 2003 | 2002 |
| FHLB Advances | | | | |
| Amount outstanding at end of period | $ | 818,933 | 777,294 | 483,660 |
| Average balance | $ | 791,245 | 601,679 | 409,168 |
| Maximum outstanding at any month-end | $ | 862,136 | 777,294 | 483,660 |
| Weighted average interest rate | | 2.34% | 2.80% | 4.15% |
| Repurchase Agreements: | | | | |
| Amount outstanding at end of period | $ | 76,158 | 56,968 | 46,206 |
| Average balance | $ | 69,480 | 61,609 | 35,479 |
| Maximum outstanding at any month-end | $ | 80,265 | 74,808 | 46,206 |
| Weighted average interest rate | | 1.25% | 1.09% | 1.46% |

For additional information concerning the Company's advances and repurchase agreements, see footnotes 8 and 9 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

## EMPLOYEES

As of December 31, 2004, the Company employed 935 persons, 776 of who were full time, none of whom were represented by a collective bargaining group. The Company provides its employees with a comprehensive benefit program, including medical insurance, dental plan, life and accident insurance, long-term disability coverage, sick leave, profit sharing plan and employee stock options. Prior to 2002, the Company had a noncontributory defined contribution retirement plan and an employee savings plan; however as of January 1, 2002, both plans were merged into the new profit sharing plan. The Company considers its employee relations to be excellent. See Note 13 in the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for detailed information regarding profit sharing plan costs and eligibility.

## SUPERVISION AND REGULATION

### Introduction

Banking is a highly regulated industry. Banking laws and regulations are primarily intended to protect depositors, not shareholders. The following discussion identifies some of the more significant state and federal laws and regulations affecting the banking industry. It is intended to provide a brief summary of these laws and regulations and, therefore, is not complete and is qualified by the statutes and regulations referenced in the discussion.

### Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, because of its ownership of Glacier Bank, Glacier Bank of Whitefish, Valley Bank of Helena, First Security Bank of Missoula, Big Sky Western Bank, Western Security Bank and Mountain West Bank, all of which are Montana-state chartered commercial banks (with the exception of Mountain West Bank, an Idaho state-chartered bank), and all of which are members of the Federal Reserve (with the exception of Mountain West Bank, a non-Fed member FDIC-insured bank). As a bank holding company, the Company is subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports and provide additional information with the Federal Reserve. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (2) acquiring all or substantially all of the assets of another bank or bank holding company, or (3) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiaries may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by us or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Montana corporation, the Company is subject to certain limitations and restrictions under applicable Montana corporate law. For example, state law restrictions in Montana include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

### The Subsidiaries

With the exception of Mountain West Bank, the Company's subsidiaries are subject to extensive regulation and supervision by the Montana Department of Commerce's Banking and Financial Institutions Division and the FRB as a result of their membership in the Federal Reserve

System. Mountain West Bank is subject to regulation the Idaho Department of Finance and by the FDIC as a state non-member commercial bank. In addition, Mountain West's Utah and Washington branches are primarily regulated by the Utah Department of Financial Institutions and the Washington Department of Financial Institutions, respectively.

The federal laws that apply to the Banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. Federal laws also regulate community reinvestment and insider credit transactions and impose safety and soundness standards.

Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, federal bank regulators must evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions on extensions of credit to insiders--executive officers, directors, principal shareholders, and their related interests. Extensions of credit to insiders must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with non-insiders. Also, extensions of credit to insiders must not involve more than the normal risk of repayment or present other unfavorable features.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

**Interstate Banking and Branching**

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has opted out. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Federal bank regulations prohibit banks from using their interstate branches primarily for deposit production and have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

With regard to interstate bank mergers, Montana "opted-out" of the Interstate Act. Subject to certain conditions, an in-state bank that has been in existence for at least 5 years may merge with an out-of-state bank. Banks, bank holding companies, and their respective subsidiaries cannot acquire control of a bank located in Montana if, after the acquisition, the acquiring institution, together with its affiliates, would directly or indirectly control more than 22% of the total deposits of insured depository institutions and credit unions located in Montana. Montana law does not authorize the establishment of a branch bank in Montana by an out-of-state bank.

Idaho has enacted "opting in" legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions subject to certain "aging" requirements. Branches may not be acquired or opened separately in Idaho by an out-of-state bank, but once an out-of-state bank has acquired a bank within Idaho, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within Idaho.

Utah and Washington have each enacted "opting in" legislation similar in certain respects to that enacted by Idaho, allowing banks to engage in interstate merger transactions subject to certain aging requirements. De novo branching by an out of state bank is generally prohibited; however, once an out of state bank has acquired a Utah or Washington branch, that bank may establish additional branches within that state.

**Deposit Insurance**

The deposits of the Banks are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF") administered by the FDIC. All insured banks are subject to semi-annual deposit insurance premium assessments by the FDIC. The FDIC has implemented a risk-based insurance premium system under which banks are assessed insurance premiums based on how much risk they present to the Bank Insurance Fund. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

**Dividends**

The principal source of the Company's cash revenues is dividends received from the Company's subsidiary Banks. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends which would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends.

**Capital Adequacy**

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common shareholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

**Corporate Governance and Accounting Legislation**

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") addresses corporate and accounting fraud. The Act establishes a new accounting oversight board to enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, the Act also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

The Act also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, we are subject to the requirements of the Act and related rules and regulations issued by the SEC and NASDAQ. We anticipate that we will incur additional expense, including ongoing compliance with Section 404, as a result of the Act, but we do not expect that such compliance will have a material impact on our business.

**Anti-Terrorism Legislation**

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") is intended to combat terrorism. Among other things, the USA Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) generally eliminates civil liability for persons who file suspicious activity reports. The Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act. While the USA Patriot Act may, to some degree, affect the Company's record-keeping and reporting expenses, the Company does not believe that the Act will have a material adverse effect on its business and operations.

**Financial Services Modernization**

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

We do not believe that the act will negatively affect our operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer, and these companies may be able to aggressively compete in the markets we currently serve.

**Effects of Government Monetary Policy**

The Company's earnings and growth are affected by general economic conditions, and by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements a national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The Company cannot predict with certainty the nature and impact of future changes in monetary policies and their impact on the Company or its subsidiary Banks.

## TAXATION

**Federal Taxation**

The Company files consolidated federal, Montana, Idaho, and Utah income tax returns, using the accrual method of accounting. All required tax returns have been filed.

Financial institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended in the same general manner as other corporations. See note 12 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for additional information.

**State Taxation**

Under Montana, Idaho and Utah law, financial institutions are subject to a corporation license tax, which incorporates or is substantially similar to applicable provisions of the Internal Revenue Code. The corporation license tax is imposed on federal taxable income, subject to certain adjustments. State taxes are incurred at the rate of 6.75% in Montana, 7.6% in Idaho, and 5% in Utah.

## Item 2. Properties

At December 31, 2004, the Company owned 42 of its 55 offices, including its headquarters and other property having an aggregate book value of approximately $43 million, and leased the remaining branches. 8 offices are leased in Montana, 3 offices are leased in Idaho, 1 office is leased in Utah, and 1 office is leased in Washington. The following schedule provides property information for the Company's operating segments as of December 31, 2004.

| (dollars in thousands) | Properties Leased | Properties Owned | | Net Book Value |
|---|---|---|---|---|
| Glacier | 2 | 9 | $ | 7,806 |
| First Security | 3 | 6 | | 6,493 |
| Western | 1 | 6 | | 4,835 |
| Mountain West | 5 | 11 | | 12,308 |
| Big Sky | 1 | 3 | | 6,452 |
| Valley | 1 | 5 | | 3,201 |
| Whitefish | - | 2 | | 1,485 |
| | 13 | 42 | $ | 42,580 |

The Company believes that all of its facilities are well maintained, adequate and suitable for the current operations of its business, as well as fully utilized.

For additional information concerning the Company's premises and equipment and lease obligations, see Note 5 and 19 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

## Item 3. Legal Proceedings

The Company and its subsidiaries are parties to various claims, legal actions and complaints in the ordinary course of their businesses. In the Company's opinion, all such matters are adequately covered by insurance, are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

## Item 4. Submission of Matter to a Vote of Security Holders

No matters were submitted to a vote of security holders in the fourth quarter of 2004.

# PART II

## Item 5. Market Price of and Dividends on Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchase of Equity Securities

The Company's stock trades on the NASDAQ National Market under the symbol: GBCI. The primary market makers are: D.A. Davidson & Company, Goldman, Sachs & Co., Keafe, Bruyette & Woods, Inc., Knight Equity Markets, L.P., Morgan Stanley & Co., Inc., and Piper Jaffray Companies.

The market range of high and low bid prices for the Company's common stock for the periods indicated are shown below. The sale price information has been adjusted retroactively for all stock dividends and splits previously issued. As of December 31, 2004, there were approximately 9,570 shareholders of Company common stock. Following is a schedule of quarterly common stock price ranges:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| First........... | $ 27.04 | $ 23.60 | $ 21.59 | $ 17.00 |
| Second........ | $ 28.25 | $ 24.49 | $ 20.96 | $ 18.36 |
| Third........... | $ 30.35 | $ 25.75 | $ 23.72 | $ 19.56 |
| Fourth......... | $ 35.89 | $ 28.90 | $ 26.40 | $ 21.54 |

The Company paid cash dividends on its common stock of $.68 and $.60 per share for the years ended December 31, 2004 and 2003, respectively.

**Unregistered Securities**
There have been no securities of the Company sold within the last three years which were not registered under the Securities Act.

**Issuer Stock Purchases**
The Company made no stock repurchases during the fourth quarter of 2004.

**Equity Compensation Plan Information**
We currently maintain two compensation plans that provide for the issuance of the Company's common stock to officers and other employees, directors and consultants. These consist of the 1994 Director Stock Option Plan, amended, and the 1995 Employee Stock Option Plan, as amended, each of which have been approved by the shareholders. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 31, 2004:

| Plan Category | Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a) (1) (2) | Weighted-average exercise price of outstanding options, warrants, and rights (b) | Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c) (1) |
|---|---|---|---|
| Equity compensation plans approved by the shareholders | 1,208,505 | $18.315 | 1,792,215 |
| Equity compensation plans not approved by shareholders | - | $0 | - |

(1) Includes shares to be issued upon exercise of options under plans of Mountain West Bank and WesterFed, which were assumed as a result of their acquisitions.

(2) Consists of shares that are outstanding, and shares available for future issuance, under the respective plans. The material features of the plans are described above.

## Item 6. Selected Financial Data

The following financial data of the Company are derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related footnotes contained elsewhere in this report.

# Summary of Operations and Selected Financial Data

| (dollars in thousands, except per share data) | At December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Summary of Financial Condition:** | | | | | |
| Total assets $ | **3,010,737** | 2,739,633 | 2,281,344 | 2,085,747 | 1,056,712 |
| Investment securities, available for sale | **1,085,626** | 1,096,954 | 782,825 | 545,585 | 229,986 |
| Loans receivable, net | **1,701,805** | 1,430,365 | 1,300,653 | 1,322,327 | 733,561 |
| Allowance for loan losses | **(26,492)** | (23,990) | (20,944) | (18,654) | (7,799) |
| Intangibles | **42,315** | 42,816 | 40,011 | 41,771 | 6,493 |
| Deposits | **1,729,708** | 1,597,625 | 1,459,923 | 1,446,064 | 720,570 |
| Advances from Federal Home Loan Bank | **818,933** | 777,294 | 483,660 | 367,295 | 196,791 |
| Securities sold under agreements to repurchase and other borrowed funds | **81,215** | 64,986 | 61,293 | 32,585 | 29,529 |
| Stockholders' equity | **270,184** | 237,839 | 212,249 | 176,983 | 98,113 |
| Equity per common share* | **11.01** | 9.83 | 8.93 | 7.63 | 6.23 |
| Equity as a percentage of total assets | **8.97%** | 8.68% | 9.30% | 8.49% | 9.28% |

| (dollars in thousands, except per share data) | Years ended December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Summary of Operations:** | | | | | |
| Interest income $ | **147,285** | 130,830 | 133,989 | 137,920 | 78,837 |
| Interest expense | **39,892** | 38,478 | 47,522 | 65,546 | 37,357 |
| Net interest income | **107,393** | 92,352 | 86,467 | 72,374 | 41,480 |
| Provision for loan losses | **4,195** | 3,809 | 5,745 | 4,525 | 1,864 |
| Non-interest income | **34,565** | 33,562 | 25,917 | 23,251 | 13,294 |
| Non-interest expense | **72,133** | 65,944 | 57,813 | 57,385 | 31,327 |
| Earnings before income taxes | **65,630** | 56,161 | 48,826 | 33,715 | 21,583 |
| Income taxes | **21,014** | 18,153 | 16,424 | 12,026 | 7,580 |
| Net earnings | **44,616** | 38,008 | 32,402 | 21,689 | 14,003 |
| Basic earnings per common share* | **1.82** | 1.58 | 1.37 | 1.00 | 0.89 |
| Diluted earnings per common share* | **1.79** | 1.55 | 1.35 | 0.97 | 0.88 |
| Dividends declared per share* | **0.68** | 0.60 | 0.49 | 0.44 | 0.43 |

| | At or for the years ended December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Ratios:** | | | | | |
| Net earnings as a percent of average assets | **1.54%** | 1.53% | 1.50% | 1.10% | 1.39% |
| Net earnings as a percent of average stockholders' equity | **17.61%** | 16.82% | 16.57% | 13.49% | 15.83% |
| Dividend payout ratio | **37.36%** | 38.07% | 35.45% | 43.48% | 48.36% |
| Average equity to average asset ratio | **8.75%** | 9.10% | 9.08% | 8.26% | 8.78% |
| Net interest margin on average earning assets (tax equivalent) | **4.15%** | 4.20% | 4.51% | 4.08% | 4.48% |
| Allowance for loan losses as a percent of loans | **1.53%** | 1.65% | 1.58% | 1.39% | 1.05% |
| Allowance for loan losses as a percent of nonperforming assets | **276%** | 184% | 181% | 165% | 372% |

| (dollars in thousands) | At or for the years ended December 31, 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Other Data:** | | | | | |
| Loans originated and purchased $ | **1,543,595** | 1,509,850 | 1,204,852 | 994,527 | 570,652 |
| Loans serviced for others $ | **174,805** | 189,601 | 253,063 | 286,996 | 146,534 |
| Number of full time equivalent employees | **857** | 807 | 737 | 728 | 423 |
| Number of offices | **55** | 54 | 50 | 51 | 30 |
| Number of shareholders of record | **1,784** | 1,763 | 1,586 | 1,645 | 1,228 |

*revised for stock splits and dividends

All amounts have been restated to include mergers using the pooling of interests accounting method.

Acquisitions using the purchase method of accounting include the operations since the acquisition date.

# Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

**Management's Discussion and Analysis of Financial Condition and Results of Operations**
**Year ended December 31, 2004 Compared to December 31, 2003**

The following discussion is intended to provide a more comprehensive review of the Company's operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited financial statements and the notes thereto included later in this report. All numbers, except per share data, are expressed in thousands of dollars.

**Highlights and Overview**

This past year the Company experienced strong loan growth with total loans outstanding increasing by $274 million, or 19 percent from the prior year. All loan classifications experienced increases with commercial loan growth leading the way with an increase of $150 million, or 18 percent. The low interest rates for real estate loans continued through 2004 however the pace of home loan refinancing slowed substantially from the 2003 level. The slowing of refinance activity combined with a renewed focus on shorter term, and variable rate loans resulted in an increase in real estate loans of $75 million, or 24 percent, during the year. Consumer loans, primarily home equity loans, increased by $49 million, or 17 percent. The average interest rate on loans continued to decline as repayments on higher rate loans continued to occur and new loans were booked at reduced rates. Increases in targeted interest rates by the Federal Reserve Board during 2004 and into 2005 should help reverse this trend. The increased volume of loans more than offset the lower rates so that loan interest income increased from 2003. Because of the increased loan balances which used available funding, and reduced spreads on funding costs versus investment returns, total investments declined from the prior year. With the reduction in refinancing of home loans, prepayments on mortgage backed securities were substantially reduced resulting in a lower level of premium amortization which increased the earnings on investments. Maturing higher rate certificates of deposit and borrowed funds reduced average interest rates paid from the prior year, however, increased borrowed funds by the subsidiary banks and the issuance of $45 million in subordinated debentures by the parent company, resulted in increased interest expense.

Non-interest bearing deposits increased 25% during the year providing a stable low-cost funding source for a portion of the asset growth. Non-interest bearing deposits also ended the year with increased totals. Asset growth that exceeded the increase in deposits was funded with Federal Home Loan Bank advances and other borrowed funds.

With the reduction in mortgage loan refinance activity, the origination of residential loans decreased by 17 percent from 2003; however the gain-on-sale of loans declined 25 percent, the result of retaining more of the loans originated. Service charges and fee income increased nicely in 2004, primarily the result of increased account volumes. The net gain on the sale of securities of $1 million during 2003 was not repeated in 2004 with a net of zero for the year.

Total revenue from net interest income and non-interest income increased $16 million, or 13%, over the prior year, the cumulative effect of the above described items.

Non-interest expense increased $6 million, or 9%, from last year with the largest increase occurring in compensation and benefits. Additional locations and related staffing and merit increases were the primary reasons for this increase. Other operating expenses also increased reflecting the increased volume of activities in loan and deposit operations.

Looking forward, our future performance will depend on many factors including economic conditions, interest rate changes, increasing competition for deposits and quality loans, and regulatory burden. Increasing interest rates slow the volume of real estate loan originations which reduces the fee income from that activity while at the same time reducing commission expense for loan originators. Increasing rates result in increased earnings on assets, however, the cost of interest bearing funds also increases. The Company goal of asset and liability management practices is to maintain or increase the level of net interest income within an acceptable level of interest rate risk.

Regulatory burden seems to be never-ending as additional regulations continue to add cost. The Sarbanes-Oxley Act (SOX) resulted in substantial increases in audit and consulting fees during 2004, and a major diversion of internal staff time from normal duties, primarily to satisfy the internal control requirements of Section 404 of SOX. Costs to assure compliance in future years, including ongoing compliance with SOX, are projected to remain high.

## Financial Condition

### Assets

The following table summarizes the asset balances as of December 31, 2004 and 2003, the amount of change, and percentage change during 2004:

| Assets ($ in thousands) | December 31, 2004 | December 31, 2003 | $ change | % change |
|---|---|---|---|---|
| Cash on hand and in banks | $ 79,300 | $ 77,093 | $ 2,207 | 3% |
| Investment securities, FHLB and FRB stock, and interest bearing deposits | 1,098,633 | 1,106,001 | (7,368) | -1% |
| Loans: | | | | |
| Real estate | 393,141 | 317,774 | 75,367 | 24% |
| Commercial | 991,081 | 841,305 | 149,776 | 18% |
| Consumer | 344,075 | 295,276 | 48,799 | 17% |
| Total loans | 1,728,297 | 1,454,355 | 273,942 | 19% |
| Allowance for loan losses | (26,492) | (23,990) | (2,502) | 10% |
| Total loans net of allowance for loan losses | 1,701,805 | 1,430,365 | 271,440 | 19% |
| Other assets | 130,999 | 126,174 | 4,825 | 4% |
| Total Assets | $ 3,010,737 | $ 2,739,633 | $ 271,104 | 10% |

At December 31, 2004 total assets were $3.011 billion which is $271 million greater than the December 31, 2003 assets of $2.740 billion, an increase of 10 percent.

Total loans have increased $274 million from December 31, 2003, an increase of 19 percent, with the growth occurring in all loan categories. Commercial loans increased $150 million, or 18 percent, real estate loans gained $75 million, or 24 percent, and consumer loans grew by $49 million, or 17 percent. Loan volume continues to be very strong with loans increasing $43 million during the fourth quarter which has historically been a slow quarter for loan growth.

Investment securities, including interest bearing deposits in other financial institutions, have decreased $7 million from December 31, 2003. Without the approximately $18 million of proceeds of the March 2004 issuance of Trust Preferred Securities that are invested in investment securities, total investments would have declined $25 million from last year. Some of the cash flow from investment maturities is now being used to fund the significant growth in loans.

The following table summarizes the major asset components as a percentage of total assets as of December 31, 2004, 2003, and 2002:

| Assets: | December 31, **2004** | 2003 | 2002 |
|---|---|---|---|
| Cash, and cash equivalents, investment securities, FHLB and Federal Reserve stock | **39.1%** | 43.2% | 37.8% |
| Real estate loans and loans held for sale | **13.0%** | 11.5% | 15.7% |
| Commercial loans | **32.3%** | 30.1% | 28.9% |
| Consumer loans | **11.3%** | 10.6% | 12.4% |
| Other assets | **4.3%** | 4.6% | 5.2% |
| | **100.0%** | 100.0% | 100.0% |

The percentage of assets held as cash, and cash equivalents, investment securities, FHLB and Federal Reserve stock has decreased from 43.2 percent at December 31, 2003 to 39.1 percent at December 31, 2004. The decrease is attributed to a $14 million reduction in investment securities during 2004 and the increase in total assets resulting from the large increase in loans outstanding. Strong economic activity in the markets served by the Company, combined with excellent customer service, made the loan growth possible. The Company continues to focus on quality loan growth of all types.

### Liabilities

The following table summarizes the liability balances as of December 31, 2004 and 2003, the amount of change, and percentage change during 2004:

| Liabilities ($ in thousands) | December 31, 2004 | December 31, 2003 | $ change | % change |
|---|---|---|---|---|
| Non-interest bearing deposits | $ 460,059 | $ 369,052 | $ 91,007 | 25% |
| Interest-bearing deposits | 1,269,649 | 1,228,573 | 41,076 | 3% |
| Advances from Federal Home Loan Bank | 818,933 | 777,294 | 41,639 | 5% |
| Securities sold under agreements to repurchase and other borrowed funds | 81,215 | 64,986 | 16,229 | 25% |
| Other liabilities | 30,697 | 26,889 | 3,808 | 14% |
| Subordinated debentures | 80,000 | 35,000 | 45,000 | 129% |
| Total liabilities | $ 2,740,553 | $ 2,501,794 | $ 238,759 | 10% |

Non-interest bearing deposits have increased $91 million, or 25 percent, since December 31, 2003. This continues to be a primary focus of our banks and the programs we have initiated this past year continue to gain momentum. Total deposits have increased $132 million from December 31, 2003. This growth in deposits, a low cost stable funding source, gives us increased flexibility in managing our asset mix. Federal Home Loan Bank advances have also increased, $42 million from December 31, 2003, as we continue to take advantage of the flexibility of that funding source. In addition, repurchase agreements and other borrowed funds have increased from the prior year as we continue to use these cost effective sources of funding. On March 24, 2004, subordinated debentures in the form of trust preferred securities of $45 million, with an interest rate of 5.79 percent, were issued. The proceeds will be used to fund the pending acquisitions.

| Liabilities and Stockholder's Equity: | December 31, **2004** | 2003 | 2002 |
|---|---|---|---|
| Deposit accounts | **57.4%** | 58.3% | 64.0% |
| FHLB advances | **27.2%** | 28.4% | 21.2% |
| Other borrowings and repurchase agreements | **2.7%** | 2.4% | 2.7% |
| Other liabilities | **3.7%** | 2.2% | 2.8% |
| Stockholders' equity | **9.0%** | 8.7% | 9.3% |
| | **100.0%** | 100.0% | 100.0% |

With a $32 million increase in stockholders' equity and the $45 million increase in subordinated debentures included in the other liabilities line above, the percentage of assets funded by deposits decreased even with the substantial increase in deposit balances.

| Stockholders' equity ($ in thousands except per share data) | December 31, 2004 | December 31, 2003 | $ change | % change |
|---|---|---|---|---|
| Common equity | $ 264,250 | $ 231,223 | $ 33,027 | 14% |
| Accumulated other comprehensive income | 5,934 | 6,616 | (682) | -10% |
| Total stockholders' equity | $ 270,184 | $ 237,839 | $ 32,345 | 14% |
| | | | | |
| Stockholders' equity to total assets | 8.97% | 8.68% | | |
| Book value per common share | $ 11.01 | $ 9.83 | $ 1.18 | 12% |
| Market price per share at end of quarter | $ 34.04 | $ 25.98 | $ 8.06 | 31% |

### Stockholders' equity

Total equity and book value per share amounts have increased substantially from the prior year, primarily the result of earnings retention, and stock options exercised. Accumulated other comprehensive income, representing net unrealized gains on securities available for sale of $6 million at December 31, 2004 is slightly less than the $7 million at year end 2003, with the decline primarily a function of interest rate changes.

**Results of Operations**

Operating results include amounts related to the operation of the three branches acquired with the Pend Oreille Bank as of July 15, 2003 and the Ione, Washington branch as of June 4, 2004.

**Revenue summary**
**($ in thousands)**

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2004 | 2003 | $ change | % change |
| Net interest income | $ 107,393 | $ 92,352 | $ 15,041 | 16% |
| Fees and other revenue: | | | | |
| Service charges, loan fees, and other fees | 24,260 | 19,756 | 4,504 | 23% |
| Gain on sale of loans | 8,015 | 10,674 | (2,659) | -25% |
| Gain on sale of investments, net of impairment charge | - | 1,253 | (1,253) | -100% |
| Other income | 2,290 | 1,879 | 411 | 22% |
| Total non-interest income | 34,565 | 33,562 | 1,003 | 3% |
| | $ 141,958 | $ 125,914 | $ 16,044 | 13% |
| Tax equivalent net interest margin | 4.15% | 4.20% | | |

**Net Interest Income**

Net interest income increased $15.041 million, or 16 percent, over 2003. Total interest income was $16.455 million, or 13 percent higher than 2003, while total interest expense was $1.414 million, or 4 percent higher. The investment portfolio generated approximately 61 percent of the increase in interest income. Additional interest income from the large increase in loans outstanding was partially offset by lower rates on the loan portfolio due to refinancing, and re-pricing of existing loans. The increase in interest expense is attributed to the increase in the subordinated debentures which increased interest expense by $2.004 million. Interest expense on deposits declined $3.167 million, or 18 percent, from reductions in rates on maturing fixed term interest bearing deposits. Interest on Federal Home Loan Bank borrowings and other borrowed funds increased $2.577 million, or 15 percent, from increased volumes and increasing interest rates. The net interest margin as a percentage of earning assets, on a tax equivalent basis, was 4.15 percent which was a decrease from 4.20 percent for 2003.

**Non-interest Income**

Fee income increased $4.504 million, or 23 percent, over last year, driven primarily by an increased number of loan and deposit accounts and the fee income associated with this growth in accounts. Gain on sale of loans decreased $2.659 million, or 25 percent, from last year, because of greatly reduced refinance activity. Loan origination activity for housing, especially new construction, remains quite strong in our markets. In 2003 gains on sale of investments, net of impairment charge, of $1.253 million were recorded and zero gains were realized in 2004.

**Non-interest expense summary**
**($ in thousands)**

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2004 | 2003 | $ change | % change |
| Compensation and employee benefits and related expense | $ 39,955 | $ 36,173 | $ 3,782 | 10% |
| Occupancy and equipment expense | 10,797 | 9,931 | 866 | 9% |
| Outsourced data processing | 1,551 | 1,650 | (99) | -6% |
| Core deposit intangibles amortization | 1,074 | 1,243 | (169) | -14% |
| Other expenses | 18,756 | 16,947 | 1,809 | 11% |
| Total non-interest expense | $ 72,133 | $ 65,944 | $ 6,189 | 9% |

**Non-interest Expense**
Non-interest expense increased by $6.189 million, or 9 percent, from 2003 including expenses from the acquisitions, two additional branches in Boise, Idaho, and a new branch in downtown Bozeman, Montana. Compensation and benefit expense increased $3.782 million, or 10 percent, with the additional bank branches, normal compensation increases for job performance and increased cost for benefits tied to Company performance, accounting for the majority of the increase. Occupancy and equipment expense increased $866 thousand, or 9 percent, reflecting the cost of the additional locations and facility upgrades. Other expenses increased $1.809 million, or 11 percent, primarily from start up expenses on implementing the High Performance Checking program at the four banks not previously on the program, additional advertising expense, $600 thousand increase in audit and consulting expenses, and costs associated with new branch offices and the acquisitions. The efficiency ratio (non-interest expense/net interest income + non-interest income) was 51 percent, improving slightly from the 53 percent in 2003, excluding the gain on sale of securities.

| **Credit quality information ($ in thousands)** | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Allowance for loan losses | $ 26,492 | $ 23,990 |
| Non-performing assets | 9,608 | 13,068 |
| Allowance as a percentage of non performing assets | 276% | 184% |
| Non-performing assets as a percentage of total assets | 0.32% | 0.48% |
| Allowance as a percentage of total loans | 1.53% | 1.65% |
| Net charge-offs as a percentage of loans | 0.098% | 0.118% |

**Provision for loan losses** – Non-performing assets as a percentage of total assets at December 31, 2004 were at .32 percent, a decrease from .48 percent at December 31, 2003. This compares favorably to the Federal Reserve Bank Peer Group average of .49 percent at September 30, 2004, the most recent information available. The allowance for loan losses was 276 percent of non-performing assets at December 31, 2004, compared to 184 percent a year ago. The allowance has increased $2.502 million, or 10 percent, from a year ago to $26.492 million, which is 1.53 percent of December 31, 2004 total loans outstanding, down slightly from the 1.65 percent a year ago. The fourth quarter provision for loan losses expense was $1.200 million, an increase of $504 thousand from the same quarter in 2003.

**Effect of inflation and changing prices**
Generally accepted accounting principles require the measurement of financial position and operating results in terms of historical dollars, without consideration for change in relative purchasing power over time due to inflation. Virtually all assets of a financial institution are monetary in nature; therefore, interest rates generally have a more significant impact on a company's performance than does the effect of inflation.

**Commitments**
In the normal course of business, there are various outstanding commitments to extend credit, such as letter of credit and un-advanced loan commitments, which are not reflected in the accompanying consolidated financial statements. Management does not anticipate any material losses as a result of these transactions. The Company has outstanding debt maturities, the largest of which are the advances from the Federal Home Loan Bank. See footnote 8 for the maturity schedule of the advances. The following table represents our contractual obligations as of December 31, 2004:

| | Payments Due by Period | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (dollars in thousands) | Total | Indeterminate Maturity (1) | 2005 | 2006 | 2007 | 2008 | 2009 | Thereafter |
| Deposits.......................................$ | 1,729,708 | 1,322,681 | 287,641 | 59,368 | 43,768 | 7,298 | 8,875 | 77 |
| Advances from the FHLB................ | 818,933 | - | 480,222 | 110,419 | 124,919 | 21,302 | 48 | 82,023 |
| Repurchase agreements ................ | 76,158 | - | 76,158 | - | - | - | - | - |
| Subordinated debentures................ | 80,000 | - | - | - | - | - | - | 80,000 |
| Capital lease obligations................ | 1,682 | - | 81 | 83 | 84 | 87 | 89 | 1,258 |
| Operating lease obligations............ | 7,487 | - | 1,171 | 1,050 | 861 | 770 | 685 | 2,950 |
| | $ 2,713,968 | 1,322,681 | 845,273 | 170,920 | 169,632 | 29,457 | 9,697 | 166,308 |

(1) Represents interest and non-interest bearing checking, money market, and savings accounts

**Market Risk**

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/Liability Committee (ALCO). In this capacity ALCO develops guidelines and strategies impacting the Company's asset/liability management related activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

**Interest Rate Risk**

The objective of interest rate risk management is to contain the risks associated with interest rate fluctuations. The process involves identification and management of the sensitivity of net interest income to changing interest rates. Managing interest rate risk is not an exact science. The interval between repricing of interest rates of assets and liabilities changes from day to day as the assets and liabilities change. For some assets and liabilities contractual maturity and the actual cash flows experienced are not the same. A good example is residential mortgages that have long term contractual maturities but may be repaid well in advance of the maturity when current prevailing interest rates become lower than the contractual rate. Interest-bearing deposits without a stated maturity could be withdrawn after seven days, however, the Bank's experience indicates that these funding pools have a much longer duration and are not as sensitive to interest rate changes as other financial instruments. Prime based loans generally have rate changes when the Federal Reserve Bank changes short term interest rates, however, depending on the magnitude of the rate change and the relationship of the current rates to rate floors and rate ceilings that may be in place on the loans, the loan rate may not change.

**GAP analysis**

The following table gives a description of our GAP position for various time periods. As of December 31, 2004, we had a negative GAP position at six months and a positive GAP position at twelve months. The cumulative GAP as a percentage of total assets for six months is a negative 5.55% which compares to a negative 4.00% at December 31, 2003 and a negative 2.77% at December 31, 2002. The table also shows the GAP earnings sensitivity, and earnings sensitivity ratio, along with a brief description as to how they are calculated. The methodology used to compile this GAP information is based on our mix of assets and liabilities and the historical experience accumulated regarding their rate sensitivity.

| | Projected maturity or repricing | | | | |
|---|---|---|---|---|---|
| (dollars in thousands) | 0-6 Months | 6-12 Months | 1 - 5 years | More than 5 years | Total |
| **Assets:** | | | | | |
| Interest bearing deposits $ | 12,722 | 285 | - | - | 13,007 |
| Investment securities | 3,786 | 2,233 | 83,524 | 231,691 | 321,234 |
| Mortgage-backed securities | 153,565 | 123,199 | 402,362 | 35,463 | 714,589 |
| FHLB stock and FRB stock | 44,004 | - | - | 5,799 | 49,803 |
| Floating rate loans | 661,054 | 87,222 | 404,500 | 20,005 | 1,172,781 |
| Fixed rate loans | 126,667 | 85,207 | 277,687 | 72,268 | 561,829 |
| **Total interest bearing assets** $ | 1,001,798 | 298,146 | 1,168,073 | 365,226 | 2,833,243 |
| **Liabilities:** | | | | | |
| Interest-bearing deposits | 646,057 | 87,230 | 112,518 | 423,844 | 1,269,649 |
| FHLB advances | 431,695 | 41,040 | 262,476 | 83,722 | 818,933 |
| Repurchase agreements and other borrowed funds | 81,215 | - | - | - | 81,215 |
| **Total interest bearing liabilities** $ | 1,158,967 | 128,270 | 374,994 | 507,566 | 2,169,797 |
| Repricing gap $ | (157,169) | 169,876 | 793,079 | (142,340) | 663,446 |
| Cumulative repricing gap $ | (157,169) | 12,707 | 805,786 | 663,446 | |
| Cumulative gap as a % of total assets | -5.55% | 0.45% | 28.44% | 23.42% | |
| Gap Earnings Sensitivity (1) $ | | 78 | | | |
| Gap Earnings Sensitivity Ratio (2) | | 0.17% | | | |

(1) Gap Earnings Sensitivity is the estimated effect on income, after taxes of 39%, of a 1% increase or decrease in interest rates (1% of ($12,707 - $4,956))

(2) Gap Earnings Sensitivity Ratio is Gap Earnings Sensitivity divided by the estimated yearly earnings of $44,616. A 1% increase in interest rates has this estimated percentage decrease effect on annual income.

This table estimates the repricing maturities of the Company's assets and liabilities, based upon the Company's assessment of the repricing characteristics of the various instruments. Interest-bearing checking and regular savings are included in the more than 5 years category. Money market balances are included in the less than 6 months category. Mortgage-backed securities are at the anticipated principal payments based on the weighted-average-life.

**Net interest income simulation**

The traditional one-dimensional view of GAP is not sufficient to show a bank's ability to withstand interest rate changes. Because of limitations in GAP modeling the Asset/Liability Management Committee (ALCO) of the Company uses a detailed and dynamic simulation model to quantify the estimated exposure of net interest income (NII) to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk. The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given a 200 or 100 basis point (bp) upward and downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed as a benchmark. Other non-parallel rate movement scenarios are also modeled to determine the potential impact on net interest income. The following reflects the Company's NII sensitivity analysis as of December 31, 2004 and 2003 as compared to the 10% Board approved policy limit.

| +200 bp | | 2004 | 2003 |
|---|---|---|---|
| Estimated sensitivity | | -3.47% | -4.57% |
| Estimated decrease in net interest income | $ | (3,727) | (4,220) |
| -100 bp | | | |
| Estimated sensitivity | | 0.38% | 1.28% |
| Estimated increase in net interest income | $ | 408 | 1,182 |

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of assets and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

**Liquidity Risk**

Liquidity risk is the possibility that the Company will not be able to fund present and future obligations. The objective of liquidity management is to maintain cash flows adequate to meet current and future needs for credit demand, deposit withdrawals, maturing liabilities and corporate operating expenses. Core deposits, FHLB credit lines, available-for-sale investment securities, and net income are the key elements in meeting these objectives. All seven subsidiaries are members of the FHLB. This membership provides for established lines of credit in the form of advances that are a supplemental source of funds for lending and other general business purposes. As of year ended December 31, 2004, the Company had $1,139 million of available FHLB line of which $819 million was utilized. Accordingly, management of the Company has a wide range of versatility in managing the liquidity and asset/liability mix for each individual institution as well as the Company as a whole. During 2004, all seven financial institutions maintained liquidity levels in excess of regulatory requirements and deemed sufficient to meet operating cash needs.

**Capital Resources and Adequacy**

Maintaining capital strength has been a long term objective. Ample capital is necessary to sustain growth, provide protection against unanticipated declines in asset values, and to safeguard the funds of depositors. Capital also is a source of funds for loan demand and enables the Company to effectively manage its assets and liabilities. Shareholders' equity increased $32.345 million during 2004, or 14 percent the net result of earnings of $44.616 million, less cash dividend payments and a decline of $682 thousand in the net unrealized gains on available-for-sale investment securities. For additional information see footnote 11 in the Consolidated Financial Statements. Dividend payments were increased by $.08 per share, or 13 percent in 2004. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends which would constitute an unsafe or unsound banking practice.

**Critical Accounting Policies**

Companies may apply certain critical accounting policies requiring management to make subjective or complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain. The Company considers its only material critical accounting policy to be the allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged against earnings. The balance of allowance for loan losses is maintained at the amount management believes will be adequate to absorb known and inherent losses in the loan portfolio. The appropriate balance of allowance for loan losses is determined by applying estimated loss factors to the credit exposure from outstanding loans. Estimated loss factors are based on subjective measurements including management's assessment of the internal risk classifications, changes in the nature of the loan portfolio, industry concentrations and the impact of current local, regional and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are reasonably possible and may have a material impact on the Company's consolidated financial statements, results of operations or liquidity. For additional information regarding the allowance for loan losses, its relation to the provision for loans losses and risk related to asset quality, see Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

**Impact of Recently Issued Accounting Standards**

In December 2003, the AICPA issued Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3) which addresses the accounting for certain acquired loans or debt securities that have experienced a deterioration of credit quality between the loan origination date and the date the loan is acquired by an investor, and for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments on the loan. When loans within the scope of this SOP are acquired by the completion of a transfer, it is not appropriate at acquisition to establish an allowance for loan losses related to those acquired loans. The purchase price represents the fair value of the loans on the date of acquisition and an allowance for loan losses should be recorded by the investor only to the extent there is a change in the estimate of credit losses subsequent to acquisition of the loan (and only to the extent of losses incurred subsequent to acquisition). Likewise, loans within the scope of this SOP that are acquired in a purchase business combination should be recognized initially at the present value of amounts expected to be received and no allowance for loan losses should be carried over related to these loans at acquisition. SOP 03-3 requires initial application for loans acquired in fiscal years beginning after December 15, 2004.

In December 2004, the Financial Accounting Standards Board issued a revised version of SFAS No. 123 *Share-Based Payment*, mandating that companies measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The intrinsic value method of accounting for such awards, as previously elected by the company and provided for in APB Opinion No. 25, *Accounting for Stock Issued to Employees* will no longer acceptable under GAAP for public companies effective for accounting periods ending after June 15, 2005. If no comparable market values are available, the grant-date fair value of employee share options and similar instruments is to be estimated using option-pricing models adjusted for the unique characteristics of those instruments.

Under the previous provisions of SFAS No. 123, *Accounting for Stock Based Compensation* companies using the intrinsic value method were required to disclose in a footnote to their financial statements the effect on net income of using the intrinsic value rather than the grant-date fair value method. The company has continued to use the intrinsic value method, with appropriate disclosures, in its financial statements through December 31, 2004 (See *Stock Based Compensation* under Note 1 to the company's consolidated financial statements). The company expects to adopt SFAS No. 123 (Revised) effective with its reporting for the third quarter of 2005.

**Management's Discussion and Analysis of the Results of Operations**
**Year ended December 31, 2003 Compared to December 31, 2002**

**Results of Operations**

Operating results include amounts related to the operation of the three branches acquired in the Pend Oreille acquisition as of July 15, 2003.

**Revenue summary**
**($ in thousands)**

| | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | 2002 | $ change | % change |
| Net interest income | $ 92,352 | $ 86,467 | $ 5,885 | 7% |
| Fees and other revenue: | | | | |
| Service charges, loan fees, and other fees | 19,756 | 17,954 | 1,802 | 10% |
| Gain on sale of loans | 10,674 | 5,709 | 4,965 | 87% |
| Gain on sale of investments, net of impairment charge | 1,253 | 238 | 1,015 | 426% |
| Other income | 1,879 | 2,016 | (137) | -7% |
| Total non-interest income | 33,562 | 25,917 | 7,645 | 29% |
| Total revenue | $ 125,914 | $ 112,384 | $ 13,530 | 12% |
| Tax equivalent net interest margin | 4.20% | 4.51% | | |

Net income of $38.008 million was a $5.606 million increase over the $32.402 million for the year ended December 31, 2002, an increase of 17 percent. The following narrative provides additional information on those results.

**Interest Income** -Historical low interest rates during most of the year resulted in a $3 million reduction in interest income even though the earning assets of the Company increased significantly. With the sustained low rates throughout the year many loans of all types were refinanced with the rate on the new loans substantially lower than the prepaid loans. New loans also were at much lower rates than the average rates earned on the existing loans. Mortgage related investment securities experienced much of the same results as the loan portfolio. Investments were prepaid which negatively impacted interest income in two ways: 1) securities that were purchased at a premium that experienced prepayments had an acceleration of the amortization of the premium which reduced the income; 2) reinvestment of the proceeds was at a lower rate than previously enjoyed on the amounts invested. The weighted average yield on earning assets (tax free income adjusted for tax effects) decreased from 6.91 percent for the year 2002 to 5.86 percent in 2003. Increased balances in earning assets offset much of the rate impact.

**Interest expense** - Interest expense decreased even more with total interest expense $9 million, or 19 percent, lower in 2003. Most of the expense reduction came from deposits as rates continued to decline during the year. In addition higher rate certificates of deposits matured which further reduced interest expense. These rate reductions coupled with increasing balances in non-interest bearing deposits resulted in the deposit expense reduction. The balance in FHLB advances increased $294 million during the year, however, with a combination of maturing higher cost advances and lower rates on new advances the interest expense on total advances decreased by $99,000 from the prior year. The weighted average rate on advances decreased from 4.15 percent for 2002 to 2.80 for 2003. The weighted rate on total advances outstanding at December 31, 2003 was 2.19 percent.

The prolonged low interest rates have resulted in a reduction in the net interest margin (ratio of net interest income divided by average earning assets) from 4.51 percent in 2002 to 4.20 percent in 2003 with the third quarter of 2003 being the lowest level at 4.12 percent. The ratio increased to 4.17 percent in the fourth quarter of 2003 primarily due to increased earnings on investments. With the low interest rates many real estate loans have either been refinanced which lowers the future earnings rate on the loans that are retained, or the loan is paid off which also lowers future earnings. To remain competitive it has become necessary to reduce rates to market levels on all loan types which reduces interest income on those loans. Investment income also is lower on securities purchased during this low rate period than on securities previously held in the portfolio. Prepayment of mortgage-backed securities also has occurred as underlying mortgage loans have been prepaid. This prepayment not only reduced the level of assets with higher rates but also resulted in much faster amortization of premiums associated with the securities further reducing interest income. To offset the reduction in interest income, rates on interest bearing deposits have been reduced and matured borrowings have been renewed at lower rates. The increased level of non-interest bearing deposits has reduced the need for additional borrowings which also has resulted in lower interest expense.

**Non-interest income** – Total non-interest income increased $8 million, or 29 percent over the prior year. $2 million of the increase was from increased volumes in loan and deposit activity and the resulting fees. $1 million of the increase was contributed by net gains on sale of investment securities. The largest portion of the increase was from a $5 million increase in the gain on sale of loans, the majority of which was from residential real estate loans. The low interest rates during 2003 resulted in a very large increase in the number of loans being refinanced to obtain low long term financing, and an increase in new home loans because of affordable monthly payments.

Increasing rates affect the level of fee income created from the origination and sale of mortgage loans as the refinance of loans is substantially reduced or eliminated. Purchases of homes can also be affected because of reduced affordability due to higher monthly payments with higher interest rates. The subsidiary banks are located in areas of robust population growth which somewhat mitigates the risk of significant reduction in home purchases. Reduction in refinance activity also reduces the variable expenses such as commissions for loan origination and could result in additional reductions in expense.

| **Non-interest expense summary ($ in thousands)** | Years ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | 2002 | $ change | % change |
| Compensation and employee benefits | $ 36,173 | $ 30,448 | $ 5,725 | 19% |
| Occupancy and equipment expense | 9,931 | 9,591 | 340 | 4% |
| Outsourced data processing | 1,650 | 2,048 | (398) | -19% |
| Core deposit intangibles amortization | 1,243 | 1,439 | (196) | -14% |
| Other expenses | 16,947 | 14,287 | 2,660 | 19% |
| Total non-interest expense | $ 65,944 | $ 57,813 | $ 8,131 | 14% |

**Non-interest expense** - Non-interest expense also increased $8 million, a 14 percent increase, with $6 million of the increase in the compensation and benefits classification. The Pend Oreille acquisition, additional branches in the Boise and Bozeman markets, commissions paid to mortgage loan originators, normal increases for job performance, and some benefits that are tied to the Company stock price performance account for the majority of the increase. Advertising and marketing, start up expenses for the High Performance Checking program, and other volume related expenses made up most of the remainder of the increased expense.

The efficiency ratio, which measures the cost per dollar of revenue generated, increased from 51 percent in 2002 to 52 percent in 2003. Although this increased from the prior year it is still significantly less than the 61 percent average of similar sized banking companies.

| **Credit quality information ($ in thousands)** | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Allowance for loan losses | $ 23,990 | $ 20,944 |
| Non-performing assets | 13,068 | 11,582 |
| Allowance as a percentage of non performing assets | 184% | 181% |
| Non-performing assets as a percentage of total assets | 0.48% | 0.51% |
| Allowance as a percentage of total loans | 1.65% | 1.58% |
| Net charge-offs as a percentage of loans | 0.118% | 0.261% |

**Provision for loan losses** – The provision for loan losses was $3.809 million in 2003 which was a reduction of $1.936 million from 2002. Charged off loans, net of recoveries of loans previously charged off, were $1.733 million lower in 2003 than the prior year. The balance in the allowance for loan losses increased $3.046 million from the prior year end. At December 31, 2003 non-performing assets (non-accrual loans, accruing loans 90 days or more overdue, real estate acquired by foreclosure, and repossessed personal property) totaled $13.068 million, or .48 percent of total assets; compared to $11.582 million, or .51 percent at December 31, 2002. The peer group average according to the Federal Reserve Bank Performance Report as of September 30, 2003, the most recent information available, for banking companies similar to our size was .65 percent of total assets. The allowance for loan losses was 184 percent of non-performing assets, and 1.65 percent of total loans as of December 31, 2003 which compares to 181 percent and 1.58 percent, respectively, at December 31, 2002.

## Item 7a. Quantitative and Qualitative Disclosures about Market Risk

Information regarding "Quantitative and Qualitative Disclosures about Market Risk" is set fourth under "Item 7 - Management's Discussion and Analysis".

## Item 8. Financial Statements and Supplementary Data



**KPMG LLP**
P.O. Box 7108
Billings, MT 59103

1000 First Interstate Center
401 N. 31st Street
Billings, MT 59101

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Glacier Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Glacier Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glacier Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Glacier Bancorp, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Billings, Montana
March 15, 2005



**KPMG LLP**
P.O. Box 7108
Billings, MT 59103

1000 First Interstate Center
401 N. 31st Street
Billings, MT 59101

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Glacier Bancorp, Inc.:

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting" that Glacier Bancorp, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Glacier Bancorp, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Glacier Bancorp, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Glacier Bancorp, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Glacier Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 15, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

March 15, 2005

# Glacier Bancorp, Inc.
## Consolidated Statements of Financial Condition

| (dollars in thousands, except per share data) | December 31, 2004 | 2003 |
|---|---|---|
| **Assets:** | | |
| Cash on hand and in banks | $ 79,300 | 77,093 |
| Interest bearing cash deposits | 13,007 | 9,047 |
| Cash and cash equivalents | 92,307 | 86,140 |
| Investment securities, available-for-sale | 1,085,626 | 1,096,954 |
| Loans receivable, net of allowance for loan losses of $26,492 and $23,990 at December 31, 2004, and 2003, respectively | 1,687,329 | 1,413,392 |
| Loans held for sale | 14,476 | 16,973 |
| Premises and equipment, net | 55,732 | 53,251 |
| Real estate and other assets owned, net | 2,016 | 587 |
| Accrued interest receivable | 15,637 | 14,941 |
| Core deposit intangible, net of accumulated amortization of $5,331 and $4,257 at December 31, 2004, and 2003, respectively | 4,939 | 5,865 |
| Goodwill | 37,376 | 36,951 |
| Other assets | 15,299 | 14,579 |
| | $ 3,010,737 | 2,739,633 |
| **Liabilities:** | | |
| Non-interest bearing deposits | $ 460,059 | 369,052 |
| Interest bearing deposits | 1,269,649 | 1,228,573 |
| Advances from Federal Home Loan Bank of Seattle | 818,933 | 777,294 |
| Securities sold under agreements to repurchase | 76,158 | 56,968 |
| Other borrowed funds | 5,057 | 8,018 |
| Accrued interest payable | 4,864 | 4,353 |
| Deferred tax liability | 8,392 | 7,369 |
| Subordinated debentures | 80,000 | 35,000 |
| Other liabilities | 17,441 | 15,167 |
| Total liabilities | 2,740,553 | 2,501,794 |
| **Stockholders' equity:** | | |
| Preferred shares, 1,000,000 shares authorized. None outstanding at December 31, 2004 and 2003 | -- | -- |
| Common stock, $.01 par value per share. 62,500,000 shares authorized, 24,549,410 and 24,203,338 issued and outstanding at December 31, 2004 and 2003, respectively | 245 | 242 |
| Paid-in capital | 227,614 | 222,588 |
| Retained earnings - substantially restricted | 36,391 | 8,393 |
| Accumulated other comprehensive income | 5,934 | 6,616 |
| Total stockholders' equity | 270,184 | 237,839 |
| | $ 3,010,737 | 2,739,633 |

See accompanying notes to consolidated financial statements.

# Glacier Bancorp, Inc.
# Consolidated Statements of Operations

| (dollars in thousands, except per share data) | | Years ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Interest Income:** | | | | |
| Real estate loans | $ | **22,942** | 23,883 | 29,290 |
| Commercial loans | | **57,312** | 50,203 | 47,013 |
| Consumer and other loans | | **20,331** | 20,013 | 22,559 |
| Investment securities and other | | **46,700** | 36,731 | 35,127 |
| Total Interest Income | | **147,285** | 130,830 | 133,989 |
| **Interest Expense:** | | | | |
| Deposits | | **14,054** | 17,221 | 26,268 |
| Federal Home Loan Bank of Seattle advances | | **18,540** | 16,860 | 16,959 |
| Securities sold under agreements to repurchase | | **873** | 673 | 591 |
| Subordinated debentures | | **5,619** | 3,615 | 3,616 |
| Other borrowed funds | | **806** | 109 | 88 |
| Total Interest Expense | | **39,892** | 38,478 | 47,522 |
| **Net Interest Income** | | **107,393** | 92,352 | 86,467 |
| Provision for loan losses | | **4,195** | 3,809 | 5,745 |
| Net interest income after provision for loan losses | | **103,198** | 88,543 | 80,722 |
| **Non-Interest Income:** | | | | |
| Service charges and other fees | | **19,550** | 15,458 | 14,011 |
| Miscellaneous loan fees and charges | | **4,710** | 4,298 | 3,943 |
| Gain on sale of loans | | **8,015** | 10,674 | 5,709 |
| Gain on sale of investments, net of impairment charge | | -- | 1,253 | 238 |
| Other income | | **2,290** | 1,879 | 2,016 |
| Total Non-Interest Income | | **34,565** | 33,562 | 25,917 |
| **Non-Interest Expense:** | | | | |
| Compensation, employee benefits and related expense | | **39,955** | 36,173 | 30,448 |
| Occupancy and equipment expense | | **10,797** | 9,931 | 9,591 |
| Outsourced data processing expense | | **1,551** | 1,650 | 2,048 |
| Core deposit intangibles amortization | | **1,074** | 1,243 | 1,439 |
| Other expense | | **18,756** | 16,947 | 14,287 |
| Total Non-Interest Expense | | **72,133** | 65,944 | 57,813 |
| **Earnings before income taxes** | | **65,630** | 56,161 | 48,826 |
| Federal and state income tax expense | | **21,014** | 18,153 | 16,424 |
| **Net Earnings** | $ | **44,616** | 38,008 | 32,402 |
| **Basic earnings per share** | $ | **1.82** | 1.58 | 1.37 |
| **Diluted earnings per share** | $ | **1.79** | 1.55 | 1.35 |

See accompanying notes to consolidated financial statements.

# Glacier Bancorp, Inc.
## Consolidated Statements of Stockholders' Equity and Comprehensive Income
### Years ended December 31, 2004, 2003, and 2002

| (Dollars in thousands, except per share data) | Common Stock Shares | Common Stock Amount | Paid-in capital | Retained earnings (accumulated deficit) substantially restricted | Accumulated other comprehensive income | Total stockholders' equity |
|---|---|---|---|---|---|---|
| Balance at December 31, 2001 | 23,202,330 | $ 232 | 210,892 | (35,897) | 1,756 | 176,983 |
| Comprehensive income: | | | | | | |
| Net earnings | -- | -- | -- | 32,402 | -- | 32,402 |
| Unrealized gain on securities, net of reclassification adjustment | -- | -- | -- | -- | 8,355 | 8,355 |
| Total comprehensive income | -- | -- | -- | -- | -- | 40,757 |
| Cash dividends declared ($.49 per share) | -- | -- | -- | (11,532) | -- | (11,532) |
| Stock options exercised | 565,670 | 6 | 4,955 | -- | -- | 4,961 |
| Tax benefit from stock related compensation | -- | -- | 1,080 | -- | -- | 1,080 |
| Balance at December 31, 2002 | 23,768,000 | $ 238 | 216,927 | (15,027) | 10,111 | 212,249 |
| Comprehensive income: | | | | | | |
| Net earnings | -- | -- | -- | 38,008 | -- | 38,008 |
| Unrealized loss on securities, net of reclassification adjustment | -- | -- | -- | -- | (3,495) | (3,495) |
| Total comprehensive income | -- | -- | -- | -- | -- | 34,513 |
| Cash dividends declared ($.60 per share) | -- | -- | -- | (14,573) | -- | (14,573) |
| Stock options exercised | 435,338 | 4 | 4,670 | -- | -- | 4,674 |
| Acquisition of fractional shares | -- | -- | -- | (15) | -- | (15) |
| Tax benefit from stock related compensation | -- | -- | 991 | -- | -- | 991 |
| Balance at December 31, 2003 | 24,203,338 | $ 242 | 222,588 | 8,393 | 6,616 | 237,839 |
| Comprehensive income: | | | | | | |
| Net earnings | -- | -- | -- | 44,616 | -- | 44,616 |
| Unrealized loss on securities, net of reclassification adjustment | -- | -- | -- | -- | (682) | (682) |
| Total comprehensive income | -- | -- | -- | -- | -- | 43,934 |
| Cash dividends declared ($.68 per share) | -- | -- | -- | (16,618) | -- | (16,618) |
| Stock options exercised | 417,322 | 4 | 5,435 | -- | -- | 5,439 |
| Repurchase and retirement of stock | (71,250) | (1) | (1,804) | -- | -- | (1,805) |
| Acquisition of fractional shares | -- | -- | (9) | -- | -- | (9) |
| Tax benefit from stock related compensation | -- | -- | 1,404 | -- | -- | 1,404 |
| Balance at December 31, 2004 | 24,549,410 | $ 245 | 227,614 | 36,391 | 5,934 | 270,184 |

| Disclosure of reclassification amount: | Year ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Unrealized and realized holding (loss) gain arising during the year | $ (1,124) | (2,225) | 13,980 |
| Tax benefit (expense) | 442 | 866 | (5,480) |
| Net after tax | (682) | (1,359) | 8,500 |
| Reclassification adjustment for net gains included in net income | -- | (3,502) | (238) |
| Tax expense | -- | 1,366 | 93 |
| Net after tax | -- | (2,136) | (145) |
| Net change in unrealized (loss) gain on available-for-sale securities | $ (682) | (3,495) | 8,355 |

See accompanying notes to consolidated financial statements.

# Glacier Bancorp, Inc.
## Consolidated Statements of Cash Flows

| (dollars in thousands) | | Years ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **OPERATING ACTIVITIES :** | | | | |
| Net earnings | $ | **44,616** | 38,008 | 32,402 |
| Adjustments to reconcile net earnings to net cash provided by (used in) operating activities: | | | | |
| Mortgage loans held for sale originated or acquired | | **(292,017)** | (521,323) | (409,481) |
| Proceeds from sales of mortgage loans held for sale | | **302,529** | 567,010 | 390,353 |
| Provision for loan losses | | **4,195** | 3,809 | 5,745 |
| Depreciation of premises and equipment | | **4,567** | 4,283 | 4,178 |
| Amortization of core deposit intangible | | **1,074** | 1,243 | 1,439 |
| Gain on sale of investments, net of impairment charge | | **--** | (1,253) | (238) |
| Gain on sale of loans | | **(8,015)** | (10,674) | (5,709) |
| Amortization of investment securities premiums and discounts, net | | **11,263** | 14,360 | 5,640 |
| Federal Home Loan Bank of Seattle stock dividends | | **(1,218)** | (2,179) | (2,170) |
| Deferred tax expense | | **284** | 722 | 1,466 |
| Tax benefit from stock related compensation | | **1,404** | 991 | 1,080 |
| Net increase in accrued interest receivable | | **(696)** | (1,270) | (1,012) |
| Net increase (decrease) in accrued interest payable | | **495** | (1,795) | (3,089) |
| Net increase (decrease) in current income taxes | | **1,201** | 1,645 | (915) |
| Net (increase) decrease in other assets | | **(2,145)** | 1,808 | (1,041) |
| Net increase (decrease) in other liabilities | | **2,253** | (99) | (1,205) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | **69,790** | 95,286 | 17,443 |
| ***INVESTING ACTIVITIES:*** | | | | |
| Proceeds from sales, maturities and prepayments of investment securities available-for-sale | | **317,273** | 389,400 | 206,554 |
| Purchases of investment securities available-for-sale | | **(315,172)** | (715,454) | (429,596) |
| Principal collected on installment and commercial loans | | **677,004** | 566,245 | 576,109 |
| Installment and commercial loans originated or acquired | | **(875,539)** | (705,249) | (617,200) |
| Principal collections on mortgage loans | | **296,482** | 303,251 | 260,027 |
| Mortgage loans originated or acquired | | **(376,039)** | (283,278) | (178,171) |
| Net purchase of FHLB and FRB stock | | **(1,942)** | (973) | (3,687) |
| Acquisition of Ione branch and Pend Oreille Bank | | **14,524** | (243) | -- |
| Net addition of premises and equipment | | **(7,032)** | (7,579) | (828) |
| NET CASH USED IN INVESTING ACTIVITIES | | **(270,441)** | (453,880) | (186,792) |
| **FINANCING ACTIVITIES:** | | | | |
| Net increase in deposits | | **116,943** | 77,943 | 13,859 |
| Net increase in FHLB advances | | **41,639** | 293,634 | 116,364 |
| Net increase in securities sold under repurchase agreements | | **19,190** | 10,762 | 13,621 |
| Net (decrease) increase in other borrowed funds | | **(2,961)** | (7,069) | 14,027 |
| Proceeds from issuance of subordinated debentures | | **45,000** | -- | -- |
| Cash dividends paid | | **(16,618)** | (14,572) | (11,532) |
| Proceeds from exercise of stock options and other stock issued | | **5,439** | 4,674 | 4,961 |
| Repurchase and retirement of stock | | **(1,805)** | -- | -- |
| Cash paid for stock dividends | | **(9)** | (15) | -- |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | | **206,818** | 365,357 | 151,300 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | | **6,167** | 6,763 | (18,049) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | **86,140** | 79,377 | 97,426 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ | **92,307** | 86,140 | 79,377 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | | | |
| Cash paid during the year for interest | $ | **39,382** | 40,219 | 62,762 |
| Cash paid during the year for income taxes | $ | **18,424** | 14,721 | 14,793 |

See accompanying notes to consolidated financial statements

## 1. Summary of Significant Accounting Policies

### (a) General

Glacier Bancorp, Inc. (the "Company"), is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation incorporated in 1990. The Company is a multi-bank holding company that provides a full range of banking services to individual and corporate customers in Montana, Idaho, Utah and Washington through its subsidiary banks. The subsidiary banks are subject to competition from other financial service providers. The subsidiary banks are also subject to the regulations of certain government agencies and undergo periodic examinations by those regulatory authorities.

The accounting and consolidated financial statement reporting policies of the Company conform with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities as of the date of the statement of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the subsidiary banks' allowance for loan losses. Such agencies may require the subsidiary banks to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

### (b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its nine wholly owned operating subsidiaries, Glacier Bank ("Glacier"), First Security Bank of Missoula ("First Security"), Western Security Bank ("Western"), Mountain West Bank in Idaho, ("Mountain West"), Big Sky Western Bank, ("Big Sky"), Valley Bank of Helena ("Valley"), Glacier Bank of Whitefish ("Whitefish"), Glacier Capital Trust I ("Glacier Trust I"), and Glacier Capital Trust II ("Glacier Trust II"). All significant inter-company transactions have been eliminated in consolidation.

On June 4, 2004, AmericanWest Bancorp.'s branch office in Ione, Washington was acquired and became a branch of Mountain West Bank. Pend Oreille Bancorp was acquired July 15, 2003 and its branches became additional branches of Mountain West. The acquisitions were accounted for using the purchase method of accounting. Accordingly, the financial information presented includes the operations since the date of the acquisitions. See footnote 20 for additional information related to these transactions.

### (c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash held as demand deposits at various banks and regulatory agencies, interest bearing deposits and federal funds sold with original maturities of three months or less.

### (d) Investment Securities

Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair market value, with unrealized gains and losses included in income. Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, shown as a separate component of stockholders' equity. Currently, the Company only holds available-for-sale securities.

Premiums and discounts on investment securities are amortized or accreted into income using a method that approximates the level-yield interest method. The cost of any investment, if sold, is determined by specific identification. Declines in the fair value of securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value.

The Company holds stock in the Federal Home Loan Bank of Seattle (FHLB) and the Federal Reserve Bank (FRB). FHLB and FRB stocks are restricted because they may only be sold to another member institution or the FHLB or FRB at their par values. Due to restrictive terms, and the lack of a readily determinable market value, FHLB and FRB stocks are carried at cost.

## 1. Summary of Significant Accounting Policies . . . continued

### (e) Loans Receivable

Loans that are intended to be held to maturity are reported at their unpaid principal balance less charge-offs, specific valuation accounts, and any deferred fees or costs on originated loans. Purchased loans are reported net of unamortized premiums or discounts. Discounts and premiums on purchased loans and net loan fees on originated loans are amortized over the expected life of loans using methods that approximate the effective interest method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal unless such past due loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

### (f) Loans Held for Sale

Mortgage and commercial loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to income. A sale is recognized when the Company surrenders control of the loan and consideration, other than beneficial interests in the loan, is received in exchange. A gain is recognized to the extent the selling price exceeds the carrying value.

### (g) Allowance for Loan Losses

Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions, and independent appraisals.

The Company also provides an allowance for losses on impaired loans. Groups of small balance homogeneous loans (generally consumer and residential real estate loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for loan losses is increased through a charge to expense for the amount of the impairment. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that the sole source of repayment for the loan is the operations or liquidation of the underlying collateral. In such cases, impairment is measured by determining the current value of the collateral, reduced by anticipated selling costs. The Company recognizes interest income on impaired loans only to the extent the cash payments are received.

### (h) Premises and Equipment

Premises and equipment are stated at cost less depreciation. Depreciation is computed on a straight-line method over the estimated useful lives or the term of the related lease. The estimated useful life for office building is 15-40 years and the estimated useful life for furniture, fixtures, and equipment is 3-10 years.

### (i) Real Estate Owned

Property acquired by foreclosure or deed in lieu of foreclosure is carried at the lower of cost or estimated fair value, less selling costs. Costs, excluding interest, relating to the improvement of property are capitalized, whereas those relating to holding the property are charged to expense. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller. If the fair value of the asset minus the estimated cost to sell is less than the cost of the property, a loss is recognized and the asset carrying value is reduced.

### (j) Goodwill

On an annual basis, as required by Financial Accounting Standards Board (FASB) Statement 142, *Goodwill and Other Intangible Assets,* the Company tests goodwill for impairment at the subsidiary level during the third quarter. In addition, goodwill is tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has occurred.

## 1. Summary of Significant Accounting Policies ... continued

**(k) Core Deposit Intangibles**

Core deposit intangibles represent the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. The useful life of the core deposit intangible is reevaluated on an annual basis, with any changes in estimated useful life being accounted for prospectively over the revised remaining life.

**(l) Income Taxes**

Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

**(m) Stock-based Compensation**

Compensation cost for stock-based compensation to employees is measured at the grant date using the intrinsic value method. Under the intrinsic value method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to ultimately acquire the stock and is recognized over any related service period.

The per share weighted-average fair value of stock options granted during 2004, 2003 and 2002 was $1.59, $2.12, and $3.26, respectively, on the date of grant using the Black Scholes option-pricing model with the following assumptions: 2004 – expected dividend yield of 2.44%, risk-free interest rate of 2.82%, volatility ratio of 19%, and expected life of 4.8 years: 2003 – expected dividend yield of 3.01%, risk-free interest rate of 2.78%, volatility ratio of 21%, and expected life of 4.8 years: 2002 – expected dividend yield of 3.02%, risk-free interest rate of 2.73%, volatility ratio of 23%, and expected life of 4.8 years.

The exercise price of all options granted has been equal to the fair market value of the underlying stock at the date of grant and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value of the option itself at the grant date for its stock options under SFAS 123, *Accounting for Stock-Based Compensation,* the Company's net income would have been reduced to the pro forma amounts indicated below:

| | | | Years ended December 31, | | |
|---|---|---|---|---|---|
| | | | **2004** | 2003 | 2002 |
| Net earnings (in thousands): | As reported | $ | **44,616** | 38,008 | 32,402 |
| | Compensation cost | | **(685)** | (752) | (577) |
| | Pro forma | | **43,931** | 37,256 | 31,825 |
| Basic earnings per share: | As reported | | **1.82** | 1.58 | 1.37 |
| | Compensation cost | | **(0.02)** | (0.03) | (0.02) |
| | Pro forma | | **1.80** | 1.55 | 1.35 |
| Diluted earnings per share: | As reported | | **1.79** | 1.55 | 1.35 |
| | Compensation cost | | **(0.03)** | (0.03) | (0.02) |
| | Pro forma | | **1.76** | 1.52 | 1.33 |

In December 2004, the Financial Accounting Standards Board issued a revised version of SFAS No. 123 *Share-Based Payment* (SFAS 123R), which replaces SFAS 123 and supersedes APB 25. The Company is required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. SFAS 123R requires the recognition of compensation cost related to share-based payment plans to be recognized in the financial statements based on the fair value of the equity or liability instruments issued. The company expects to adopt SFAS No. 123 (Revised) effective with its reporting for the third quarter of 2005.

**(n) Long-lived Assets**

Long-lived assets, including core deposit intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. At December 31, 2004 and 2003 there were no assets that were considered impaired.

## 1. Summary of Significant Accounting Policies ... continued

**(o) Mortgage Servicing Rights**
The Company recognizes the rights to service mortgage loans for others, whether acquired or internally originated. Loan servicing rights are initially recorded at fair value based on comparable market quotes and are amortized as other expense in proportion to and over the period of estimated net servicing income. Loan servicing rights are evaluated quarterly for impairment by discounting the expected future cash flows, taking into consideration the estimated level of prepayments based on current industry expectations and the predominant risk characteristics of the underlying loans including loan type, note rate and loan term. Impairment adjustments, if any, are recorded through a valuation allowance.

As of December 31, 2004 and 2003 the carrying value of servicing rights was approximately $1,241,000 and $1,388,000, respectively. Amortization expense of $328,000, $729,000, and $480,000 was recognized in the years ended December 31, 2004, 2003, and 2002, respectively. The servicing rights are included in other assets on the balance sheet and are amortized over the period of estimated net servicing income. There was no impairment of carrying value at December 31, 2004 or 2003. At December 31, 2004, the fair value of mortgage servicing rights was approximately $1,621,000.

**(p) Earnings Per Share**
Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing such net earnings by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method. Previous period amounts are restated for the effect of stock dividends and splits.

**(q) Stock Split and Stock Dividend**
On April 28, 2004 the Board of Directors declared a five-for-four stock split, payable to shareholders of record on May 11, 2004, payable May 20, 2004. On April 30, 2003, the Board of Directors declared a 10 percent stock dividend, payable in common stock of the Company to shareholders of record on May 13, 2003, payable on May 22, 2003. All prior period amounts have been restated to reflect the stock split and dividend.

**(r) Comprehensive Income**
Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses on available-for-sale securities.

**(s) *Reclassifications***
Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

## 2. Cash on Hand and in Banks

The subsidiary banks are required to maintain an average reserve balance with either the Federal Reserve Bank or in the form of cash on hand. The amount of this required reserve balance at December 31, 2004 was $8,290,000.

## 3. Investment Securities, Available for Sale

A comparison of the amortized cost and estimated fair value of the Company's investment securities, available for sale, is as follows.

**INVESTMENTS AS OF DECEMBER 31, 2004**

| (Dollars in thousands) | Weighted Yield | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|---|
| **U.S. Government and Federal Agencies** | | | | | |
| maturing within one year | 1.29% | $ 251 | - | - | 251 |
| maturing five years through ten years | 4.62% | 350 | 6 | - | 356 |
| maturing after ten years | 3.08% | 481 | 2 | (1) | 482 |
| | 3.16% | 1,082 | 8 | (1) | 1,089 |
| **State and Local Governments and other issues:** | | | | | |
| maturing within one year | 5.30% | 518 | 8 | - | 526 |
| maturing one year through five years | 5.37% | 1,205 | 64 | - | 1,269 |
| maturing five years through ten years | 4.69% | 6,514 | 324 | - | 6,838 |
| maturing after ten years | 5.13% | 292,102 | 12,971 | (1,098) | 303,975 |
| | 5.12% | 300,339 | 13,367 | (1,098) | 312,608 |
| **Mortgage-Backed Securities** | 4.99% | 56,629 | 919 | (503) | 57,045 |
| **Real Estate Mortgage Investment Conduits** | 3.77% | 660,389 | 1,624 | (4,469) | 657,544 |
| **FHLMC and FNMA stock** | 5.74% | 7,593 | - | (56) | 7,537 |
| **FHLB and FRB stock, at cost** | 3.22% | 49,803 | - | - | 49,803 |
| **Total Investments** | 4.20% | $ 1,075,835 | 15,918 | (6,127) | 1,085,626 |

**INVESTMENTS AS OF DECEMBER 31, 2003**

| (Dollars in thousands) | Weighted Yield | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|---|
| **U.S. Government and Federal Agencies** | | | | | |
| maturing within one year | 0.85% | $ 352 | - | - | 352 |
| maturing one year through five years | 1.29% | 259 | - | (1) | 258 |
| maturing after ten years | 2.97% | 957 | 15 | (1) | 971 |
| | 2.22% | 1,568 | 15 | (2) | 1,581 |
| **State and Local Governments and other issues:** | | | | | |
| maturing within one year | 5.69% | 4,346 | 41 | - | 4,387 |
| maturing one year through five years | 4.30% | 5,485 | 84 | (102) | 5,467 |
| maturing five years through ten years | 5.35% | 4,910 | 197 | - | 5,107 |
| maturing after ten years | 5.11% | 288,644 | 10,106 | (1,683) | 297,067 |
| | 5.11% | 303,385 | 10,428 | (1,785) | 312,028 |
| **Mortgage-Backed Securities** | 4.30% | 64,123 | 1,465 | (342) | 65,246 |
| **Real Estate Mortgage Investment Conduits** | 4.03% | 662,727 | 4,983 | (3,911) | 663,799 |
| **FHLMC and FNMA stock** | 5.74% | 7,593 | 64 | - | 7,657 |
| **FHLB and FRB stock, at cost** | 5.34% | 46,643 | - | - | 46,643 |
| **Total Investments** | 4.41% | $ 1,086,039 | 16,955 | (6,040) | 1,096,954 |

### 3. Investment Securities, Available for Sale...continued

Maturities of securities do not reflect repricing opportunities present in adjustable rate securities, nor do they reflect expected shorter maturities based upon early prepayment of principal. Weighted yields on tax-exempt investment securities exclude the tax effect. The Real Estate Mortgage Investment Conduits are backed by the FNMA, GNMA, or FHLMC.

The book value of securities was as follows at:

| (dollars in thousands) | December 31, 2002 |
|---|---|
| U.S. Government and Federal Agencies | $ 1,086 |
| State and Local Governments and Other Issues | 244,665 |
| Mortgage-Backed Securities | 81,043 |
| Real Estate Mortgage Investment Conduits | 388,927 |
| FHLMC and FNMA stock | 7,593 |
| FHLB and FRB stock | 42,864 |
| | $ 766,178 |

Investments with an unrealized loss position at December 31, 2004:

| (Dollars in thousands) | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| U.S. Government and Federal Agencies | 136 | 1 | 314 | 1 | 450 | 2 |
| State and Local Governments and other issues | 18,767 | 260 | 18,409 | 838 | 37,176 | 1,098 |
| FHLMC stock | 7,444 | 56 | - | - | 7,444 | 56 |
| Mortgage-Backed Securities | 18,867 | 193 | 13,256 | 310 | 32,123 | 503 |
| Real Estate Mortgage Investment Conduits | 381,196 | 2,994 | 73,086 | 1,474 | 454,282 | 4,468 |
| Total temporarily impaired securities | 426,410 | 3,504 | 105,065 | 2,623 | 531,475 | 6,127 |

Most of the unrealized loss is the result of changing market values due to changes in intermediate and long term (10 year) interest rates. The value of real estate mortgage investment conduits and mortgage-backed securities is also affected by the level of mortgage refinancing activity and resulting prepayment of the underlying mortgages. During periods of rapid prepayments, values decline because of shortening of the expected maturity and reduced earning potential. During periods of increasing rates, values decline due to the opportunity to invest at current rates which are higher than the rates on the investments held. The ten year U.S. Treasury rates have seen significant volatility during 2004 with rates ranging from a low of 3.76% in March to a high of 4.84% in June and ending the year at 4.24%. The Company anticipates the unrealized losses to be temporary and therefore an impairment charge is not required as of December 31, 2004.

Interest Income includes tax-exempt interest for the years ended December 31, 2004, 2003, and 2002 of $13,917,000, $11,410,000, and $8,074,000, respectively.

Gross proceeds from sales of investment securities for the years ended December 31, 2004, 2003, and 2002 were approximately $66,910,000, $19,603,000 and $31,695,000 respectively, resulting in gross gains of approximately $304,000, $3,502,000 and $451,000 and gross losses of approximately $304,000, $0 and $213,000, respectively. The cost of any investment sold is determined by specific identification.

At December 31, 2004, the Company had investment securities with carrying values of approximately $194,795,000 pledged as security for deposits of several local government units, securities sold under agreements to repurchase, and as collateral for treasury tax and loan borrowings.

## 4. Loans Receivable, Net and Loans Held for Sale

The following is a summary of loans receivable, net and loans held for sale at:

| (dollars in thousands) | | December 31, 2004 | 2003 |
|---|---|---|---|
| Residential first mortgage | $ | **382,750** | 305,372 |
| Loans held for sale | | **14,476** | 16,973 |
| Commercial real estate | | **526,455** | 483,684 |
| Other commercial | | **466,582** | 359,030 |
| Consumer | | **95,663** | 95,739 |
| Home equity | | **248,684** | 199,693 |
| | | **1,734,610** | 1,460,491 |
| Net deferred loan fees, premiums and discounts | | **(6,313)** | (6,136) |
| Allowance for loan losses | | **(26,492)** | (23,990) |
| | $ | **1,701,805** | 1,430,365 |

The following is a summary of activity in allowance for losses on loans:

| (dollars in thousands) | | Years ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|---|
| Balance, beginning of period | $ | **23,990** | 20,944 | 18,654 |
| Acquisitions | | **--** | 959 | -- |
| Net charge offs | | **(1,693)** | (1,722) | (3,455) |
| Provision | | **4,195** | 3,809 | 5,745 |
| Balance, end of period | $ | **26,492** | 23,990 | 20,944 |

The following is the allocation of allowance for loan losses and percent of loans in each category at:

| (dollars in thousands) | | **December 31, 2004** Amount | **Percent of of loans in category** | | December 31, 2003 Amount | Percent of of loans in category |
|---|---|---|---|---|---|---|
| Residential first mortgage and loans held for sale | $ | **2,693** | **22.9%** | $ | 2,147 | 21.8% |
| Commercial real estate | | **9,222** | **30.4%** | | 7,464 | 33.2% |
| Other commercial | | **9,836** | **26.9%** | | 9,951 | 24.7% |
| Consumer | | **2,083** | **5.5%** | | 2,220 | 6.6% |
| Home equity | | **2,658** | **14.3%** | | 2,208 | 13.7% |
| | $ | **26,492** | **100.0%** | $ | 23,990 | 100.0% |

Substantially all of the Company's loan receivables are with customers within the Company's market area. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the economic performance in the Company's market areas. At December 31, 2004, no individual borrower had outstanding loans or commitments exceeding 10% of the Company's consolidated stockholders' equity.

## 4. Loans Receivable, Net and Loans Held for Sale . . . continued

Impaired loans, which consists of those reported as non-accrual, for the years ended December 31, 2004, 2003, and 2002 were approximately $5,950,000, $10,062,000, and $8,042,000, respectively, of which no impairment allowance was deemed necessary. The average recorded investment in impaired loans for the years ended December 31, 2004, 2003, and 2002 was approximately $8,733,000, $8,620,000, and $8,275,000, respectively. Interest income that would have been recorded on impaired loans if such loans had been current for the entire period would have been approximately $372,000, $665,000, and $596,000 for the years ended December 31, 2004, 2003, and 2002, respectively. Interest income recognized on impaired loans for the years ended December 31, 2004, 2003, and 2002 was not significant. Loans ninety days overdue and still accruing interest for the years ended December 31, 2004, 2003, and 2002 were approximately $1,642,000, $2,419,000, and $1,998,000, respectively.

The weighted average interest rate on loans was 6.32% and 6.74% at December 31, 2004 and 2003, respectively.

At December 31, 2004, 2003 and 2002 loans sold and serviced for others were $174,805,000, $189,601,000, and $253,063,000, respectively.

At December 31, 2004 the Company had $1,172,781,000 in variable rate loans and $561,829,000 in fixed rate loans.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, and involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company did not have any outstanding commitments on impaired loans as of December 31, 2004.

The Company had outstanding commitments as follows:

| | | December 31, | |
|---|---|---|---|
| (dollars in thousands) | | **2004** | 2003 |
| Loans and loans in process | $ | **367,388** | 258,350 |
| Unused consumer lines of credit | | **169,286** | 118,691 |
| Letters of credit | | **18,842** | 13,636 |
| | $ | **555,516** | 390,677 |

Substantially all of the loans held for sale at December 31, 2004 and 2003 were committed to be sold.

The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2004 and 2003 was approximately $33,180,000 and $27,313,000. During 2004 and 2003, new loans to such related parties were approximately $22,847,000 and $24,652,000, respectively, and repayments were approximately $16,980,000 and $18,525,000, respectively.

## 5. Premises and Equipment, Net

Premises and equipment, net consist of the following at:

| (dollars in thousands) | | December 31, 2004 | 2003 |
|---|---|---|---|
| Land | $ | **12,053** | 11,487 |
| Office buildings and construction in progress | | **45,079** | 41,279 |
| Furniture, fixtures and equipment | | **25,656** | 24,533 |
| Leasehold improvements | | **2,827** | 2,590 |
| Accumulated depreciation | | **(29,883)** | (26,638) |
| | $ | **55,732** | 53,251 |

## 6. Goodwill and Other Intangible Assets

The following table sets forth information regarding the Company's core deposit intangibles and mortgage servicing rights:

| (Dollars in thousands) | | Core Deposit Intangible | Mortgage Servicing Rights (1) | Total |
|---|---|---|---|---|
| **As of December 31, 2004** | | | | |
| Gross carrying value | $ | 10,270 | | |
| Accumulated Amortization | | (5,331) | | |
| Net carrying value | $ | 4,939 | 1,241 | 6,180 |
| **As of December 31, 2003** | | | | |
| Gross carrying value | $ | 10,122 | | |
| Accumulated Amortization | | (4,257) | | |
| Net carrying value | $ | 5,865 | 1,388 | 7,253 |
| **Weighted-Average amortization period** | | | | |
| (Period in years) | | 10.0 | 9.6 | 9.9 |
| **Aggregate Amortization Expense** | | | | |
| For the year ended December 31, 2004 | $ | 1,074 | 328 | 1,402 |
| For the year ended December 31, 2003 | | 1,243 | 729 | 1,972 |
| **Estimated Amortization Expense** | | | | |
| For the year ended December 31, 2005 | | 917 | 85 | 1,002 |
| For the year ended December 31, 2006 | | 841 | 83 | 924 |
| For the year ended December 31, 2007 | | 820 | 81 | 901 |
| For the year ended December 31, 2008 | | 807 | 78 | 885 |
| For the year ended December 31, 2009 | | 756 | 75 | 831 |

(1) Gross carrying value and accumulated amortization are not readily available

## 6. Goodwill and Other Intangible Assets . . . continued

On June 4, 2004, the Company completed the acquisition of American West Bancorp, Inc.'s branch office in Ione, Washington. A portion of the purchase was allocated to core deposit intangible of $148 thousand and goodwill of $425 thousand. The following is a summary of activity in goodwill.

| (Dollars in thousands) | Goodwill |
|---|---|
| Balance as of December 31, 2003 | 36,951 |
| Acquisition of Ione branch | 425 |
| Balance as of December 31, 2004 | 37,376 |

## 7. Deposits

Deposits consist of the following at:

| | **December 31, 2004** | | | December 31, 2003 | |
|---|---|---|---|---|---|
| (dollars in thousands) | Weighted Average Rate | **Amount** | **Percent** | Amount | Percent |
| Demand accounts | **0.0%** | **$ 460,059** | **26.6%** | $ 369,052 | 23.1% |
| NOW accounts | **0.2%** | **280,455** | **16.2%** | 249,838 | 15.6% |
| Savings accounts | **0.3%** | **166,350** | **9.6%** | 150,367 | 9.4% |
| Money market demand accounts | **0.9%** | **415,817** | **24.0%** | 390,344 | 24.4% |
| Certificate accounts: | | | | | |
| 1.00% and lower | | **52,056** | **3.0%** | 75,908 | 4.8% |
| 1.01% to 2.00% | | **177,172** | **10.2%** | 176,839 | 11.1% |
| 2.01% to 3.00% | | **100,566** | **5.8%** | 85,289 | 5.3% |
| 3.01% to 4.00% | | **33,934** | **2.0%** | 39,536 | 2.5% |
| 4.01% to 5.00% | | **21,216** | **1.2%** | 27,351 | 1.7% |
| 5.01% to 6.00% | | **11,936** | **0.8%** | 19,897 | 1.3% |
| 6.01% to 7.00% | | **9,643** | **0.6%** | 12,691 | 0.8% |
| 7.01% and higher | | **504** | **0.0%** | 513 | 0.0% |
| Total certificate accounts | **2.2%** | **407,027** | **23.6%** | 438,024 | 27.5% |
| Total interest bearing deposits | **1.1%** | **1,269,649** | **73.4%** | 1,228,573 | 76.9% |
| Total deposits | **0.9%** | **$ 1,729,708** | **100.0%** | 1,597,625 | 100.0% |
| Deposits with a balance in excess of $100,000 | | **$ 699,066** | | $ 577,423 | |

## 7. Deposits . . . continued

At December 31, 2004, scheduled maturities of certificate accounts are as follows:

| (dollars in thousands) | Total | Years ending December 31, 2005 | 2006 | 2007 | 2008 | Thereafter |
|---|---|---|---|---|---|---|
| 1.00% and lower.............. $ | **52,056** | 51,913 | 143 | -- | -- | -- |
| 1.01% to 2.00%................ | **177,172** | 158,363 | 16,785 | 1,970 | 54 | -- |
| 2.01% to 3.00%................ | **100,566** | 54,368 | 29,772 | 12,784 | 2,639 | 1,003 |
| 3.01% to 4.00%................ | **33,934** | 8,367 | 3,316 | 10,379 | 4,529 | 7,343 |
| 4.01% to 5.00%................ | **21,216** | 4,599 | 4,398 | 11,613 | -- | 606 |
| 5.01% to 6.00%................ | **11,936** | 2,241 | 2,687 | 7,008 | -- | -- |
| 6.01% to 7.00%................ | **9,643** | 7,286 | 2,267 | 14 | 76 | -- |
| 7.01% and higher............ $ | **504** | 504 | -- | -- | -- | -- |
| | **407,027** | 287,641 | 59,368 | 43,768 | 7,298 | 8,952 |

Interest expense on deposits is summarized as follows:

| (dollars in thousands) | Years ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| NOW accounts ........................................ $ | **474** | 484 | 723 |
| Savings accounts ........................................ | **471** | 500 | 857 |
| Money market demand accounts.............................. | **3,776** | 3,840 | 6,771 |
| Certificate accounts ........................................ | **9,333** | 12,397 | 17,917 |
| $ | **14,054** | 17,221 | 26,268 |

## 8. Advances from Federal Home Loan Bank of Seattle

Advances from the Federal Home Loan Bank of Seattle (FHLB) consist of the following:

| (dollars in thousands) | Maturing in years ending December 31, 2005 | 2006 | 2007 | 2008 | 2009 | 2010-2012 | Totals as of December 31, 2004 | 2003 |
|---|---|---|---|---|---|---|---|---|
| 1.00% to 2.00%........... | -- | 40,000 | -- | -- | -- | -- | 40,000 | 445,870 |
| 2.01% to 3.00%........... | 437,942 | 69,500 | 110,500 | -- | -- | -- | 617,942 | 132,500 |
| 3.01% to 4.00%........... | 41,350 | -- | 13,000 | 3,000 | -- | 40,000 | 97,350 | 116,600 |
| 4.01% to 5.00%.............. | -- | -- | -- | -- | -- | 42,000 | 42,000 | 47,500 |
| 5.01% to 6.00%........... | 145 | 145 | 145 | 18,128 | 1 | -- | 18,564 | 31,217 |
| 6.01% to 7.00%........... | 574 | 274 | 974 | 74 | 47 | 23 | 1,966 | 2,256 |
| 7.01% to 8.00%........... | 211 | 500 | 300 | 100 | -- | -- | 1,111 | 1,251 |
| 8.01% to 9.00%........... | -- | -- | -- | -- | -- | -- | - | 100 |
| $ | 480,222 | 110,419 | 124,919 | 21,302 | 48 | 82,023 | 818,933 | 777,294 |

These advances are collateralized by the FHLB stock held by the Company and a blanket assignment of the Bank's unpledged qualifying real estate loans and investments. The total amount of advances available, subject to collateral availability, as of December 31, 2004 was approximately $320,062,000.

The weighted average interest rate on these advances was 2.72% and 2.80% at December 31, 2004 and 2003, respectively.

## 8. Advances from Federal Home Loan Bank of Seattle . . . continued

The Federal Home Loan Bank of Seattle holds callable options, which may be exercised after a predetermined time as shown below as of December 31, 2004:

| (dollars in thousands) | Amount | Interest Rate | Maturity | Earliest Call |
|---|---|---|---|---|
| Call Terms | | | | |
| Quarterly at FHLB option ..................................... | 13,000 | 2.88% | 2007 | 2005 |
| Quarterly at FHLB option ..................................... | 10,000 | 2.97% | 2007 | 2005 |
| Quarterly at FHLB option ..................................... | 3,000 | 5.37% | 2008 | 2005 |
| Quarterly at FHLB option ..................................... | 15,000 | 5.52% | 2008 | 2005 |
| If three month LIBOR is greater than 8% on quarterly measurement date after initial term................. | 82,000 | 3.49% - 4.83% | 2012 | 2005 |
| | $ 123,000 | | | |

## 9. Securities Sold Under Agreements to Repurchase and Other Borrowed Funds

Securities sold under agreements to repurchase consist of the following at:

| (dollars in thousands) | Repurchase amount | Weighted average rate | Book value of underlying assets | Market value of underlying assets |
|---|---|---|---|---|
| **December 31, 2004** | | | | |
| **Securities sold under agreements *to repurchase within:*** | | | | |
| **1-30 days** ........................................ | **76,158** | **1.87%** | **126,671** | **129,340** |
| | **$ 76,158** | **1.87%** | **$ 126,671** | **129,340** |
| December 31, 2003: | | | | |
| Securities sold under agreements to repurchase within: | | | | |
| 1-30 days ........................................ | 56,968 | 1.06% | 98,120 | 101,280 |
| | $ 56,968 | 1.06% | $ 98,120 | 101,280 |

The securities, consisting of agency issued or guaranteed mortgage backed securities, underlying agreements to repurchase entered into by the Company are for the same securities originally sold, and are held in a custody account by a third party. For the year ended December 31, 2004 and 2003 securities sold under agreements to repurchase averaged approximately $69,480,000 and $61,609,000, respectively, and the maximum outstanding at any month end during the year was approximately $80,265,000 and $74,808,000, respectively.

The Company also has a treasury tax and loan account note option program which provides short term funding with no fixed maturity date up to $19,500,000 at federal funds rates minus 25 basis points. At December 31, 2004 and 2003 the outstanding balance under this program was approximately $4,354,000 and $7,309,000. The borrowings are secured with investment securities with a par value of approximately $26,635,000 and a market value of approximately $28,568,000. For the year ended December 31, 2004, the maximum outstanding at any month end was approximately $13,345,000 and the average balance was approximately $3,954,000.

## 10. Subordinated Debentures

On March 24, 2004, 45,000 shares of trust preferred shares were issued by Glacier Trust II whose common equity is wholly owned by the Company. The Trust Preferred Securities bear a cumulative fixed interest rate of 5.788% for the first five years and then converts to a three month LIBOR plus 2.75% rate for the remaining term until maturity on April 7, 2034. Interest distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures of $45,000,000 at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption.

On January 25, 2001, 1,400,000 shares of trust preferred shares were issued by Glacier Trust I whose common equity is wholly owned by the Company. The Trust Preferred Securities bear a cumulative fixed interest rate of 9.40% and mature on February 1, 2031. Interest distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures of $35,000,000 at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption.

The Company guaranteed the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by Glacier Trust I and Glacier Trust II. The obligations of the Company under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of both trusts under the Trust Preferred Securities.

As a result of the adoption of FIN 46R on December 31, 2003, the Company deconsolidated Glacier Trust I. The $35,000,000 of subordinated debentures issued by the Company to Glacier Trust I are reflected in the consolidated balance sheets as of December 31, 2004 and 2003. The $45,000,000 of subordinated debentures issued by the Company to Glacier Trust II are reflected in the consolidated balance sheet as of December 31, 2004.

The Subordinated Debentures with Glacier Trust I are unsecured, bear interest at a rate of 9.40% per annum and mature on February 1, 2031. The Subordinated Debentures with Glacier Trust II are unsecured, bear interest at a rate of 5.788% per annum for the first five years and then converts to a three month LIBOR plus 2.75% rate for the remaining term until maturity on April 7, 2034. Interest is payable quarterly for all Subordinated Debentures. The Company may defer the payment of interest at any time from time to time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on its common shares will be restricted.

Subject to approval by the Federal Reserve Bank, the Trust Preferred Securities may be redeemed at par prior to maturity at the Company's option on or after February 1, 2006 for Glacier Trust I and April 7, 2009 for Glacier Trust II. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) for either Trust in the event of unfavorable changes in laws or regulations that result in (1) Glacier Trust I or Glacier Trust II becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by Parent Company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for either trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier 1 Capital" under the Federal Reserve capital adequacy guidelines.

## 11. Regulatory Capital

The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank holding company. The following table illustrates the Federal Reserve Board's adequacy guidelines and the Company's compliance with those guidelines as of December 31, 2004:

| | Actual | | Minimum capital requirement | | Well capitalized requirement | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Tier 1 (core) capital to risk weighted assets | | | | | | |
| Consolidated | 300,475 | 15.06% | 79,800 | 4.00% | 119,700 | 6.00% |
| Glacier | 57,244 | 13.22% | 17,318 | 4.00% | 25,977 | 6.00% |
| First Security | 49,798 | 12.47% | 15,978 | 4.00% | 23,967 | 6.00% |
| Western | 43,151 | 15.38% | 11,224 | 4.00% | 16,835 | 6.00% |
| Mountain West | 42,992 | 10.20% | 16,861 | 4.00% | 25,292 | 6.00% |
| Big Sky | 18,547 | 9.22% | 8,043 | 4.00% | 12,065 | 6.00% |
| Valley | 17,674 | 12.38% | 5,711 | 4.00% | 8,567 | 6.00% |
| Whitefish | 12,945 | 11.67% | 4,439 | 4.00% | 6,658 | 6.00% |
| Tier 2 (total) capital to risk weighted assets | | | | | | |
| Consolidated | 325,432 | 16.31% | 159,601 | 8.00% | 199,501 | 10.00% |
| Glacier | 62,128 | 14.35% | 34,636 | 8.00% | 43,295 | 10.00% |
| First Security | 54,800 | 13.72% | 31,956 | 8.00% | 39,945 | 10.00% |
| Western | 46,675 | 16.63% | 22,447 | 8.00% | 28,059 | 10.00% |
| Mountain West | 48,005 | 11.39% | 33,722 | 8.00% | 42,153 | 10.00% |
| Big Sky | 21,064 | 10.48% | 16,087 | 8.00% | 20,108 | 10.00% |
| Valley | 19,453 | 13.62% | 11,423 | 8.00% | 14,279 | 10.00% |
| Whitefish | 14,325 | 12.91% | 8,877 | 8.00% | 11,097 | 10.00% |
| Leverage capital to total average assets | | | | | | |
| Consolidated | 300,475 | 10.16% | 118,271 | 4.00% | 147,839 | 5.00% |
| Glacier | 57,244 | 8.90% | 25,723 | 4.00% | 32,154 | 5.00% |
| First Security | 49,798 | 8.27% | 24,093 | 4.00% | 30,117 | 5.00% |
| Western | 43,151 | 9.67% | 17,854 | 4.00% | 22,317 | 5.00% |
| Mountain West | 42,992 | 7.16% | 24,027 | 4.00% | 30,033 | 5.00% |
| Big Sky | 18,547 | 7.88% | 9,413 | 4.00% | 11,767 | 5.00% |
| Valley | 17,674 | 7.58% | 9,325 | 4.00% | 11,656 | 5.00% |
| Whitefish | 12,945 | 7.75% | 6,684 | 4.00% | 8,355 | 5.00% |

## 11. Regulatory Capital... continued

The following table illustrates the Federal Reserve Board's adequacy guidelines and the Company's compliance with those guidelines as of December 31, 2003:

| | Actual | | Minimum capital requirement | | Well capitalized requirement | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Tier 1 (core) capital to risk weighted assets | | | | | | |
| Consolidated | 223,423 | 12.98% | 68,864 | 4.00% | 103,296 | 6.00% |
| Glacier | 51,010 | 13.75% | 14,838 | 4.00% | 22,256 | 6.00% |
| First Security | 42,897 | 12.04% | 14,252 | 4.00% | 21,378 | 6.00% |
| Western | 40,796 | 15.04% | 10,850 | 4.00% | 16,275 | 6.00% |
| Mountain West | 37,695 | 10.48% | 14,382 | 4.00% | 21,573 | 6.00% |
| Big Sky | 15,695 | 10.36% | 6,062 | 4.00% | 9,094 | 6.00% |
| Valley | 15,866 | 13.25% | 4,789 | 4.00% | 7,184 | 6.00% |
| Whitefish | 11,119 | 12.32% | 3,609 | 4.00% | 5,414 | 6.00% |
| Tier 2 (total) capital to risk weighted assets | | | | | | |
| Consolidated | 245,006 | 14.23% | 137,729 | 8.00% | 172,161 | 10.00% |
| Glacier | 55,281 | 14.90% | 29,675 | 8.00% | 37,094 | 10.00% |
| First Security | 47,363 | 13.29% | 28,504 | 8.00% | 35,630 | 10.00% |
| Western | 44,225 | 16.30% | 21,700 | 8.00% | 27,125 | 10.00% |
| Mountain West | 41,995 | 11.68% | 28,764 | 8.00% | 35,955 | 10.00% |
| Big Sky | 17,595 | 11.61% | 12,125 | 8.00% | 15,156 | 10.00% |
| Valley | 17,350 | 14.49% | 9,578 | 8.00% | 11,973 | 10.00% |
| Whitefish | 12,248 | 13.57% | 7,218 | 8.00% | 9,023 | 10.00% |
| Leverage capital to total average assets | | | | | | |
| Consolidated | 223,423 | 8.45% | 105,707 | 4.00% | 132,134 | 5.00% |
| Glacier | 51,010 | 8.97% | 22,734 | 4.00% | 28,418 | 5.00% |
| First Security | 42,897 | 7.80% | 22,007 | 4.00% | 27,509 | 5.00% |
| Western | 40,796 | 9.23% | 17,676 | 4.00% | 22,095 | 5.00% |
| Mountain West | 37,695 | 7.34% | 20,531 | 4.00% | 25,664 | 5.00% |
| Big Sky | 15,695 | 7.82% | 8,032 | 4.00% | 10,040 | 5.00% |
| Valley | 15,866 | 7.35% | 8,637 | 4.00% | 10,796 | 5.00% |
| Whitefish | 11,119 | 7.60% | 5,855 | 4.00% | 7,319 | 5.00% |

The Federal Deposit Insurance Corporation Improvement Act generally restricts a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding Company if the institution would thereafter be capitalized at less than 8% of total risk-based capital, 4% of Tier I capital, or a 4% leverage ratio. At December 31, 2004 and 2003, the subsidiary banks' capital measures exceed the highest supervisory threshold, which requires total Tier II capital of at least 10%, Tier I capital of at least 6%, and a leverage ratio of at least 5%. Each of the subsidiaries was considered well capitalized by the respective regulator as of December 31, 2004 and 2003.

## 12. Federal and State Income Taxes

The following is a summary of consolidated income tax expense for:

| (dollars in thousands) | | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| Current: | | | | |
| Federal | $ | **16,361** | 13,741 | 11,925 |
| State | | **4,369** | 3,690 | 3,033 |
| Total current tax expense | | **20,730** | 17,431 | 14,958 |
| Deferred: | | | | |
| Federal | | **238** | 554 | 1,139 |
| State | | **46** | 168 | 327 |
| Total deferred tax expense | | **284** | 722 | 1,466 |
| Total income tax expense | $ | **21,014** | 18,153 | 16,424 |

Federal and state income tax expense differs from that computed at the federal statutory corporate tax rate as follows for:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Federal statutory rate | **35.0%** | 35.0% | 35.0% |
| State taxes, net of federal income tax benefit | **4.4%** | 4.4% | 4.4% |
| Tax-exempt interest income | **-7.2%** | -6.8% | -5.4% |
| Other, net | **-0.2%** | -0.3% | -0.4% |
| | **32.0%** | 32.3% | 33.6% |

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows:

| | | December 31, | |
|---|---|---|---|
| (dollars in thousands) | | 2004 | 2003 |
| Deferred tax assets: | | | |
| Allowance for losses on loans | $ | **10,879** | 9,484 |
| Deferred compensation | | **1,795** | 1,390 |
| Other | | **650** | 730 |
| Total gross deferred tax assets | | **13,324** | 11,604 |
| Deferred tax liabilities: | | | |
| Federal Home Loan Bank stock dividends | | **(10,270)** | (9,223) |
| Fixed assets, due to differences in depreciation | | **(2,676)** | (2,585) |
| Deferred loan costs | | **(1,602)** | (72) |
| Available-for-sale securities fair value adjustment | | **(3,858)** | (4,300) |
| Other | | **(3,310)** | (2,793) |
| Total gross deferred tax liabilities | | **(21,716)** | (18,973) |
| Net deferred tax liability | $ | **(8,392)** | (7,369) |

There is no valuation allowance at December 31, 2004 and 2003 because management believes that it is more likely than not that the Company's deferred tax assets will be realized by offsetting future taxable income from reversing taxable temporary differences and anticipated future taxable income.

## 12. Federal and State Income Taxes . . . continued

Retained earnings at December 31, 2004 includes approximately $3,600,000 for which no provision for Federal income tax has been made. This amount represents the base year bad debt reserve, which is essentially an allocation of earnings to pre-1988 bad debt deductions for income tax purposes only. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this reserve will be reduced and thereby result in taxable income in the foreseeable future. The Company is not currently contemplating any changes in its business or operations which would result in a recapture of this federal bad debt reserve into taxable income.

## 13. Employee Benefit Plans

The Company has a profit sharing plan that has a 3% "safe harbor" provision which is a non-elective contribution by the Company. In addition, elective contributions, depending on the Company's profitability, are made to the plan. Participants are at all times fully vested in all contributions. The total plan expense for the years ended December 31, 2004, 2003, and 2002 was approximately $3,181,000, $3,072,000 and $2,691,000 respectively.

The Company also has an employees' savings plan. The plan allows eligible employees to contribute up to 60%, 25% prior to October 1, 2004, of their monthly salaries. The Company matches an amount equal to 50% of the employee's contribution, up to 6% of the employee's total pay. Participants are at all times fully vested in all contributions. The Company's contribution to the savings plan for the years ended December 31, 2004, 2003 and 2002 was approximately $750,000, $693,000, and $577,000, respectively.

The Company has a Supplemental Executive Retirement Plan (SERP) which provides retirement benefits at the savings and retirement plan levels, for amounts that are limited by IRS regulations under those plans. The Company's contribution to the SERP for the years ended December 31, 2004, 2003 and 2002 was approximately $63,000, $53,000, and $28,000, respectively.

The Company has a non-funded deferred compensation plan for directors and senior officers. The plan provides for the deferral of cash payments of up to 25% of a participants' salary, and for 100% of bonuses and directors fees, at the election of the participant. The total amount deferred was approximately $402,000, $236,000, and $67,000, for the years ending December 31, 2004, 2003, and 2002, respectively. The participant receives an earnings credit at a one year certificate of deposit rate, or at the total return rate on Company stock, on the amount deferred, as elected by the participant at the time of the deferral election. The total earnings for the years ended 2004, 2003, and 2002 were approximately $437,000, $364,000, and $72,000, respectively. In connection with an acquisition in 2001, the Company assumed the obligations of a deferred compensation plan for certain key employees. The plan provides predetermined periodic payments over 10 to 15 years upon retirement or death. As of December 31, 2004, the liability related to the obligation was approximately $1,780,000 and was included in other liabilities of the Consolidated Statements of Financial Condition. The amount expensed related to the obligation during 2004 was insignificant.

The Company has entered into employment contracts with ten senior officers that provide benefits under certain conditions following a change in control of the Company.

## 14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | 2003 | 2002 |
| Net earnings available to common stockholders, basic and diluted $ | **44,616,000** | 38,008,000 | 32,402,000 |
| Average outstanding shares - basic | **24,452,573** | 24,088,290 | 23,583,669 |
| Add: Dilutive stock options | **462,682** | 437,283 | 402,498 |
| Average outstanding shares - diluted | **24,915,255** | 24,525,573 | 23,986,167 |
| Basic earnings per share $ | **1.82** | 1.58 | 1.37 |
| Diluted earnings per share $ | **1.79** | 1.55 | 1.35 |

There were approximately 1,400 options excluded from the diluted share calculation for December 31, 2004, due the option exercise price exceeding the market price. There were no options excluded from the diluted share calculation for December 31, 2003 and 2002 because the market price exceeded the option exercise price as of the end of the year.

## 15. Stock Option Plans

In the year ended June 30, 1990, Incentive Stock Option Plans were approved which provided for the grant of options limited to 29,445 shares to outside Directors and 166,860 shares to certain full time employees of the Company. In the year ended December 31, 1994 a Stock Option Plan was approved which provided for the grant of options to outside Directors of the Company, limited to 50,000 shares. In the year ended December 31, 1995 a Stock Option Plan was approved which provided for the grant of options limited to 279,768 shares to certain full-time employees of the Company. In April 1999 the Directors 1994 Stock Option Plan, and the Employees 1995 Stock Option Plan, were amended to provide 100,000 and 600,000 additional shares for the Directors and Employees Plans, respectively. In April, 2002, the Directors 1994 Stock Option Plan and the Employees 1995 Stock Option Plan were amended to provide 500,000 and 1,000,000 additional shares to the director's and employee's plans, respectively. The option price at which the Company's common stock may be purchased upon exercise of options granted under the plans must be at least equal to the per share market value of such stock at the date the option is granted.

The fiscal 1990 and 1995 plans also contain provisions authorizing the grant of limited stock rights, which permit the optionee, upon a change in control of the Company, to surrender his or her options for cancellation and receive cash or common stock equal to the difference between the exercise price and the fair market value of the shares on the date of the grant. All option shares are adjusted for stock splits and stock dividends. The term of the options may not exceed five years from the date the options are granted. The employee options vest over a period of two years and the director options vest over a period of six months.

## 15. Stock Option Plans . . . continued

At December 31, 2004, total shares available for option grants to employees and directors are 1,792,215. Changes in shares granted for stock options for the years ended December 31, 2004, 2003, and 2002, are summarized as follows:

| | Options outstanding | | Options exercisable | |
|---|---|---|---|---|
| | Shares | Weighted average exercise price | Shares | Weighted average exercise price |
| Balance, December 31, 2001 | 1,575,294 | $ 9.92 | 1,136,069 | $ 9.66 |
| Canceled | (27,718) | 13.73 | (4,835) | 12.09 |
| Granted | 273,621 | 15.92 | | |
| Became exercisable | | | 170,340 | 10.37 |
| Exercised | (565,670) | 8.84 | (565,670) | 8.84 |
| Balance, December 31, 2002 | 1,255,527 | 11.64 | 735,904 | 10.44 |
| Canceled | (40,940) | 14.19 | (7,199) | 9.23 |
| Granted | 446,933 | 17.70 | | |
| Became exercisable | | | 348,496 | 13.10 |
| Exercised | (435,338) | 10.73 | (435,338) | 10.73 |
| Balance, December 31, 2003 | 1,226,182 | 14.10 | 641,863 | 11.47 |
| Canceled | (50,613) | 18.26 | (15,167) | 10.69 |
| Granted | 450,258 | 24.90 | | |
| Became exercisable | | | 353,039 | 17.95 |
| Exercised | (417,322) | 13.03 | (417,322) | 13.03 |
| Balance, December 31, 2004 | 1,208,505 | 18.31 | 562,413 | 14.51 |

The range of exercise prices on options outstanding at December 31, 2004 is as follows:

| Price range | Shares | average exercise price | average life of options | Shares | average exercise price |
|---|---|---|---|---|---|
| $6.49 - $8.73 | 98,450 | $7.84 | 2.9 years | 98,450 | $7.84 |
| $9.41 - $11.42 | 117,287 | 10.11 | 1.0 years | 117,287 | 10.11 |
| $12.73 - $14.25 | 52,563 | 12.82 | 2.4 years | 52,563 | 12.82 |
| $15.06 - $16.50 | 145,329 | 15.87 | 2.1 years | 145,329 | 15.87 |
| $17.59 - $20.70 | 385,177 | 17.84 | 3.1 years | 74,253 | 18.26 |
| $21.58 - $25.11 | 398,699 | 25.03 | 4.1 years | 74,531 | 25.07 |
| $25.95 - $35.44 | 11,000 | 31.49 | 7.8 years | -- | -- |
| | 1,208,505 | 18.31 | 3.2 years | 562,413 | 14.51 |

The options exercised during the year ended December 31, 2004 were at prices from $4.11 to $25.11.

## 16. Parent Company Information (Condensed)

The following condensed financial information is the unconsolidated (parent company only) information for Glacier Bancorp, Inc.:

| Statements of Financial Condition (dollars in thousands) | | December 31, 2004 | 2003 |
|---|---|---|---|
| Assets: | | | |
| Cash | $ | **3,500** | 3,011 |
| Interest bearing cash deposits | | **40,088** | 7,152 |
| Cash and cash equivalents | | **43,588** | 10,163 |
| Investment securities, available-for-sale | | **19,337** | 1,360 |
| Other assets | | **3,427** | 4,057 |
| Investment in subsidiaries | | **290,765** | 264,494 |
| | $ | **357,117** | 280,074 |
| Liabilities and Stockholders' Equity: | | | |
| Dividends payable | $ | **4,176** | 3,878 |
| Subordinated debentures | | **80,000** | 35,000 |
| Other liabilities | | **2,757** | 3,357 |
| Total liabilities | | **86,933** | 42,235 |
| Common stock | | **245** | 242 |
| Paid-in capital | | **227,614** | 222,588 |
| Retained earnings | | **36,391** | 8,393 |
| Accumulated other comprehensive income | | **5,934** | 6,616 |
| Total stockholders' equity | | **270,184** | 237,839 |
| | $ | **357,117** | 280,074 |

| Statements of Operations (dollars in thousands) | | Years ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|---|
| Revenues | | | | |
| Dividends from subsidiaries | $ | **21,300** | 17,400 | 13,232 |
| Other income | | **1,088** | 288 | 178 |
| Intercompany charges for services | | **7,406** | 6,652 | 5,381 |
| Total revenues | | **29,794** | 24,340 | 18,791 |
| Expenses | | | | |
| Employee compensation and benefits | | **4,517** | 4,223 | 3,755 |
| Other operating expenses | | **9,803** | 7,573 | 6,778 |
| Total expenses | | **14,320** | 11,796 | 10,533 |
| Earnings before income tax benefit and equity in undistributed earnings of subsidiaries | | **15,474** | 12,544 | 8,258 |
| Income tax benefit | | **(2,316)** | (1,937) | (1,984) |
| Income before equity in undistributed earnings of subsidiaries | | **17,790** | 14,481 | 10,242 |
| Subsidiary earnings in excess of dividends distributed | | **26,826** | 23,527 | 22,160 |
| Net earnings | $ | **44,616** | 38,008 | 32,402 |

## 16. Parent Company Information (Condensed)...continued

| Statements of Cash Flows (dollars in thousands) | Years ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| Operating Activities | | | |
| Net earnings $ | **44,616** | 38,008 | 32,402 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Loss on sale of investments available-for-sale | **274** | -- | 43 |
| Subsidiary earnings in excess of dividends distributed | **(26,826)** | (23,527) | (22,160) |
| Net increase in other assets and other liabilities | **2,359** | 4,973 | 1,761 |
| Net cash provided by operating activities | **20,423** | 19,454 | 12,046 |
| Investing activities | | | |
| Purchases of investment securities available-for-sale | **(35,802)** | -- | (1,261) |
| Proceeds from sales, maturities and prepayments of securities available-for-sale | **17,227** | 54 | 234 |
| Equity contribution to subsidiary | -- | (10,377) | (1,000) |
| Net addition of premises and equipment | **(430)** | (863) | (700) |
| Net cash used by investing activities | **(19,005)** | (11,186) | (2,727) |
| Financing activities | | | |
| Proceeds from issuance of subordinated debentures | **45,000** | -- | -- |
| Cash dividends paid | **(16,618)** | (14,572) | (11,532) |
| Proceeds from exercise of stock options and other stock issued | **5,439** | 5,665 | 6,041 |
| Repurchase and retirement of stock | **(1,805)** | -- | -- |
| Cash paid for stock dividends | **(9)** | (15) | -- |
| Net cash provided (used) by financing activities | **32,007** | (8,922) | (5,491) |
| Net increase (decrease) in cash and cash equivalents | **33,425** | (654) | 3,828 |
| Cash and cash equivalents at beginning of year | **10,163** | 10,817 | 6,989 |
| Cash and cash equivalents at end of year $ | **43,588** | 10,163 | 10,817 |

## 17. Unaudited Quarterly Financial Data

Summarized unaudited quarterly financial data is as follows (in thousands except per share amounts):

| | Quarters Ended, 2004 March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| Interest income $ | 35,465 | 35,441 | 37,640 | 38,739 |
| Interest expense | 9,076 | 9,662 | 10,255 | 10,899 |
| Net interest income | 26,389 | 25,779 | 27,385 | 27,840 |
| Provision for loan losses | 830 | 965 | 1,200 | 1,200 |
| Income before income taxes | 15,544 | 15,654 | 17,333 | 17,099 |
| Net earnings | 10,610 | 10,763 | 11,680 | 11,563 |
| Basic earnings per share | 0.43 | 0.44 | 0.48 | 0.47 |
| Diluted earnings per share | 0.43 | 0.43 | 0.47 | 0.46 |
| Dividends per share | 0.17 | 0.17 | 0.17 | 0.17 |
| Market range high-low | $27.04-$23.60 | $28.25-$24.49 | $30.35-$25.75 | $35.89-$28.90 |

## 17. Unaudited Quarterly Financial Data...continued

| | Quarters Ended, 2003 | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| Interest income $ | 32,062 | 31,613 | 33,103 | 34,052 |
| Interest expense | 10,230 | 9,644 | 9,439 | 9,165 |
| Net interest income | 21,832 | 21,969 | 23,664 | 24,887 |
| Provision for loan losses | 841 | 1,051 | 1,221 | 696 |
| Income before income taxes | 13,121 | 14,906 | 14,309 | 13,825 |
| Net earnings | 8,848 | 9,932 | 9,697 | 9,531 |
| Basic earnings per share | 0.37 | 0.42 | 0.40 | 0.39 |
| Diluted earnings per share | 0.37 | 0.41 | 0.39 | 0.38 |
| Dividends per share | 0.13 | 0.15 | 0.16 | 0.16 |
| Market range high-low | $21.59-$17.00 | $20.96-$18.36 | $23.72-$19.56 | $26.40-$21.54 |

## 18. Fair Value of Financial Instruments

Financial instruments have been defined to generally mean cash or a contract that implies an obligation to deliver cash or another financial instrument to another entity. For purposes of the Company's Consolidated Statement of Financial Condition, this includes the following items:

| | **2004** | | 2003 | |
|---|---|---|---|---|
| (dollars in thousands) | **Amount** | **Fair Value** | Amount | Fair Value |
| Financial Assets: | | | | |
| Cash on hand and in banks $ | **79,300** | **79,300** | 77,093 | 77,093 |
| Interest bearing cash deposits | **13,007** | **13,007** | 9,047 | 9,047 |
| Investment securities | **321,234** | **321,234** | 321,266 | 321,266 |
| Mortgage-backed securities | **714,589** | **714,589** | 729,045 | 729,045 |
| FHLB and FRB stock | **49,803** | **49,803** | 46,643 | 46,643 |
| Loans receivable, net | **1,701,805** | **1,704,351** | 1,430,365 | 1,450,052 |
| Financial Liabilities: | | | | |
| Deposits $ | **1,729,708** | **1,731,843** | 1,597,625 | 1,602,619 |
| Advances from the FHLB of Seattle | **818,933** | **811,837** | 777,294 | 780,647 |
| Repurchase agreements and other borrowed funds | **76,158** | **76,158** | 64,986 | 64,986 |
| Subordinated debentures | **80,000** | **81,502** | 35,000 | 37,660 |

Financial assets and financial liabilities other than securities are not traded in active markets. The above estimates of fair value require subjective judgments and are approximate. Changes in the following methodologies and assumptions could significantly affect the estimates. These estimates may also vary significantly from the amounts that could be realized in actual transactions.

Financial Assets – The estimated fair value is the book value of cash and interest bearing cash deposits. For investment and mortgage-backed securities, the fair value is based on quoted market prices. The fair value of Federal Home Loan Bank of Seattle and Federal Reserve Bank stock is the book value, due to the stocks being restricted because they may only be sold to another member institution or the FHLB or FRB at their par values. The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made.

Financial Liabilities – The estimated fair value of demand and savings deposits is the book value since rates are periodically adjusted to market rates. Certificate accounts fair value is estimated by discounting the future cash flows using current rates for similar deposits. Advances from the Federal Home Loan Bank of Seattle fair value is estimated by discounting future cash flows using current rates for advances with similar weighted average maturities. Repurchase agreements and other borrowed funds have variable interest rates, or are short term, so book value approximates fair value. The subordinated debentures' fair value is based on quoted market prices or comparison pricing to a similar product issued at year-end.

## 18. Fair Value of Financial Instruments...continued

Off-balance sheet financial instruments – Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. Rates for these commitments are set at time of loan closing, so no adjustment is necessary to reflect these commitments at market value. See Note 4 to consolidated financial statements.

## 19. Contingencies and Commitments

The company leases certain land, premises and equipment from third parties under operating and capital leases. Total rent expense for the years ended December 31, 2004, 2003, and 2002 was approximately $1,151,000 $1,025,000, and $926,000, respectively. The total future minimum rental commitments required under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2004 are as follows (Dollars in thousands):

| Years ended December 31, | Capital Leases | Operating Leases | Total |
|---|---|---|---|
| 2005 | $ 81 | 1,171 | 1,252 |
| 2006 | 83 | 1,050 | 1,133 |
| 2007 | 84 | 861 | 945 |
| 2008 | 87 | 770 | 857 |
| 2009 | 89 | 685 | 774 |
| Thereafter | 1,258 | 2,950 | 4,208 |
| Total minimum lease payments | $ 1,682 | 7,487 | 9,169 |
| Less: Amounts representing interest | 978 | | |
| Present Value of minimum lease payments | 704 | | |
| Less: Current portion of obligations under capital leases | 3 | | |
| Long-term portion of obligations under capital leases | 701 | | |

The Company is a defendant in legal proceedings arising in the normal course of business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

## 20. Acquisitions

On June 4, 2004, the Company completed the acquisition of the AmericanWest Bancorp.'s branch office in Ione, Washington. The branch had approximately $15 million in deposits, and became a branch of Mountain West Bank, the Company's Idaho banking subsidiary. In consideration for the assumption of liabilities, the Company received $14.5 million in cash. A portion of the purchase price was allocated to core deposit intangible of $148 thousand and goodwill of $425 thousand.

On July 15, 2003, the Company completed the acquisition of Pend Oreille Bancorp, and its subsidiary Pend Oreille Bank which operates from two locations in Sandpoint, Idaho and one location in Newport, Washington. The locations became additional branches of Mountain West Bank. The bank has approximately $66 million in total assets with deposits of $59 million and gross loans of $50 million. The Company paid $10.4 million and recorded $286 thousand in core deposit intangible and $3.8 million in goodwill.

The two acquisitions were accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of the acquired branches were recorded by the Company at their respective fair values at the date of the acquisition and the results of operations have been included with those of the Company since the date of acquisition. The excess of the Company's purchase price over the net fair value of the assets acquired and liabilities assumed, including identifiable intangible assets, was recorded as goodwill.

## 21. Operating Segment Information

FASB Statement 131, *Financial Reporting for Segments of a Business Enterprise*, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. According to the statement, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance internally based on individual bank charter, and thus the operating segments are so defined. All segments, except for the segment defined as "other," are based on commercial banking operations. The operating segment defined as "other" includes the Parent company, non-bank operating units, and eliminations of transactions between segments.

The accounting policies of the individual operating segments are the same as those of the Company described in note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Expenses for centrally provided services are allocated based on the estimated usage of those services.

The following is a summary of selected operating segment information for the years ended and as of December 31, 2004, 2003, and 2002.

(Dollars in thousands)

| 2004 | | Glacier | First Security | Western | Mountain West | Big Sky | Valley | Whitefish | Other | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| Net interest income | $ | 24,541 | 24,372 | 15,663 | 22,552 | 9,361 | 8,959 | 6,393 | (4,448) | 107,393 |
| Provision for loan losses | | (1,075) | (600) | - | (1,320) | (510) | (440) | (250) | - | (4,195) |
| Net interest income after provision for loan losses | | 23,466 | 23,772 | 15,663 | 21,232 | 8,851 | 8,519 | 6,143 | (4,448) | 103,198 |
| Noninterest income | | 8,652 | 3,684 | 3,583 | 12,315 | 2,249 | 2,940 | 1,419 | (277) | 34,565 |
| Core deposit amortization | | (276) | (216) | (279) | (210) | (33) | (60) | - | - | (1,074) |
| Other noninterest expense | | (14,980) | (10,184) | (9,016) | (21,290) | (5,190) | (6,020) | (3,280) | (1,099) | (71,059) |
| Income before income taxes | | 16,862 | 17,056 | 9,951 | 12,047 | 5,877 | 5,379 | 4,282 | (5,824) | 65,630 |
| Income tax (expense) benefit | | (5,704) | (5,572) | (3,039) | (3,769) | (2,157) | (1,632) | (1,457) | 2,316 | (21,014) |
| Net income | $ | 11,158 | 11,484 | 6,912 | 8,278 | 3,720 | 3,747 | 2,825 | (3,508) | 44,616 |
| Assets | $ | 646,523 | 626,341 | 446,502 | 629,205 | 241,056 | 241,518 | 169,411 | 10,181 | 3,010,737 |
| Net loans | | 398,187 | 326,826 | 210,181 | 382,819 | 161,761 | 119,626 | 102,746 | (341) | 1,701,805 |
| Goodwill | | 4,084 | 4,657 | 3,848 | 21,005 | 1,752 | 1,770 | 260 | - | 37,376 |
| Deposits | | 393,655 | 359,918 | 207,711 | 431,662 | 132,853 | 146,660 | 98,605 | (41,356) | 1,729,708 |
| Stockholders' equity | | 64,207 | 56,004 | 49,095 | 67,002 | 20,567 | 20,052 | 13,839 | (20,582) | 270,184 |

(Dollars in thousands)

| 2003 | | Glacier | First Security | Western | Mountain West | Big Sky | Valley | Whitefish | Other | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| Net interest income | $ | 22,565 | 22,246 | 13,670 | 17,061 | 7,264 | 7,845 | 5,194 | (3,493) | 92,352 |
| Provision for loan losses | | (375) | (1,250) | - | (1,124) | (250) | (630) | (180) | - | (3,809) |
| Net interest income after provision for loan losses | | 22,190 | 20,996 | 13,670 | 15,937 | 7,014 | 7,215 | 5,014 | (3,493) | 88,543 |
| Noninterest income | | 8,184 | 4,392 | 4,043 | 10,206 | 1,729 | 3,730 | 1,273 | 5 | 33,562 |
| Core deposit amortization | | (304) | (270) | (348) | (205) | (41) | (75) | - | - | (1,243) |
| Other noninterest expense | | (14,283) | (9,766) | (8,661) | (17,958) | (4,141) | (5,471) | (3,071) | (1,350) | (64,701) |
| Income before income taxes | | 15,787 | 15,352 | 8,704 | 7,980 | 4,561 | 5,399 | 3,216 | (4,838) | 56,161 |
| Income tax (expense) benefit | | (5,437) | (5,288) | (2,604) | (2,216) | (1,730) | (1,754) | (1,054) | 1,930 | (18,153) |
| Net income | $ | 10,350 | 10,064 | 6,100 | 5,764 | 2,831 | 3,645 | 2,162 | (2,908) | 38,008 |
| Assets | $ | 595,778 | 578,803 | 446,405 | 547,035 | 209,342 | 219,105 | 149,531 | (6,366) | 2,739,633 |
| Net loans | | 330,012 | 295,195 | 196,732 | 313,021 | 125,664 | 97,292 | 72,800 | (351) | 1,430,365 |
| Goodwill | | 4,084 | 4,657 | 3,848 | 20,580 | 1,752 | 1,770 | 260 | - | 36,951 |
| Deposits | | 358,600 | 340,650 | 219,950 | 372,936 | 115,496 | 134,405 | 68,124 | (12,536) | 1,597,625 |
| Stockholders' equity | | 58,703 | 49,334 | 47,242 | 61,031 | 17,882 | 18,176 | 12,126 | (26,655) | 237,839 |

## 21. Operating Segment Information . . . continued

(Dollars in thousands)

| 2002 | | Glacier | First Security | Western | Mountain West | Big Sky | Valley | Whitefish | Other | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| Net interest income | $ | 22,787 | 20,596 | 13,699 | 13,629 | 6,860 | 7,522 | 4,901 | (3,527) | 86,467 |
| Provision for loan losses | | (1,080) | (1,800) | (325) | (695) | (330) | (1,335) | (180) | - | (5,745) |
| Net interest income after provision for loan losses | | 21,707 | 18,796 | 13,374 | 12,934 | 6,530 | 6,187 | 4,721 | (3,527) | 80,722 |
| Noninterest income | | 7,554 | 3,880 | 2,782 | 6,392 | 1,591 | 2,641 | 1,096 | (19) | 25,917 |
| Core deposit amortization | | (332) | (325) | (419) | (224) | (49) | (90) | - | - | (1,439) |
| Other noninterest expense | | (12,913) | (9,192) | (7,832) | (13,439) | (3,618) | (5,371) | (2,634) | (1,375) | (56,374) |
| Income before income taxes | | 16,016 | 13,159 | 7,905 | 5,663 | 4,454 | 3,367 | 3,183 | (4,921) | 48,826 |
| Income tax (expense) benefit | | (5,763) | (4,761) | (2,432) | (1,633) | (1,705) | (1,053) | (1,040) | 1,963 | (16,424) |
| Net income | $ | 10,253 | 8,398 | 5,473 | 4,030 | 2,749 | 2,314 | 2,143 | (2,958) | 32,402 |
| Assets | $ | 490,999 | 487,699 | 405,282 | 396,777 | 179,543 | 190,536 | 129,255 | 1,253 | 2,281,344 |
| Net loans | | 319,906 | 300,481 | 188,793 | 214,453 | 111,378 | 97,937 | 68,066 | (361) | 1,300,653 |
| Goodwill | | 4,084 | 4,657 | 3,848 | 16,818 | 1,752 | 1,770 | 260 | - | 33,189 |
| Deposits | | 327,018 | 352,805 | 226,482 | 275,809 | 95,897 | 126,418 | 67,810 | (12,316) | 1,459,923 |
| Stockholders' equity | | 53,492 | 44,678 | 46,647 | 44,429 | 16,439 | 17,038 | 11,078 | (21,552) | 212,249 |

## 22. Subsequent Events

On November 22, 2004, the Company entered into a merger agreement to acquire First National Banks - West Co. in an all cash transaction of $40.7 million. The merger was completed on February 28, 2005 and is being accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of the acquired bank are recorded by the Company at their respective fair values at the date of the acquisition. The results of operations after February 28, 2005 will be included with those of the Company. The excess of the Company's purchase price over the net fair value of the assets acquired and liabilities assumed, including identifiable intangible assets, is recorded as goodwill.

In addition to the completed acquisition, the Company has entered into a merger agreement to acquire Citizens Bank Holding Company in Pocatello, Idaho, which is expected to be completed by the end of the first quarter of 2005. The Company has also entered into an agreement to acquire Zions First National Bank's office in Bonners Ferry, Idaho, which is expected to be completed by the end of May 2005.

## Item 9. Changes in and disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting and financial disclosure.

## Item 9a. Disclosure of Controls and Procedures

Evaluation of Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and timely reported as provided in the SEC's rules and forms. As a result of this evaluation, there were no significant changes in our internal control over financial reporting during the three months ended December 31, 2004 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting Management is responsible for establishing and maintaining effective internal control over financial reporting as it relates to its financial statements presented in conformity with U.S. generally accepted accounting principles. Glacier's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self monitoring mechanisms and actions taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control structure over financial reporting as of December 31, 2004. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management asserts that Glacier Bancorp, Inc. and subsidiaries maintained effective internal control over financial reporting as it relates to its financial statements presented in conformity with U.S. generally accepted accounting principles generally accepted in the Unites States.

The registered public accounting firm that audited the financial statements, KPMG LLP, included in the annual report has issued an attestation report on management's assessment of the company's internal control over financial reporting, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2004.

## Item 9b. Other Information

None

# PART III

## Item 10. Directors and Executive Officers of the Registrant

Information regarding "Directors and Executive Officers of the Registrant" is set forth under the headings "Business of the Meeting - Election of Directors – Information with Respect to Nominees and Other Directors - Background of Directors" and "Security Ownership of Certain Beneficial Owners and Management – Executive Officers who are not Directors" of the Company's 2005 Annual Meeting Proxy Statement ("Proxy Statement") and is incorporated herein by reference.

Information regarding "Compliance with Section 16(a) of the Exchange Act" is set forth under the section "Compliance with Section 16 (a) Filing Requirements" of the Company's Proxy Statement and is incorporated herein by reference.

Information regarding the Company's audit committee financial expert is set forth under the heading "Meetings and Committees of Board of Directors–Committee Membership" in our Proxy Statement and is incorporated by reference.

On February 25, 2004, consistent with the requirements of Sarbanes-Oxley, the Company adopted a Code of Ethics applicable to senior financial officers including the principal executive officer. The Code of Ethics was filed as Exhibit 99 to our 2003 Annual Report and can be accessed electronically by visiting the Company's website at www.glacierbancorp.com.

## Item 11. Executive Compensation

Information regarding "Executive Compensation" is set forth under the headings "Meetings and Committees of the Board of Directors - Compensation of Directors" and "Executive Compensation" of the Company's Proxy Statement and is incorporated herein by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management

Information regarding "Security Ownership of Certain Beneficial Owners and Management" is set forth under the headings "Information with Respect to Nominees and Other Directors," "Security Ownership of Certain Beneficial Owners and Management – Executive Officers who are not Directors" and "Beneficial Owners" of the Company's Proxy Statement and is incorporated herein by reference.

## Item 13. Certain Relationships and Related Transactions

Information regarding "Certain Relationships and Related Transactions" is set forth under the heading "Transactions with Management" of the Company's Proxy Statement and is incorporated herein by reference.

## Item 14. Principal Accounting Fees and Services

Information regarding "Principal Accounting Fees and Services" is set forth under the heading "Auditors" of the Company's Proxy Statement and is incorporated herein by reference.

# PART IV

## Item 15. Exhibits and Financial Statement Schedules

**List of Financial Statements and Financial Statement Schedules**

(a) (1) and (2) Financial Statements and Financial Statement Schedules

The financial statements and related documents listed in the index set forth in Item 8 of this report are filed as part of this report.

All other schedules to the consolidated financial statements required by Regulation S-X are omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or related notes.

(1) The following exhibits are included as part of this Form 10-K:

| Exhibit No. | Exhibit |
| --- | --- |
| 3(a) | Amended and Restated Certificate of Incorporation (1) |
| 3(b) | Amended and Restated Bylaws (2) |
| 10(a) | 1989 Incentive Stock Option Plan (3) |
| 10(b) | Employment Agreement dated January 1, 2005 between the Company, Glacier Bancorp, Inc. and Michael J. Blodnick (6) |
| 10(c) | Employment Agreement dated January 1, 2005 between the Company, Glacier Bancorp, Inc. and James H. Strosahl (6) |
| 10(d) | Employment Agreement dated January 1, 2005 between First Security Bank of Missoula and William L. Bouchee (6) |
| 10(e) | 1994 Director Stock Option Plan and related agreements (4) |
| 10(f) | 1995 Employee Stock Option Plan and related agreements (4) |
| 10(g) | Deferred Compensation Plan effective January 1, 2005 (6) |
| 10(h) | Supplemental Executive Retirement Agreement (6) |
| 10(i) | Employment agreement dated January 1, 2005, between Mountain West Bank and Jon W. Hippler (6) |
| 14 | Code of Ethics (5) |
| 21 | Subsidiaries of the Company (See item 1, "Subsidiaries") |
| 23 | Consent of KPMG LLP (6) |
| 31.1 | Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6) |
| 31.2 | Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (6) |
| 32 | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 (6) |

(1) Incorporated by reference to exhibit 3.i.1 and 3.i.2 included in the Company's Quarterly Report on form 10-Q for the quarter ended June 30, 2004.

(2) Incorporated by reference to Exhibit 3.ii included in the Company's Quarterly Report on form 10-Q for the quarter ended June 30, 2004.

(3) Incorporated by reference to exhibit 10 (a) included in the Company's Registration Statement on Form S-4 (No. 33-37025), declared effective on October 4, 1990.

(4) Incorporated by reference to Exhibit 99.1 of the Company's S-8 Registration Statement (No. 333-105995).

(5) Incorporated by reference to Exhibit 14, included in the Company's Form 10-K for the year ended December 31, 2003.

(6) Exhibit intentionally omitted.

## SIGNATURES

PURSUANT to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 15, 2005.

GLACIER BANCORP, INC.

By: /s/ Michael J. Blodnick
Michael J. Blodnick
President/CEO/Director

PURSUANT to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 15, 2005, by the following persons in the capacities indicated.

| | |
|---|---|
| /s/Michael J. Blodnick<br>Michael J. Blodnick | President, CEO, and Director<br>(Principal Executive Officer) |
| /s/James H. Strosahl<br>James H. Strosahl | Executive Vice President and CFO<br>(Principal Financial/Accounting Officer) |
| Majority of the Board of Directors | |
| /s/ John S. MacMillan<br>John S. MacMillan | Chairman |
| /s/William L. Bouchee<br>William L. Bouchee | Director |
| /s/ James M. English<br>James M. English | Director |
| /s/ Allen Fetscher<br>Allen J. Fetscher | Director |
| /s/ Fred J. Flanders<br>Fred J. Flanders | Director |
| /s/ Jon W. Hippler<br>Jon W. Hippler | Director |
| /s/ L. Peter Larson<br>L. Peter Larson | Director |
| /s/ Everit A. Sliter<br>Everit A. Sliter | Director |


GLACIER BANCORP, INC.
2004 ANNUAL REPORT